 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 14, 2010

REGISTRATION STATEMENT NO. 333-165983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CHINA REDSTONE GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

2741
(Primary Standard Industrial Classification Code Number)

20-8285559
(I.R.S. Employer Identification Number)

239 Jianxin Road, Jiangbei District,
Chongqing, PRC 400000
(86) 023-67755514

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yiyou Ran, Chief Executive Officer
239 Jianxin Road, Jiangbei District,
Chongqing, PRC 400000
(86) 023-67755514

COPY TO:
Nimish Patel, Esq.
Suzanne Fu, Esq.
Richardson & Patel LLP
10900 Wilshire Blvd., Suite 500
Los Angeles, CA 90024
(310) 208-1182

(Name, address, including zip code, and telephone number, including area code, of agent for service)

FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum per Share Offering Price			Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common stock, $0.001 par value per share	1,402,262	$	_____	(2)	$	_____	$	_____
Common stock, $0.001 par value per share (issuable upon exercise of common stock purchase warrants)	771,239		$5.00	(3)		$3,856,195		$274.95
Total	2,173,501						$	_____	(4)

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), this registration statement shall be deemed to cover additional securities (i) to be offered or issued in connection with any provision of any securities purported to be registered hereby to be offered pursuant to terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions and (ii) of the same class as the securities covered by this registration statement issued or issuable prior to completion of the distribution of the securities covered by this registration statement as a result of a split of, or a stock dividend on, the registered securities.

(2)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low prices of the common stock of the Registrant as reported on the Over-the-Counter Bulletin Board on December 8, 2010.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(g) under the Securities Act.

(4)	$774.86 has been previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and no offer to buy these securities is being solicited in any state where the offer or sale is not permitted.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus

Subject to Completion, ___, 2010

CHINA REDSTONE GROUP, INC.

2,173,501 shares of Common Stock

This prospectus covers the resale by selling security holders named on page 20 of up to 2,173,501 shares of our common stock, $0.001 par value per share, which includes:

•	1,402,262 shares of common stock issued in conjunction with our financing completed on February 23, 2010 (the “Financing”);

•	701,126 shares of common stock underlying the common stock purchase warrants issued in conjunction with the Financing; and

•	70,113 shares of common stock underlying the common stock purchase warrants issued to our placement agent and its assignees in conjunction with the Financing.

All of the shares of common stock offered by this prospectus are being sold by the selling stockholders. It is anticipated that the selling stockholders will sell these shares of common stock from time to time in one or more transactions, in negotiated transactions or otherwise, at prevailing market prices or at prices otherwise negotiated (see “Plan of Distribution” beginning on page 23). We will not receive any proceeds from the sales by the selling stockholders. We may receive proceeds from any exercise of outstanding warrants. The selling shareholders may exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event the selling shareholders or placement agents’ exercise the Warrants on a cashless basis, then we will not receive any proceeds.

Our common stock is quoted on the Over-the-Counter Bulletin Board, commonly known as the OTCBB, under the symbol “CGPI.OB.” On December 8, 2010, the last sale price of our common stock on the OTCBB was $$4.32 per share.

No underwriter or person has been engaged to facilitate the sale of shares of our common stock in this offering. None of the proceeds from the sale of common stock by the selling stockholder will be placed in escrow, trust or any similar account. There are no underwriting commissions involved in this offering. We have agreed to pay all the costs of this offering other than customary brokerage and sales commissions. The selling stockholders will pay no offering expenses other than those expressly identified in this prospectus.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ____________ , 2010

No offers to sell are made, nor are offers sought, to buy these securities in any jurisdiction where the offer or sale is not permitted. The reader should assume that the information contained in this prospectus is accurate as of the date in the front of this prospectus only. Our business, financial condition, results of operations, and prospectus may have changed since that date.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where such offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. The reader should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.” Some of the statements contained in this prospectus, including statements under “Summary” and “Risk Factors” as well as those noted in the documents incorporated herein by reference, are forward-looking statements and may involve a number of risks and uncertainties. We note that our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Business

China Redstone Group, Inc. (the “Company”), through our operating entity, Chongqing Foguang Tourism Development (Group) Co., Ltd. (“Foguang”), is a private provider of cemetery products and services in Chongqing, People’s Republic of China (“PRC” or “China”). Foguang is primarily focused on developing cemeteries and selling cemetery plots, although it also provides park and garden development and construction services.

Foguang’s first cemetery development project is the Chongqing Guiyuan Cemetery I (“Guiyuan I”), located in Changshou District of Chongqing on approximately 66,660 square meters of land. All cemetery plots in Guiyuan I have been sold, at an average price of RMB 30,000 ($4,412) per plot. Foguang is currently developing the Chongqing Guiyuan Cemetery II (“Guiyuan II”), its second cemetery project in Changshou. Guiyuan II, in development since 2002, occupies a land over 667,000 square meters, of which approximately 46,620 square meters have been developed to date at the cost of approximately $1.77 million. Of the undeveloped portion of Guiyuan II, approximately 565,000 square meters are identified as land to be developed for cemetery use, and the remaining area will be developed as housing, parking and office space in the future.

In addition, the Chongqing municipal government has committed to enable Foguang to secure the land use rights to approximately 1,194,804 square meters of land surrounding Longqiao Lake, which portions of Guiyuan II overlook. However, as of the date of this prospectus, Foguang has yet to officially receive such land use rights. Based on comparable land use rights granted by the government to others, Foguang estimates that its payment obligations may be between $2.25 million to $2.7 million for the land use rights.  However, such obligations should not impact Foguang’s ongoing liquidity because it has sufficient cash flow from its operations for the estimated payment obligations. Foguang is planning to develop this land as a park, with mausoleums and temples, to complement and enhance Guiyuan II (the “Longqiao Lake Project”). Foguang also intends to cultivate and produce flower seedlings onsite Some of the seedlings will be used for the development of Guiyuan II, and the remaining seedlings will be sold either to the Changshou district government for urban landscaping or to outside parties for profit.

History and Corporate Structure

The Company was incorporated in Delaware on July 10, 2007, originally under the name “Artistry Publications, Inc.” for the purpose of entering the photography industry and establishing a large scale photography publishing business focused on American History. The Company’s plan was to develop a successful photo journal publishing company by depicting history and producing excellent affordable artwork in practical items to entertain and educate.

On February 12, 2010, the Company entered into a share exchange agreement (“Share Exchange Agreement”) under which it issued 8,800,000 shares of its common stock, par value $0.001, to the shareholders of Gold Industry Limited (“Gold Industry”), a Cayman Island company, in exchange for all the issued and outstanding shares of Gold Industry (the “Share Exchange”). As a result of the Share Exchange, Gold Industry became the Company’s wholly-owned subsidiary, and Gold Industry shareholders acquired a majority of the Company’s issued and outstanding stock. Concurrent with the Share Exchange, Mr. Yiyou Ran (the managing director of Gold Industry, and all of its operating subsidiaries, “Mr. Ran”) was appointed the Chief Executive Officer of the Company.

As a result, the Share Exchange has been accounted for as a reverse acquisition using the purchase method of accounting, whereby Gold Industry is deemed to be the accounting acquirer (legal acquire) and the Company to be the accounting acquire (legal acquirer). The financial statements before the date of Share Exchange are those of Gold Industry, with the results of the Company being consolidated from the date of Share Exchange. The equity section and earnings per share have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded.

All of our business operations are carried out by Foguang, which the Company controls through contractual arrangements that Chongqing Ran Ji Industrial Co., Ltd. (“Ran Ji”), a company wholly-owned by Gold Holy Industry Limited (“Gold Holy”), entered into with Foguang and its owners. Gold Holy is wholly-owned by Gold Industry. Through these contractual arrangements, the Company has the ability to substantially influence Foguang’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable the Company to control Foguang and to receive through Ran Ji all of Foguang’s net income, the Company is considered the primary beneficiary of Foguang. Accordingly, the Company consolidates Foguang’s results, assets and liabilities in its financial statements. Other than the Company’s interests in the contractual arrangements, neither the Company, Gold Industry, Gold Holy and Ranji own any equity interests in Foguang.  Instead, such equity interests are owned by Jianquan Chen (27.9%), Yang Chen (24.36%), Yiyou Ran (24%), Chaoyang Fu (16.74%) and Mingsheng Liu (7%). Mr. Jianquan Chen and Mr. Yiyou Ran were both appointed to our board of directors in connection with the Share Exchange, with Mr. Ran as chairman of the board of directors. Mr. Ran was additionally appointed as our chief executive officer.  Mr. Ran and Mr. Chen are also shareholders and directors of Holy Golden Industry Limited, which owned approximately 56.4% of our issued and outstanding common stock as of the date of this prospectus.

Although we have been advised by our PRC counsel that current PRC law does not restrict or prohibit foreign investment in domestic companies engaging in cemetery business such as Foguang, governmental approvals are required before we (or our subsidiaries) can acquire Foguang’s equity interests or assets. Thus, we have elected to control Foguang and its operations, and to receive the economic benefits from such operations, through contractual arrangements, thereby avoiding the necessity of obtaining governmental approvals. However, Chinese laws and regulations concerning the validity of the contractual arrangements is uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the Chinese government involves substantial uncertainty. Additionally, the contractual arrangements may not be as effective in providing control over Foguang as direct ownership. Due to such uncertainty, the Company may take such additional steps in the future as may be permitted by the then applicable laws and regulations in China to further strengthen its control over or toward actual ownership of Foguang or its assets or business operations, which could include direct ownership of selected assets. Because the Company relies on Foguang for its revenue, any termination of or disruption to the contractual arrangements would detrimentally affect its business and financial condition.

On April 6, 2010, the Company changed its name from “Artistry Publications, Inc.” to “China Redstone Group, Inc.” to better reflect its business directions.

Financing Transaction

In February 2010, we completed a financing transaction with 24 institutional and/or accredited investors (collectively the “Purchasers”) pursuant to which we sold $4,599,415 of units of our equity securities to the Purchasers in a private placement (the “Financing”). Each unit is comprised of 100,000 shares of our common stock, par value $0.001 per share (the “Common Stock”), at a per share purchase price of $3.28 per share, and warrants to purchase up to 50,000 shares of Common Stock. At the closing of the Transaction on February 23, 2010, we issued 1,402,262 shares of Common Stock and four-year warrants to purchase 701,126 shares of Common Stock (the “Warrants”). In addition, we issued warrants to purchase up to 70,113 shares of common stock to our placement agent and its assignees for the Financing.

Financial Results

For the three months ended September 30, 2010 and 2009, we had approximately $11.6 million and $6.7 million in sales, respectively, and approximately $4.7 million and $2.7 million in net income, respectively. For the six months ended September 30, 2010 and 2009, we had approximately $23.7 million and $15.1 million in sales, respectively, and approximately $9.5 million and $5.9 million in net income, respectively. For the fiscal years ended March 31, 2010 and 2009, we had approximately $36.5 million and $18.31 million in sales, respectively, and approximately $12.3 million and $5.50 million in net income, respectively. Our consolidated financial statements for such periods are included in this prospectus.

Historical results are not necessarily indicative of the results that may be expected for any future period. When you read the included historical financial data, it is important that you read along with it the appropriate historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The Offering

Common stock offered by the selling stockholders:	2,173,501 shares (1)

Common stock outstanding:	12,672,262 shares (2)

Use of proceeds:
We will not receive any proceeds from the sales by the selling stockholders. We may receive proceeds from any exercise of outstanding warrants. The selling shareholders may exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event the selling shareholders exercise the Warrants on a cashless basis, then we will not receive any proceeds.

Risk factors:
An investment in our common stock involves a high degree of risk. You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 6 of this prospectus before deciding whether or not to invest in shares of our common stock.

OTC Bulletin Board symbol:	CGPI.OB

(1)	Includes 771,239 shares of our common stock issuable upon exercise of outstanding common stock purchase warrants.
(2)
Represents the number of shares of our common stock outstanding as of December 8, 2010 and excludes 771,239 shares of our common stock issuable upon exercise of our outstanding common stock purchase warrants.

General Information

Our principal executive offices are located at 239 Jianxin Road, Jiangbei District, Chongqing, PRC 400000 and our telephone number is (86) 023-67755514.

RISK FACTORS

The reader should carefully consider the risks described below together with all of the other information included in this prospectus. The statements contained in or incorporated into this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and an investor in our securities may lose all or part of their investment.

Risks Relating to Our Business and Industry

Declines in the number of deaths in Foguang’s markets can cause a decrease in revenues. Changes in the number of deaths are not predictable from market to market or over the short term, and reliable statistics on deaths in particular markets can be difficult to obtain.

Declines in the number of deaths could cause cemetery services, property and merchandise to decline which could decrease revenues. Although the National Population and Family Planning Commission of the PRC estimates that the population of people that are 50 years old or older are expected to increase by approximately 3% per year, from 276.8 million in 2000 to 298.6 million in 2010, longer life spans could reduce the rate of deaths. Changes in the number of deaths can vary among local markets and from quarter to quarter, and variations in the number of deaths in Foguang’s markets or from quarter to quarter are not predictable. These variations can cause revenues to fluctuate.

The death care industry continues to be increasingly competitive and as a result, Foguang may lose market share to its competitors.

In China, the death care industry is characterized by a large number of locally owned and independent operations. To compete successfully, Foguang’s cemeteries must be maintained in good condition and Foguang must maintain good reputations and high professional standards, as well as offer attractive products and services at competitive prices. In addition, Foguang must be marketed in such a manner as to distinguish itself from its competitors. Foguang has historically experienced price competition from independent cemetery operators. New market entrants tend to attempt to build market share by offering lower cost alternatives. If Foguang is unable to successfully compete by offering attractive products and services pursuant to consumer preferences and at competitive prices, Foguang may lose market share to its competitors, and the Company’s financial condition, results of operations, and cash flows could be materially adversely affected.

Because the cemetery business is a high fixed-cost business, positive or negative changes in revenue can have a disproportionately large effect on cash flow and profits.

The cemetery business must incur many of the costs of operating and maintaining facilities, land and equipment regardless of the level of sales in any given period. For example, Foguang must pay salaries, utilities, property taxes and maintenance costs and maintain the grounds of cemeteries regardless of the number of sales. Because Foguang cannot decrease these costs significantly or rapidly when it experiences declines in sales, declines in sales can cause margins, profits and cash flow to decline at a greater rate than the decline in revenues.

Changes or increases in, or failure to comply with, regulations applicable to Foguang’s business could increase costs or decrease cash flows.

Developing and operating a cemetery in China is subject to both national and local regulations. Any construction of cemetery must be approved by the Administration of Civil Affairs and the construction must be limited away from a certain areas such as cultivated land, forest land, urban parks, scenic spots, protected areas of water resources, railways and highways. Compliance with these regulations is burdensome, and Foguang is always at risk of not complying with the regulations.

In addition, from time to time, governments and agencies may amend or add regulations, which could increase costs or decrease cash flows. If additional legislation or regulations are adopted by the regulatory authorities of the jurisdictions in which Foguang operates, these and other possible proposals could have a material adverse effect on the Company, our financial condition, our results of operations, our cash flows and our future prospects.

If Foguang is not able to respond effectively to changing consumer preferences, its market share, revenues and profitability could decrease.

Future market shares, revenues and profits will depend in part on Foguang’s ability to anticipate, identify and respond to changing consumer preferences. In past years, Foguang has implemented new product and service strategies based on results of customer surveys that it conducts on a continuous basis. However, Foguang may not correctly anticipate or identify trends in consumer preferences, or Foguang may identify them later than its competitors do. In addition, any strategies Foguang may implement to address these trends may prove incorrect or ineffective.

Foguang’s ability to generate sales depends on a number of factors such as sales strategies and sales incentives.

Declines in sales would reduce Foguang’s revenues and could reduce its future market share. Foguang has modified its sales strategies to local standards, such as focusing on face-to-face interaction and spending more time communicating with its customers since the cemetery business requires compassion and understanding. Foguang is also continuing to create a more efficient and competitive sales commission and incentive structure in order to retain good salespeople If Foguang cannot retain good salespeople or if its sales strategies and sales incentives are ineffective, Foguang could experience declines in sales in the short-run.

Foguang’s ability to generate sales depends on local and general economic conditions.

In addition, a weakening economy at the local or national level could cause customers to reduce discretionary spending, such as purchasing cemetery plots for family members prior to their deaths. Also, the growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on Foguang’s business, especially if it results in either a decreased use of Foguang’s products or in pressure on Foguang to lower its prices. A weak economy could lead to a decline in cemetery sales and/or a decrease in the amounts customers are willing to pay for cemetery products and services. Declines in cemetery property sales and average revenue per event would reduce Foguang’s current revenues. Declines in cemetery products and services could also reduce Foguang’s future revenues and market share.

The success of Foguang’s business is typically dependent upon one or a few key employees because of the localized and personal nature of its business.

The death care industry in China is built upon local heritage and tradition through successive generations, providing a foundation for ongoing business opportunities from established client family relationships and related referrals. Foguang believes these relationships build trust in the community and are a key driver to market share. Foguang’s business, which tends to serve small local markets, has a few key employees that drive its relationships. In particular, we depend on the services of the two co-founders of Foguang, Mr. Yiyou Ran, who is also our Chief Executive Officer, President and Chairman of our board of directors, and Mr. Jianquan Chen, who is also a member of our board of directors. Mr. Ran is responsible for the strategic direction and business of Foguang. Mr. Chen is responsible for the management of business operations and organization of Foguang. We also depend on Mr. Anshan Chen, the Vice General Manager of Foguang, since Mr. Chen plays a key role by developing the sales and distribution channel for Foguang. Currently, neither we nor Foguang have employment agreements with these key employees and we can give no assurance that we or Foguang can retain these employees or that these relationships will drive market share.

Foguang’s limited operating history may make it difficult for it to respond to changes in the regulatory environment compared to its competitors, which may have more resources and experience compared to Foguang.

Foguang, which commenced business in 2002, has a limited operating history and may be inexperienced in responding to changes in the regulatory environment compared to its competitors. Foguang’s current or potential competitors, many of which have substantial resources, may have more resources and experience dealing with changes in the regulatory environment compared to Foguang. Accordingly, you should consider Foguang’s future prospects in light of the risks and uncertainties experienced by early-stage companies in China. If Foguang is unable to respond to changes in the regulatory environment quickly and effectively, its business may be materially and adversely affected.

Foguang may be unable to sustain its past growth or manage its future growth, which may have a material adverse effect on our future operating results.

Foguang has experienced rapid growth since its inception, and has increased its net sales from $5 million in 2002 to $36.5 million for the fiscal year ended March 31, 2010. We anticipate that Foguang’s future growth rate will depend upon various factors, including the strength of its brand image, the market success of its current and future products, the success or its growth strategies, competitive conditions and its ability to manage our future growth. Future growth may place a significant strain on its management and operations. As Foguang continues to grow in its operations, its operational, administrative, financial and legal procedures and controls will need to be expanded. As a result, it may need to train and manage an increasing number of employees, which could distract its management team from its business. Foguang’s future success will depend substantially on the ability of its management team to manage its anticipated growth. If Foguang is unable to anticipate or manage its growth effectively, our future operating results could be adversely affected.

Corporate insiders or their affiliates may be able to exercise significant control matters requiring a vote of our stockholders and their interests may differ from the interests of our other stockholders.

As of December 8, 2010, our officers, directors and their affiliates as a group beneficially own approximately 57.8% of our then outstanding Common Stock. As a result, these stockholders may be able to exercise significant control over matters requiring approval by our stockholders. Matters that require the approval of our stockholders include the election of directors and the approval of mergers or other business combination transactions. Certain transactions are effectively not possible without the approval of these officers, directors and their affiliates, including, proxy contests, tender offers, open market purchase programs or other transactions that can give our stockholders the opportunity to realize a premium over the then-prevailing market prices for their shares of our common stock.

We will be required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act.

Failure to timely comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) or any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on the trading price of our debt and equity securities.

We currently are not an “accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to include an internal control report with our annual report on Form 10-K. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. This report must also include disclosure of any material weaknesses in internal control over financial reporting that we have identified. Additionally, for the fiscal year ended March 31, 2011, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and their evaluation of the operating effectiveness of our internal control over financial reporting. Our assessment requires us to make subjective judgments and our independent registered public accounting firm may not agree with our assessment.

Achieving compliance with Section 404 within the prescribed period may require us to incur significant costs and expend significant time and management resources. We cannot assure you that we will be able to fully comply with Section 404 or that, we and our independent registered public accounting firm would be able to conclude that our internal reported financial information, which could have an adverse effect on the trading price of our securities, as well as subject us to civil or criminal investigations and penalties. In addition, our independent registered public accounting firm may not agree with our management’s assessment or conclude that our internal control over financial reporting is operating effectively. We will continue to consistently improve our internal control over the financial reporting with our best efforts and we plan to engage assistance from outside experts in doing so.

Risks Related to Our Corporate Structure

We conduct our business through Foguang by means of contractual arrangements. If the Chinese government determines that these contractual arrangements do not comply with applicable regulations, our contractual arrangements may become invalid or unenforceable.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between Ran Ji and Foguang. Although we have been advised by our PRC counsel, that based on their understanding of the current PRC laws, rules and regulations, the structure for operating our business in China (including our corporate structure and contractual arrangements with Foguang and its owners) comply with all applicable PRC laws, rules and regulations, and do not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations, we cannot assure you that the PRC regulatory authorities will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. If the PRC regulatory authorities determine that our contractual arrangements are in violation of applicable PRC laws, rules or regulations, our contractual arrangements will become invalid or unenforceable. In addition, new PRC laws, rules and regulations may be introduced from time to time to impose additional requirements that may be applicable to our contractual arrangements. For example, the PRC Property Rights Law that became effective on October 1, 2007 may require us to register with the relevant government authority the security interests on the equity interests in Foguang granted to us under the equity pledge agreements that are part of the contractual arrangements. If we are required to register such security interests, failure to complete such registration in a timely manner may result in such equity pledge agreements to be unenforceable against third party claims.

If the PRC regulatory bodies determine that the contractual arrangements by which we control Foguang do not comply with PRC regulatory restrictions on foreign investment, we or Foguang could be subject to severe penalties, which may materially and adversely affect our business.

The Chinese government has broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business and other licenses and requiring actions necessary for compliance. In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new Chinese laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future Chinese laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which could materially and adversely affect our business, financial condition and results of operations.

If Ran Ji or Foguang are determined to be in violation of any existing or future PRC laws, rules or regulations or fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of Ran Ji or Foguang;

•	discontinuing or restricting the operations of Ran Ji or Foguang;

•	imposing conditions or requirements with which Ran Ji or Foguang may not be able to comply;

•	requiring Ran Ji or Foguang to restructure the relevant ownership structure or operations; or

•	imposing fines.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

Our contractual arrangements with Foguang and its owners may not be as effective in providing control over these entities as direct ownership.

We have no equity ownership interest in Foguang, and rely on contractual arrangements to control and operate the company and its businesses. These contractual arrangements may not be as effective in providing control over the company as direct ownership. For example, Foguang could fail to take actions required for our business despite its contractual obligation to do so. If Foguang fails to perform under its agreements with us, we may have to rely on legal remedies under Chinese law, which may not be effective. In addition, we cannot assure you that the owners of Foguang will act in our best interests.

Because we rely on the consulting services agreement with Foguang for our revenue, the termination of this agreement will severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and do not have any assets or conduct any business operations other than the contractual arrangements between Ran Ji, our indirect wholly owned subsidiary, and Foguang. As a result, we currently rely entirely for our revenues on dividends payments from Ran Ji after it receives payments from Foguang pursuant to the consulting services agreement which forms a part of the contractual arrangements. The consulting services agreement may be terminated by written notice of Ran Ji or Foguang in the event that: (a) Foguang causes a material breach of the agreement, provided that if the breach does not relate to a financial obligation of the breaching party, that party may attempt to remedy the breach within 14 days following the receipt of the written notice; (b) one party becomes bankrupt, insolvent, is the subject of proceedings or arrangements for liquidation or dissolution, ceases to carry on business, or becomes unable to pay its debts as they become due; (c) Ran Ji terminates its operations; or (d) circumstances arise which would materially and adversely affect the performance or the objectives of the agreement. Additionally, Ran Ji may terminate the consulting services agreement without cause. Because neither we nor our direct and indirect subsidiaries own equity interests of Foguang, the termination of the consulting services agreement would sever our ability to continue receiving payments from Foguang under our current holding company structure. While we are currently not aware of any event or reason that may cause the consulting services agreement to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the consulting services agreement is terminated, this may have a severe and detrimental effect on our continuing business viability under our current corporate structure, which in turn may affect the value of your investment.

We rely principally on dividends paid by our consolidated operating entity to fund any cash and financing requirements we may have, and any limitation on the ability of our consolidated PRC entities to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and rely principally on dividends paid by our consolidated PRC operating entity for cash requirements, including the funds necessary to service any debt we may incur. In particular, we rely on earnings generated by Foguang, which are passed on to us through Ran Ji. If any of our consolidated operating subsidiaries incurs debt in its own name in the future, the instruments governing the debt may restrict dividends or other distributions on its equity interest to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Ran Ji currently have in place with Foguang, in a manner that would materially and adversely affect our ability to pay dividends and other distributions on our equity interest.

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our consolidated PRC entity only out of its retained earnings, if any, determined in accordance with PRC accounting standards. Under PRC laws, rules and regulations, our consolidated PRC entities are required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to their statutory surplus reserve fund until the accumulative amount of such reserves reach 50.0% of their respective registered capital. As a result, our consolidated PRC entity is restricted in its ability to transfer a portion of its net income to us whether in the form of dividends, loans or advances. As of September 30, 2010, we had retained earnings of approximately $27.7 million. Our retained earnings are not distributable as cash dividends. Any limitation on the ability of our consolidated operating subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Certain management members of Foguang may have potential conflicts of interest with us which may result in a breach of their fiduciary duties to us, which may adversely affect our business.

Mr. Yiyou Ran, our Chief Executive Officer and President, is also the Chairman of the board of directors of Foguang. Mr. Jianquan Chen, who is a member of our board of directors, is the General Manager of Foguang. Conflicts of interests between their respective duties to our Company and Foguang may arise. As our directors and executive officer (in the case of Mr. Ran), they have a duty of loyalty and care to us under U.S. and Hong Kong law when there are any potential conflicts of interests between our Company and Foguang. We cannot assure you; however, that when conflicts of interest arise, every one of them will act completely in our interests or that conflicts of interests will be resolved in our favor. We cannot assure you that they will not breach their fiduciary duties which require that they exercise good faith and due care in handling our affairs, For example, they may determine that it is in Foguang’s interests to sever the contractual arrangements with Ran Ji; irrespective of the effect such action may have on us. In addition, any one of them could violate his legal duties by diverting business opportunities from us to others, thereby affecting the amount of payment that Foguang is obligated to remit to us under the consulting services agreement, which may adversely affect our business.

Our officers and directors may allocate their time to other businesses, including engaging in business activities competitive with the Company or Foguang, which may cause conflicts of interest and adversely affect our business.

Mr. Yiyou Ran, Mr. Michael Wang, and our non-independent directors have the ability to allocate their time to other businesses and activities, including engaging in business activities competitive with the Company or Foguang, thereby causing possible conflicts of interest. If these individuals decide to engage in competitive business activities or be involved with other business affairs requiring them to devote more substantial amounts of time to such affairs, it could create conflicts of interest and have a negative impact on our ongoing business.

Risks Related to Doing Business in China

Foguang is subject to restrictions on making payments to us.

We are a holding company incorporated in Delaware and do not have any assets or conduct any business operations other than our indirect investments in Foguang. As a result of our holding company structure, we rely entirely on payments from that company under the contractual arrangements with our indirect wholly owned subsidiary, Ran Ji. The Chinese government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of China. We may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. See “Government control of currency conversion may affect the value of your investment.” Furthermore, if our affiliated entity in China incurs debt on their own in the future, the instruments governing the debt may restrict their ability to make payments. If we are unable to receive all of the revenues from our operations through these contractual arrangements, we may be unable to pay dividends on our ordinary shares.

New labor laws in the PRC may adversely affect Foguang’s results of operations.

On January 1, 2008, the PRC government promulgated the Labor Contract Law of the PRC, or the New Labor Contract Law. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event Foguang decides to significantly change or decrease its workforce, the New Labor Contract Law could adversely affect its ability to enact such changes in a manner that is most advantageous to its business or in a timely and cost effective manner, thus materially and adversely affecting Foguang’s financial condition and results of operations.

Because our assets are located overseas, shareholders may not receive distributions that they would otherwise be entitled to if we were declared bankrupt or insolvent.

All of our assets are located in the PRC. Because our assets are located overseas, our assets may be outside of the jurisdiction of U.S. courts to administer if we are the subject of an insolvency or bankruptcy proceeding. As a result, if we declared bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the U.S., under U.S. Bankruptcy law.

Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect Foguang’s business.

All of Foguang’s business operations are currently conducted in the PRC, under the jurisdiction of the PRC government. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to Foguang. Since early 2004, the PRC government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Unprecedented rapid economic growth in China may increase Foguang’s costs of doing business, and may negatively impact our profit margins and/or profitability.

Foguang’s business depends in part upon the availability of relatively low-cost labor and materials. Rising wages in China may increase its overall costs of production. In addition, rising raw material costs, due to strong demand and greater scarcity, may increase Foguang’s overall costs of production. If Foguang is not able to pass these costs on to its customers in the form of higher prices, our profit margins and/or profitability could decline.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because our subsidiaries are incorporated in non-U.S. jurisdictions, we conduct substantially all of our operations in China, and all of our officers reside outside the United States.

Although we are incorporated in Delaware, all of our business operations are conducted in China by Foguang. Most of our officers and directors reside in China and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely within the United States.

Governmental control of currency conversion may affect the value of your investment.

The Chinese government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current structure, our income is primarily derived from payments from Foguang. Shortages in the availability of foreign currency may restrict the ability of our Chinese subsidiaries and our affiliated entity to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing Chinese foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from China State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. The Chinese government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our stockholders.

Fluctuation in the value of RMB may have a material adverse effect on your investment.

The value of RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Our revenues and costs are mostly denominated in RMB, while a significant portion of our financial assets are denominated in U.S. dollars. We rely entirely on fees paid to us by our affiliated entity in China. Any significant fluctuation in the value of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our stock in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. An appreciation of RMB against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar denominated financial assets into RMB, as RMB is our reporting currency.

Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.

The recently enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation regulations for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that a maximum income tax rate of 20% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Delaware holding company and substantially all of our income is derived from the operations of Foguang located in the PRC, which is contractually obligated to pay its quarterly profits to our WFOE. Therefore, dividends paid to us by our WFOE in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law and its implementation regulations to pay income tax for any dividends we receive from our WFOE, it may have a material and adverse effect on our net income and materially reduce the amount of dividends, if any, we may pay to our shareholders.

Foguang faces risks related to health epidemics and other outbreaks.

Foguang’s business could be adversely affected by the effects of an epidemic outbreak, such as the SARS epidemic in April 2004. Any prolonged recurrence of such adverse public health developments in China may have a material adverse effect on Foguang’s business operations. For instance, health or other government regulations adopted in response may require temporary closure of Foguang’s stores or offices. Such closures would severely disrupt Foguang’s business operations and adversely affect its results of operations. Foguang has not adopted any written preventive measures or contingency plans to combat any future outbreak of SARS or any other epidemic.

If Foguang’s land use rights are revoked, it would have no operational capabilities.

Under Chinese law land is owned by the state or rural collective economic organizations. The state issues to the land users the land use right certificate. Land use rights can be revoked and the land users forced to vacate at any time when redevelopment of the land is in the public interest. The public interest rationale is interpreted quite broadly and the process of land appropriation may be less than transparent. Each of Foguang’s cemeteries relies on these land use rights as the cornerstone of its operations, and the loss of such rights would have a material adverse effect on its business prospects.

Because Foguang’s funds are held in banks which do not provide insurance, the failure of any bank in which it deposits its funds could affect its ability to continue in business.

Banks and other financial institutions in the PRC do not provide insurance for funds held on deposit. A significant portion of Foguang’s assets are in the form of cash deposited with banks in the PRC, and in the event of a bank failure, it may not have access to its funds on deposit. Depending upon the amount of money Foguang maintains in a bank that fails, its inability to have access to its cash could impair its operations, and, if Foguang is not able to access funds to pay its suppliers, employees and other creditors, it may be unable to continue in business.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

As our ultimate holding company is a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If we make equity compensation grants to persons who are PRC citizens, they may be required to register with the State Administration of Foreign Exchange of the PRC, or SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt an equity compensation plan for our directors and employees and other parties under PRC law.

On April 6, 2007, SAFE issued the “Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also known as “Circular 78.” It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We have adopted an equity compensation plan in the future and intend to make securities grants to our officers and directors, most of who are PRC citizens. Circular 78 may require our officers and directors who receive option grants and are PRC citizens to register with SAFE. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming. If it is determined that any of our equity compensation plans are subject to Circular 78, failure to comply with such provisions may subject us and participants of our equity incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

Because Foguang is located in the PRC, we may have difficulty establishing adequate management, legal and financial controls, which we are required to do in order to comply with U.S. securities laws.

PRC companies have historically not adopted a US style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. Most of our middle and top management staff are not educated and trained in the US system, and we may have difficulty hiring new employees in the PRC with such training. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet US standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

Foguang is subject to a variety of environmental laws and regulations related to its operations, and Foguang may become subject to forthcoming environmental regulations enacted in response to climate change. Foguang’s failure to comply with environmental laws and regulations may have a material adverse effect on our business and results of operations.

Foguang is subject to various environmental laws and regulations for its cemetery operations. We cannot assure you that at all times Foguang will be in compliance with environmental laws and regulations or its environmental permits or that it will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws, regulations and permits. In addition, future environmental regulations that are enacted in response to global and regional climate change could place additional burdens on Foguang’s operations. Complying with existing and possible future environmental laws and regulations, including laws and regulations relating to climate change, may impose upon Foguang the need for additional capital equipment or other process requirements, restrict its ability to expand its operations, disrupt its operations, increase costs, subject it to liability or cause it to curtail its operations.

Risks Related to an Investment in Our Securities

Our stock is categorized as a penny stock. Trading of our stock may be restricted by the SEC’s penny stock regulations which may limit a shareholder’s ability to buy and sell our stock.

Our stock is categorized as a penny stock. The SEC has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and accredited investors. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

We expect to experience volatility in our stock price, which could negatively affect shareholders’ investments.

The market price for shares of our common stock may be volatile and may fluctuate based upon a number of factors, including, without limitation, business performance, news announcements or changes in general market conditions.

Other factors, in addition to the those risks included in this section, that may have a significant impact on the market price of our common stock include, but are not limited to:

•	receipt of substantial orders or order cancellations of products;

•	quality deficiencies in services or products;

•	international developments, such as technology mandates, political developments or changes in economic policies;

•	changes in recommendations of securities analysts;

•	shortfalls in our backlog, revenues or earnings in any given period relative to the levels expected by securities analysts or projected by us;

•	government regulations, including stock option accounting and tax regulations;

•	energy blackouts;

•	acts of terrorism and war;

•	widespread illness;

•	proprietary rights or product or patent litigation;

•	strategic transactions, such as acquisitions and divestitures; or

•	rumors or allegations regarding our financial disclosures or practices.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Due to changes in the volatility of our common stock price, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources.

To date, we have not paid any cash dividends and no cash dividends will be paid in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future and we may not have sufficient funds legally available to pay dividends. Even if the funds are legally available for distribution, we may nevertheless decide not to pay any dividends. We presently intend to retain all earnings for our operations.

Our common shares are not currently traded at high volume, and you may be unable to sell at or near ask prices or at all if you need to sell or liquidate a substantial number of shares at one time.

Our common shares are currently traded with low volume based on quotations on the “Over-the-Counter Bulletin Board” under the symbol CGPI.OB, meaning that the number of persons interested in purchasing our common shares at or near bid prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is still relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable.

We cannot assure that a broader or more active public trading market for our common stock will develop or be sustained.

There may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained, or that trading levels will be sustained. We cannot predict the extent to which an active public market for our common stock will develop or be sustained. However, we do not rule out the possibility of applying for listing on the NYSE Alternext (fka American Stock Exchange) or Nasdaq Capital Market or other markets.

The penny stock market suffers from fraud and abuse and could increase the future volatility of our Company’s share price.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the future volatility of our share price.

The OTC Bulletin Board (“OTCBB”) is a quotation system, not an issuer listing service, market or exchange, and as a result, it may be difficult for you to sell your common stock or you may not be able to sell your common stock for an optimum trading price.

The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume limitations in over-the-counter securities. Because trades and quotations on the OTCBB involve a manual process, the market information for such securities cannot be guaranteed. In addition, quote information, or even firm quotes, may not be available. The manual execution process may delay order processing and intervening price fluctuations may result in the failure of a limit order to execute or the execution of a market order at a significantly different price. Execution of trades, execution reporting and the delivery of legal trade confirmations may be delayed significantly. Consequently, one may not be able to sell shares of our common stock at the optimum trading prices.

When fewer shares of a security are being traded on the OTCBB, volatility of prices may increase and price movement may outpace the ability to deliver accurate quote information. Lower trading volumes in a security may result in a lower likelihood of an individual’s orders being executed, and current prices may differ significantly from the price one was quoted by the OTC Bulletin Board at the time of the order entry.

Orders for OTCBB securities may be canceled or edited like orders for other securities. All requests to change or cancel an order must be submitted to, received and processed by the OTCBB. Due to the manual order processing involved in handling OTC Bulletin Board trades, order processing and reporting may be delayed, and an individual may not be able to cancel or edit his order. Consequently, one may not able to sell shares of common stock at the optimum trading prices.

The dealer’s spread (the difference between the bid and ask prices) may be large and may result in substantial losses to the seller of securities on the OTCBB if the common stock or other security must be sold immediately. Further, purchasers of securities may incur an immediate “paper” loss due to the price spread. Moreover, dealers trading on the OTCBB may not have a bid price for securities bought and sold through the OTCBB. Due to the foregoing, demand for securities that are traded through the OTCBB may be decreased or eliminated.

Legislative actions, higher insurance costs and potential new accounting pronouncements may impact our future financial position and results of operations.

There have been regulatory changes, including the Sarbanes-Oxley Act of 2002, and there may potentially be new accounting pronouncements or additional regulatory rulings that will have an impact on our future financial position and results of operations. The Sarbanes-Oxley Act of 2002 and other rule changes as well as proposed legislative initiatives following the Enron bankruptcy are likely to increase general and administrative costs and expenses. In addition, insurers are likely to increase premiums as a result of high claims rates over the past several years, which we expect will increase our premiums for insurance policies. Further, there could be changes in certain accounting rules. These and other potential changes could materially increase the expenses we report under generally accepted accounting principles, and adversely affect our operating results.

Holders of our common stock may be diluted in the future.

We are authorized to issue up to 100 million shares of common stock and 20 million shares of preferred stock. Our board of directors will have the ability, without seeking stockholder approval, to issue additional shares of common stock and/or preferred stock in the future for such consideration as our board of directors may consider sufficient. The issuance of additional common stock and/or preferred stock in the future will reduce the proportionate ownership and voting power of our common stock held by existing stockholders. At December 8, 2010 there were 12,672,262 shares of common stock outstanding and warrants to purchase 771,239 shares of common stock.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of December 8, 2010, we had approximately 12,672,262 shares of common stock outstanding. Any substantial sale of common stock pursuant to any resale prospectus or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

We may not be able to achieve access to the capital markets as we have expected to result from the Share Exchange.

On February 12, 2010, we concluded the Exchange Agreement and as a result Foguang became our variable interest entity, and our primary business operations became that of Foguang. As a result of the Share Exchange, we hope to enhance our access to the capital markets of the United States. However, there can be no assurance that such access will be realized with respect to our new business operations. In addition, the attention and effort devoted to achieving the benefits of the Share Exchange and attending to the obligations of being a public company, such as reporting requirements and securities regulations, could significantly divert management’s attention from other important issues, which could materially and adversely affect our operating results or stock price in the future.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. For example, on January 30, 2009, the SEC adopted rules requiring companies to provide their financial statements in interactive data format using the eXtensible Business Reporting Language, or XBRL. We will have to comply with these rules by June 15th, 2011. Our management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in this prospectus, other than statements of historical facts, that address future activities, events or developments, are forward-looking statements, including, but not limited to, statements containing the words “believe,” “anticipate,” “expect” and words of similar import. These statements are based on certain assumptions and analyses made by us in light of our experience and our assessment of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. Whether actual results will conform to the expectations and predictions of management, however, is subject to a number of risks and uncertainties that may cause actual results to differ materially. Such risks are in the section entitled “Risk Factors” on page 6, and in our previous SEC filings.

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated by management will be realized or, even if substantially realized, that they will have the expected consequences to or effects on our business operations.

USE OF PROCEEDS

We will not receive any proceeds from the sales of the shares of common stock by the selling stockholders. We may, however, receive proceeds from any exercise by the selling stockholders of outstanding warrants, up to $3,856,195 in the event all of the outstanding warrants are exercised. The selling shareholders may exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event the selling shareholders exercise the warrants on a cashless basis, then we will not receive any proceeds.

The Company plans to use the proceeds upon the exercise of warrants for the following items (assuming full exercise of all outstanding warrants for cash):

	Anticipated
	Application of Net	Percentage of
Description	Proceeds	Net Proceeds
Develop more cemetery plots	$1,000,000	26%
Marketing and sales	500,000	13%
Potential land acquisitions (1)	1,000,000	26%
Potential acquisitions (1)	1,356,195	35%
Total	$3,856,195	100%

(1)
We plan to acquire Shenzhen Huaqiao Public Cemetery in 2013, although as of the date of this prospectus, we have not entered into any letter of intent or definitive agreement in connection with such acquisition, nor have we identified any other land or target for potential acquisition.

The amounts actually spent by us for any specific purpose may vary significantly and will depend on a number of factors. Accordingly, our management has broad discretion to allocate the net proceeds. Subject to the uses described above, we intend to invest the net proceeds from the warrant exercise in short-term, interest-bearing, investment-grade securities.

SELLING SECURITY HOLDERS

We are registering the following securities:

•	1,402,262 shares of Common Stock sold and issued to the Purchasers in the Financing;

•	701,126 shares of Common Stock underlying the Warrants issued to the Purchasers in the Financing; and

•	70,113 shares of Common Stock underlying the Warrants issued to the placement agent and its assignees in the Financing.

We are registering these securities in order to permit the selling security holders to dispose of the shares of Common Stock from time to time. The selling security holders may sell all, some, or none of their shares in this offering. See “Plan of Distribution.”

The table below lists the selling security holders and other information regarding the beneficial ownership of the shares of Common Stock by each of the selling security holders. Column A lists the names of the selling security holders. Column B lists the number of shares of common stock beneficially owned by each selling security holder as of July 26, 2010 (assuming full exercise of the Warrants held by such selling security holder, if any). Column C lists the shares of Common Stock covered by this prospectus that may be disposed of by each of the selling security holders. Column D lists the number of shares of Common Stock that will be beneficially owned by the selling security holders assuming all of the shares covered by this prospectus are sold. Column E lists the percentage of class beneficially owned by the selling security holders assuming all of the shares covered by this prospectus are sold based on 12,672,262 shares of Common Stock outstanding on December 8, 2010.

We cannot provide an estimate of the number of securities that any of the selling security holders will hold in the future. For purposes of this table, beneficial ownership is determined in accordance with the rules of the SEC, and includes voting power and investment power with respect to such securities.

The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below. Except as indicated in the footnotes to the table, no selling security holder has had any material relationship with us or our affiliates during the last three years. Except as indicated below, no selling security holder is the beneficial owner of any additional shares of common stock or other equity securities issued by us or any securities convertible into, or exercisable or exchangeable for, our equity securities. Except for Rodman & Renshaw, LLC, no selling security holder is a FINRA registered broker-dealer or an affiliate of a broker-dealer.

Selling Security Holder Table

	Securities		Securities
	Beneficially		Beneficially	% Beneficial
	Owned	Securities	Owned	Ownership
	Prior	Being	After	After
Name	to Offering	Offered	Offering	Offering
(A)	(B)	(C)	(D)	(E)
Gerald Scott Klayman (1)	22,866	22,866	0	0%
Warberg Opportunistic Trading Fund LP (2)	34,500	34,500	0	0%
Paul Hickey (3)	150,000	150,000	0	0%
Kevin Denuccio (4)	57,155	57,155	0	0%
Matthew Hayden (5)	114,318	114,318	0	0%
Ronald Nash (6)	60,000	60,000	0	0%
David W. Forti (7)	22,866	22,866	0	0%
Taylor International Fund, Ltd. (8)	300,000	300,000	0	0%
Shira Capital LLC (9)	150,000	150,000	0	0%
Barry Honig (10)	90,000	90,000	0	0%
The USX China Fund (11)	75,000	75,000	0	0%
RL Capital Partners LP (12)	75,000	75,000	0	0%
Anthony G. Polak (13)	15,000	15,000	0	0%
Jamie Polak (14)	15,000	15,000	0	0%
Frederick B. Polak (15)	15,000	15,000	0	0%
Domaco Venture Capital Fund (16)	15,000	15,000	0	0%
David Frascella (17)	37,500	37,500	0	0%
Larry Frascella (18)	37,500	37,500	0	0%
Ronald M. Lazar, IRA, Pershing LLC as Custodian (19)	15,000	15,000	0	0%
Fort Ashford Funds, LLC (20)	57,160	57,160	0	0%
Hammerman Capital Partners, LP (21)	75,000	75,000	0	0%
Jayhawk Private Equity Fund II, L.P. (22)	548,781	548,781	0	0%
Jeffrey A. Grossman (23)	45,732	45,732	0	0%
HCP Opportunity Fund, LP (24)	75,000	75,000	0	0%
Rodman & Renshaw, LLC (25)	31,552	31,552	0	0%
Ramnarain Jaigobind (26)	15,692	15,692	0	0%
Chirag Choudhary (27)	5,538	5,538	0	0%
Harry Ioannou (28)	2,704	2,704	0	0%
George Anagnostou (29)	734	734	0	0%
Eric Lord (30)	2,595	2,595	0	0%
Kevin Mangan (31)	782	782	0	0%
Tariq Jawad (32)	5,258	5,258	0	0%
Jamil Abourmeri (33)	5,258	5,258	0	0%

(1)
Includes 15,244 shares of Common Stock and 7,622 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing (more fully described under the section titled “History and Corporate Structure” below), all of which we are registering for resale pursuant to the securities purchase agreement that we entered into as part of the Financing (the “Securities Purchase Agreement”).

(2)
Includes 23,000 shares of Common Stock and 11,500 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement. Daniel Worsh and Jonathan Blumberg have shared dispositive and voting power over these securities held by Warberg Opportunistic Trading Fund LP.

(3)
Includes 100,000 shares of Common Stock and 50,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to Securities Purchase Agreement.

(4)
Includes 38,110 shares of Common Stock and 19,055 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement.

(5)
Includes 76,212 shares of Common Stock and 38,106 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement.

(6)
Includes 40,000 shares of Common Stock and 20,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement.

(7)
Includes 15,244 shares of Common Stock and 7,622 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement.

(8)
Includes 200,000 shares of Common Stock and 100,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement. Stephen Taylor and Robert Kirkland have shared dispositive and voting power over the securities held by Taylor International Fund, Ltd.

(9)
Includes 100,000 shares of Common Stock and 50,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement. Montgomery Cornell and Michael Ryan have shared dispositive and voting power over the securities held by Shira Capital, LLC.

(10)
Includes 60,000 shares of Common Stock and 30,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement.

(11)
Includes 50,000 shares of Common Stock and 25,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement. Stephen L. Parr and Kim Williams have shared dispositive and voting power over the securities held by The USX China Fund.

(12)
Includes 50,000 shares of Common Stock and 25,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement. Anthony Polak and Ronald Lazar have shared dispositive and voting power over the securities held by RL Capital Partners LP.

(13)
Includes 10,000 shares of Common Stock and 5,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement.

(14)
Includes 10,000 shares of Common Stock and 5,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement.

(15)
Includes 10,000 shares of Common Stock and 5,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement.

(16)
Includes 10,000 shares of Common Stock and 5,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement. Jack Polak has sole dispositive and voting power over the securities held by Domaco Venture Capital Fund.

(17)
Includes 25,000 shares of Common Stock and 12,500 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement.

(18)
Includes 25,000 shares of Common Stock and 12,500 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement.

(19)
Includes 10,000 shares of Common Stock and 5,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement. Ronald Lazar has sole dispositive and voting power over the securities held by Ronald M. Lazar, IRA, Pershing LLC as Custodian.

(20)
Includes 38,110 shares of Common Stock and 19,055 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement. Frank Kavanaugh has sole dispositive and voting power over the securities held by Fort Ashford Funds, LLC.

(21)
Includes 50,000 shares of Common Stock and 25,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement. Jason Hammerman has sole dispositive and voting power over the securities held by Hammerman Capital Partners, LP.

(22)
Includes 365,854 shares of Common Stock and 182,927 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement. Kent McCarthy has sole dispositive and voting power over the securities held by Jayhawk Private Equity Fund II, L.P.

(23)
Includes 30,488 shares of Common Stock and 15,244 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement.

(24)
Includes 50,000 shares of Common Stock and 25,000 shares of Common Stock underlying the Warrants issued to this selling security holder in the Financing, all of which we are registering for resale pursuant to the Securities Purchase Agreement. Jason Hammerman has sole dispositive and voting power over the securities held by HCP Opportunity Fund, LP.

(25)
Includes 31,552 shares of Common Stock underlying the Warrants issued to this selling security holder as placement agent in the Financing. David Horin has sole voting and dispositive power over the shares held by Rodman & Renshaw, LLC.

(26)	Includes 15,692 shares of Common Stock underlying the Warrants issued to this selling security holder as assignee of placement agent in the Financing.

(27)	Includes 5,538 shares of Common Stock underlying the Warrants issued to this selling security holder as assignee of placement agent in the Financing.

(28)	Includes 2,704 shares of Common Stock underlying the Warrants issued to this selling security holder as assignee of placement agent in the Financing.

(29)	Includes 734 shares of Common Stock underlying the Warrants issued to this selling security holder as assignee of placement agent in the Financing.

(30)	Includes 2,595 shares of Common Stock underlying the Warrants issued to this selling security holder as assignee of placement agent in the Financing.

(31)	Includes 782 shares of Common Stock underlying the Warrants issued to this selling security holder as assignee of placement agent in the Financing.

(32)	Includes 5,258 shares of Common Stock underlying the Warrants issued to this selling security holder as assignee of placement agent in the Financing.

(33)	Includes 5,258 shares of Common Stock underlying the Warrants issued to this selling security holder as assignee of placement agent in the Financing.

PLAN OF DISTRIBUTION

Each selling security holder named above and any of their pledgees, assignees, and successors-in-interest (each a “Selling Security Holder” and collectively the “Selling Security Holders”) may, from time to time, sell any or all of their shares of Common Stock on the NASDAQ OTC Bulletin Board (“OTCBB”) or any other stock exchange, market, or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Security Holder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Security Holders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Security Holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Security Holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Security Holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the Common Stock or interests therein, the Selling Security Holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Security Holders may also sell shares of the Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The Selling Security Holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Security Holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Security Holder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute their shares of Common Stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Security Holders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Security Holders.

We agreed to use commercially reasonable efforts to keep this prospectus effective until the earlier of (i) the date on which all of the registrable shares may be resold by the Selling Security Holders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, or (ii) all of the registrable shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Security Holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the Common Stock by the Selling Security Holders or any other person. We will make copies of this prospectus available to the Selling Security Holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

BUSINESS

Overview

The Company, through our operating entity, Foguang, is a private provider of cemetery products in Chongqing, China. Foguang is primarily focused on developing cemeteries and selling cemetery plots, although it also provides park and garden development and construction services.

Foguang’s first cemetery development project is the Chongqing Guiyuan Cemetery I (“Guiyuan I”), located in Changshou District of Chongqing on approximately 66,660 square meters of land. All cemetery plots in Guiyuan I have been sold, at an average price of RMB 30,000 ($4,412) per plot. Foguang is currently developing the Chongqing Guiyuan Cemetery II (“Guiyuan II”), its second cemetery project in Changshou. Guiyuan II, in development since 2002, occupies a land over 667,000 square meters, of which approximately 46,620 square meters have been developed to date at the cost of approximately $1.77 million. Of the undeveloped portion of Guiyuan II, approximately 565,000 square meters are identified as land to be developed for cemetery use, and the remaining area will be developed as housing, parking and office space in the future.

In addition, the Chongqing municipal government has committed to enable Foguang to secure the land use rights to approximately 1,194,804 square meters of land surrounding Longqiao Lake, which portions of Guiyuan II overlook. However, as of the date of this prospectus, Foguang has yet to officially receive such land use rights. Based on comparable land use rights granted by the government to others, Foguang estimates that its payment obligations may be between $2.25 million to $2.7 million for the land use rights.  However, such obligations should not impact Foguang’s ongoing liquidity because it has sufficient cash flow from its operations for the estimated payment obligations. Foguang is planning to develop this land as a park, with mausoleums and temples, to complement and enhance Guiyuan II. Foguang also intends to cultivate and produce flower seedlings onsite Some of the seedlings will be used for the development of Guiyuan II, and the remaining seedlings will be sold either to the Changshou district government for urban landscaping or to outside parties for profit.

History and Corporate Structure

The Company was incorporated in Delaware on July 10, 2007, originally under the name “Artistry Publications, Inc.” for the purpose of entering the photography industry and establishing a large scale photography publishing business focused on American History. The Company’s plan was to develop a successful photo journal publishing company by depicting history and producing excellent affordable artwork in practical items to entertain and educate.

On February 12, 2010, the Company entered into the Share Exchange Agreement under which it issued 8,800,000 shares of its common stock, par value $0.001, to the shareholders of Gold Industry, in exchange for all the issued and outstanding shares of Gold Industry. As a result of the Share Exchange, Gold Industry became a wholly-owned subsidiary of the Company and Gold Industry shareholders acquired a majority of the Company’s issued and outstanding stock. Concurrent with the Share Exchange, Mr. Yiyou Ran (the managing director of Gold Industry, and all of its operating subsidiaries) was appointed the Chief Executive Officer of the Company.

As a result, the Share Exchange has been accounted for as a reverse acquisition using the purchase method of accounting, whereby Gold Industry is deemed to be the accounting acquirer (legal acquire) and the Company to be the accounting acquire (legal acquirer). The financial statements before the date of Share Exchange are those of Gold Industry, with the results of the Company being consolidated from the date of Share Exchange. The equity section and earnings per share have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded.

On April 6, 2010, the Company effectuated a name change, from “Artistry Publications, Inc.” to “China Redstone Group, Inc.” by merging with a wholly-owned subsidiary named “China Redstone Group, Inc.,” with the Company as the surviving entity. The Company changed its name to better reflect its business.

Contractual Arrangements with Foguang and its Owners

All of our business operations are carried out by Foguang which the Company controls through contractual arrangements between Foguang and Ran Ji, the Company’s wholly-owned subsidiary in the PRC. Our relationship with Foguang and its equity owners are governed by such contractual arrangements. Although we have been advised by our PRC counsel that current PRC law does not restrict or prohibit foreign investment in domestic companies engaging in cemetery business such as Foguang, governmental approvals are required before we (or our subsidiaries) can acquire Foguang’s equity interests or assets. Thus, we have elected to control Foguang and its operations, and to receive the economic benefits from such operations, through contractual arrangements, thereby avoiding the necessity of obtaining governmental approvals.

On December 15, 2009, Ran Ji entered into the following contractual arrangements with Foguang and its owners:

Consulting Services Agreement. Pursuant to the exclusive consulting services agreement between Ran Ji and Foguang, Ran Ji has the exclusive right to provide to Foguang general consulting services relating to the business engaged in by Foguang (the “Services”). We have been advised by our PRC counsel that current PRC law does not restrict Ran Ji’s ability to provide the Services to Foguang. Ran Ji also has the ability to send employees to Foguang, and Foguang bears the costs and expenses for such employees. Under this agreement, Ran Ji owns the intellectual property rights developed through the Services provided to Foguang. Foguang pays a quarterly consulting service fee in Renminbi (“RMB”) to Ran Ji that is equal to all of Foguang’s net income for such quarter.  The quarterly net income amount is the amount reported in the quarterly reports that Foguang is obligated to provide to Ran Ji within 45 days after the end of each fiscal quarter, which reports must be prepared in accordance with the generally accepted accounting principles of the PRC and must also be certified by Foguang’s chief financial officer.

The consulting services agreement is in effect unless and until terminated by written notice of either party in the event that: (a) the other party causes a material breach of this agreement, provided that if the breach does not relate to a financial obligation of the breaching party, that party may attempt to remedy the breach within fourteen (14) days following the receipt of the written notice; (b) the other party becomes bankrupt, insolvent, is the subject of proceedings or arrangements for liquidation or dissolution, ceases to carry on business, or becomes unable to pay its debts as they become due; (c) Ran Ji terminates its operations; (d) Foguang’s business license or any other license or approval for its business operations is terminated, cancelled or revoked; or (e) circumstances arise which would materially and adversely affect the performance or the objectives of the consulting services agreement. A failure by either party to perform its obligations or observe its covenants as set forth in this agreement would constitute a material breach subject to termination of this agreement by the non-breaching party. For example, Ran Ji is obligated to provide consulting services to Foguang as set forth in section 2 of the agreement. In return for such services, Foguang is obligated to pay Ran Ji a consulting service fee as set forth in section 3 of the agreement and as described above, as well as make available information to Ran Ji as set forth in section 5 of the agreement. Additionally, Foguang covenants not to engage in certain corporate actions without Ran Ji’s prior consent as set forth in section 6 of the agreement.  Ran Ji may also terminate the consulting services agreement without cause. Thus, the consulting services agreement shall continue in effect until terminated under one of the foregoing described circumstance.

Operating Agreement. Pursuant to the operating agreement among Ran Ji, Foguang and the owners of Foguang who collectively hold 100% of the issued and outstanding equity interests of Foguang (collectively the “Foguang Owners”), Ran Ji provides guidance and instructions on Foguang’s daily operations, financial management and employment issues. The Foguang Owners must designate the candidates recommended by Ran Ji as their representatives on Foguang’s board of directors. Ran Ji has the right to appoint senior executives of Foguang. In addition, Ran Ji agrees to guarantee the performance of Foguang under any agreements or arrangements relating to Foguang’s business arrangements with any third party. Foguang, in return, agrees to pledge its accounts receivable and all of its assets to Ran Ji. Moreover, Foguang agrees that without the prior consent of Ran Ji, Foguang will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Foguang, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The term of this agreement is ten years from December 15, 2009, and may be extended only upon Ran Ji’s written confirmation prior to the expiration of the agreement, with the extended term to be mutually agreed upon by the parties.

Equity Pledge Agreement Under the equity pledge agreement between the Foguang Owners and Ran Ji, the Foguang Owners pledged all of their equity interests in Foguang to Ran Ji to guarantee Foguang’s performance of its obligations under the consulting services agreement. If Foguang or the Foguang Owners breach their respective contractual obligations, Ran Ji, as pledgee, will be entitled to certain rights, including, but not limited to, the right to sell the pledged equity interests, the right to vote and control the pledged assets. The Foguang Owners also agreed, that upon occurrence of any event of default, Ran Ji shall be granted an exclusive, irrevocable power of attorney to take actions in the place and instead of the Foguang Owners to carry out the security provisions of the equity pledge agreement and take any action and execute any instrument that Ran Ji may deem necessary or advisable to accomplish the purposes of the equity pledge agreement. The Foguang Owners agreed not to dispose of the pledged equity interests or take any actions that would prejudice Ran Ji’s interest. The equity pledge agreement will expire in two years after Foguang’s obligations under the exclusive consulting services agreement have been fulfilled.

Option Agreement. Under the option agreement between the Foguang Owners and Ran Ji, the Foguang Owners irrevocably granted Ran Ji or its designated person an exclusive option to purchase, to the extent permitted under Chinese law, all or part of the equity interests in Foguang for the cost of the initial contributions to the registered capital, which is RMB 100,000,000. The current applicable PRC laws require that the purchase consideration of the equity interests in a PRC domestic enterprise by a foreign investor shall not be significantly lower than the assessment value of such equity interests appraised by a qualified asset assessment institution. The term of this agreement is ten years from December 15, 2009, and may be extended prior to its expiration by written agreement of the parties.

Proxy Agreement. Pursuant to the proxy agreement among Ran Ji, the Foguang Owners, and Foguang, the Foguang Owners agreed to entrust all the rights to exercise their voting power to designee(s) of Ran Ji. Such designee(s) shall have the right to exercise the Foguang Owners’ voting and other rights, including the attendance at and the voting of their shares at Foguang’s shareholders meetings (or by written consent in lieu of meetings) in accordance with applicable laws and Foguang’s Article of Association. This agreement may not be terminated without the unanimous consent of all parties, except that Ran Ji may, by giving a thirty (30) day prior written notice to the Foguang Owners, terminate the proxy agreement, with or without cause. Otherwise, the proxy agreement shall continue in effect.

The operating agreement, equity pledge agreement, option agreement and proxy agreement ensure that Foguang pays the consulting services fee to Ran Ji under the consulting services agreement during the term of the consulting services agreement. Other than pursuant to the consulting services agreement, Foguang does not pay any other fees to Ran Ji.

Through these contractual arrangements, the Company has the ability to substantially influence Foguang’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable the Company to control Foguang and to receive through Ran Ji all of Foguang’s net income, the Company is considered the primary beneficiary of Foguang. Accordingly, the Company consolidates Foguang’s results, assets and liabilities in its financial statements. Other than the Company’s interests in the contractual arrangements, the Company, Gold Industry, Gold Holy and Ran Ji do not own any equity interests in Foguang.

However, Chinese laws and regulations concerning the validity of the contractual arrangements is uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the Chinese government involves substantial uncertainty. Additionally, the contractual arrangements may not be as effective in providing control over Foguang as direct ownership. Due to such uncertainty, the Company may take such additional steps in the future as may be permitted by the then applicable laws and regulations in China to further strengthen its control over or toward actual ownership of Foguang or its assets or business operations, which could include direct ownership of selected assets. Because the Company relies on Foguang for its revenue, any termination of or disruption to the contractual arrangements would detrimentally affect its business and financial condition.

Organization of the Company’s Subsidiaries and Consolidated Entity

Gold Industry is a holding company incorporated in Cayman Islands and wholly-owned by the Company. Since incorporation, Gold Industry has not conducted any substantive operations of its own except for holding 100% equity interests of Gold Holy.

Gold Holy is a holding company established in Hong Kong Special Administration Region on September 29, 2009. Other than holding 100% equity interests of Ran Ji, Gold Holy has no other separate operations of its own.

Ran Ji is a shareholding limited company organized in the PRC on December 15, 2009. Ran Ji was formed by Gold Holy. Other than the activities relating to its contractual arrangements with Foguang as described below, Ran Ji has no other business operations.

Foguang is a shareholding limited company organized in the PRC on October 10, 2002. Foguang holds the business license issued by the Chongqing municipal government necessary to operate its cemetery business. We do not own any equity interests in Foguang, but control and receive the economic benefits of its business operations through contractual arrangements. Instead, such equity interests are owned by Jianquan Chen (27.9%), Yang Chen (24.36%), Yiyou Ran (24%), Chaoyang Fu (16.74%) and Mingsheng Liu (7%). Mr. Jianquan Chen and Mr. Yiyou Ran were both appointed to our board of directors in connection with the Share Exchange, with Mr. Ran as chairman of the board of directors. Mr. Ran was additionally appointed as our chief executive officer.  Mr. Ran and Mr. Chen are also shareholders and directors of Holy Golden Industry Limited, which owned approximately 56.4% of our issued and outstanding common stock as of the date of this prospectus.

Corporate Structure

The following diagram illustrates the Company’s corporate structure as of the date of this prospectus:

(1)
Our management includes: Yiyou Ran as Chief Executive Officer, President and Chairman, Michael Wang as Chief Financial Officer, Treasurer, Secretary and Director, and Jianquan Chen and Tim Hudson as members of the board of directors.

(2)	The management of Gold Industry is comprised of Yiyou Ran, Jianquan Chen and Yang Chen as its directors. Artistry is the sole shareholder of Gold Industry.

(3)	The management of Gold Holy is comprised of Yiyou Ran, Jianquan Chen and Yang Chen as its directors. Gold Industry is the sole shareholder of Gold Holy.

(4)	The management of Ran Ji is comprised of Yiyou Ran, Jianquan Chen and Yang Chen as its directors. Holy Gold is the sole shareholder of Ran Ji.

(5)
Ran Ji controls Foguang through contractual arrangements designed to mimic equity ownership of Foguang by Ran Ji. These contracts include a consulting services agreement, operating agreement, equity pledge agreement, option agreement, and proxy agreement.

(6)	The management of Foguang is comprised of Yiyou Ran, Jianquan Chen and Yang Chen as its directors.

Financing Transaction

In February 2010, the Company completed a financing transaction with 24 institutional and/or accredited investors (collectively the “Purchasers”) pursuant to which it sold $4,599,415 of units of its equity securities to the Purchasers in a private placement (the “Transaction”). Each unit is comprised of 100,000 shares of its common stock, par value $0.001 per share (the “Common Stock”), at a per share purchase price of $3.28 per share, and warrants to purchase up to 50,000 shares of Common Stock. At the closing of the Transaction on February 23, 2010, the Company issued 1,402,262 shares of Common Stock and four-year warrants to purchase 701,126 shares of Common Stock (the “Warrants”). In addition, the Company issued warrants to purchase up to 70,113 shares of common stock to its placement agent and its assignees for the Transaction.

The Agreement includes customary representations and warranties by each party thereto. Additionally:

•	We agree to grant to the Purchasers certain registration rights pursuant to a registration rights agreement (the “Registration Rights Agreement”), which terms are further described below; and

•	We covenant to use our best efforts to meet the listing requirements for a senior exchange within six months after the closing of the Transaction.

The Warrants entitle each Purchaser to purchase up to 50% of the number of shares of Common Stock acquired by such Purchaser in the Transaction, and expire on the fourth anniversary of their issuance date (the “Termination Date”). The Warrants may be exercised on a “cashless” basis if, at any time after the first anniversary of their issuance date, there is no registration statement in effect registering the resale of the shares of Common Stock underlying the Warrants, provided that all Warrants outstanding on Termination Date shall be exercised on a cashless basis. The exercise price of the Warrants is $4.10 per share, subject to certain adjustments as described further in “Description of Securities” below.

In connection with the Transaction, we also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers, pursuant to which we are required to file a registration statement registering the resale of the Shares and the Common Stock underlying the Warrants (including any additional shares issuable resulting from the anti-dilution provisions of the Warrants) with the Securities and Exchange Commission (the “SEC”) not later than 45 days from the closing of the Transaction, and be declared effective by the SEC not later than 180 days from the closing of the Transaction (or 210 days in the event of a full review by the SEC). If the registration statement is not timely filed or timely declared effective, we are liable to each Purchaser for liquidated damages of 1% of such Purchaser’s purchase price per month until the registration statement is filed or declared effective, up to a maximum of 12% of such Purchaser’s purchase price.

Operations

Information for each of our business segments is presented below and in our financial statements set forth herein.

Cemetery Operations

Foguang conducts its cemetery operations only in Chongqing, China. As of the date of this prospectus, Foguang has two cemeteries, Guiyuan I and Guiyuan II. The cemetery operations are managed by a team of experienced death care industry and sales professionals. During the six months ended September 30, 2010 and the year ended March 31, 2010, cemetery revenues account for 100% of Foguang’s total revenues.

Foguang’s cemetery operations include the rights to interment in cemetery sites (including grave sites, mausoleum crypts and niches) and related cemetery merchandise such as memorials and vaults. Cemetery operations generate revenues through sales of cemetery plots and memorials, and installation fees.

Given the high fixed cost structure associated with cemetery operations, Foguang believes the following are key factors affecting its profitability:

•	demographic trends in terms of population growth and average age, which impact death rates and number of deaths;

•	establishing and maintaining leading market share positions supported by strong local heritage and relationships;

•	effectively responding to increasing cremation trends by packaging complimentary services and merchandise;

•	controlling salary and merchandise costs; and

•	exercising pricing leverage related to its at-need business to increase average revenues per contract.

Park Construction Services

Foguang is also able to provide park and garden construction/landscaping services on a per contract basis. However, Foguang only performs such services when it has the capacity to do so. During the six months ended September 30, 2010 and the year ended March 31, 2010, Foguang had no park construction services revenues.

Customers

Foguang’s customers are individuals and families that purchase graves for members of their families that are presently living or deceased. The following is a breakdown of the grave types purchased by Foguang’s current customers:

		Percentage of
Grave Type	Price	Customer
Double Graves	Below $1,500 (Below RMB 10,000)	0%
Double Graves	Between $1,500 and $4,500 (Between RMB 10,000 and 30,000)	40%
Single Graves	Between $4,500 and $7,500 (Between RMB 30,000 and 50,000)	42%
Single Graves	Between $7,500 and $15,000 (Between RMB 50,000 and 100,000)	11%
Single Graves	Between $15,000 and $45,000 (Between RMB 100,000 and 300,000)	4%
Single Graves	Between $45,000 and $75,000 (Between RMB 300,000 and 500,000)	2%
Single Graves	0.5%Over $75,000 (Over RMB 500,000)	1%

Suppliers and Manufacturers

On January 28, 2008, Foguang entered into a long term contract with Chongqing Kun Yu Stone Co., Ltd. (“Kun Yu”), a related party. In April 2008, Foguang made an advance to Kun Yu in the amount of $1,437,120 to use as a down payment by Kun Yu to purchase headstones from an unrelated third-party vendor.  The headstones will be received and sold by Kun Yu.  Foguang may refer its customers to Kun Yu to purchase headstones but will not take possession of or sell these headstones.  Kun Yu will repay the advance down payment to Foguang and is responsible to pay the balance of the invoice to the vendor of the headstones. As of November 2010, the entire advance has been returned from Kun Yu to Foguang.

In February 2009, Foguang recorded a prepayment related to a contract in the amount of $4,101,970 (7% of the contract), for the construction of entertainment boats in connection with a project to develop a park near the Longqiao Lake as a way to attract tourism in the Changshou area near Guiyuan II. On February 27, 2009, Foguang executed a contract with Chongqing Bo Gao Tourism Company (“Bo Gao”), an unrelated third party, to jointly develop such project. In September 2009, Foguang took over as the sole developer on this project. The scope of the project contemplated the construction of 10 to 20 entertainment boats, a welcome center, a large sailboat and nine docks.  As of September 30, 2010, the project has been temporarily suspended  by Foguang due to funds being used to focus on Foguang’s cemetery development projects. Foguang plans to resume the project at a later time.  Foguang expects delivery of some of the boats by December 2010 and the remaining boats in fiscal year 2012. As of September 30, 2010, Foguang’s total prepayment for this project is $8,682,600. The total price of the contract is approximately $64,000,000. The Company plans to fund this project through its free cash flows as well as through financing transactions. Foguang is currently in discussions with banks to get loans for the balance, as well as possibly raising more money through the private placement of the Company’s equity securities.

On May 20, 2010, Foguang entered into a Construction Agreement with Chongqing Hongxing Construction Co., Ltd. (“Hongxing”) for the construction of infrastructure on Foguang’s cemetery plots.  Foguang achieved favorable contract terms with Hongqing due to Hongqing’s excess capacity and Foguang agreeing to develop approximately 7,000 cemetery plots at a time instead of 500 cemetery plots at a time. As such, Foguang was able to reduce average cost per cemetery plot by approximately 5% through economy of scale.

Foguang also entered into various project-based construction agreements with local contractors in connection with its cemetery facilities. For example, on November 4, 2009, Foguang entered into an agreement with Chongqing Hongxing Construction Co., Ltd. to construct a garden at Guiyuan I. Other projects include turning hillside into terraced fields, building roads, pathways and office facilities, digging up burial vaults, and building a lake dam.

Sales and Marketing

As of March 31, 2010, Foguang’s sales and marketing force included 6 employees, who also oversaw 42 independent contractors including 12 salespeople (selling Foguang’s cemetery plots exclusively) and 30 agents (selling Foguang’s cemetery plots as well as those of our competitors). Foguang has made a strong commitment to the training of its employees in order to ensure that its customers receive the highest quality customer service. Foguang’s training program includes pre-employment training and on-employment training of professional ethics and sales techniques. Each employee’s sales performance will be evaluated by his supervisor on an as needed basis but at least once per twelve-month period. Based on the evaluation, the employee may be granted a year-end bonus, pay raise or promotion.

Foguang rewards its salespeople with incentives for generating new customers. Substantially all of its sales force is compensated based on performance. Commissions are augmented with various bonus and incentive packages to ensure a high quality, motivated sales force. Foguang pays commissions to its sales personnel based on a percentage of the price of the products and services, which varies from 6% to 30% of the total contract price. In addition, Foguang’s sales personnel receive an award varying from 1,000 RMB to 10,000 RMB for yearly sales of 1 million RMB or more by the sales agents assigned to them. Foguang pays its sales agents based on a percentage of sales varying from 10% to 12% and also offer an extra 2% or 3% award to yearly sales of 1.8 million RMB or more.

Foguang spent $196,945 and $426,415 on marketing and advertising expenses for the years ended March 31, 2010 and 2009, respectively. Foguang spent less on marketing expenses for the year ended March 31, 2010 due to the ability to focus its advertising on the channels that have been proven as the most effective. Foguang focuses its advertising on mainstream television shows, such as Chongqing Commercial Daily, Evening, Morning, and Chongqing TV 12, which have proven to be the most effective dissemination of advertising to the public. During the year ended March 31, 2010, Foguang also cut back on its television advertisements and print advertisements by 50% to reduce advertising expenses.

Competition

The operating environment in the death care industry has been highly competitive. Although Foguang is the largest private provider of cemetery products and services in Chongqing, management believes that it nevertheless faces intense competition from numerous local funeral homes and cemetery firms based on internal research and site visits conducted by its management. Foguang’s primary competitors in Chongqing include Chongqing Long Tai Mountain Cemetery, Chongqing Hua Yan Ta Yuan and Chongqing Hua Xia Cemetery.

Each of these competitors has a more established and longer operating history compared to Foguang, and each enjoys a good reputation with a mature sales network. Foguang’s management believes that land reserve is the most important factor of success in the cemetery business. Thus, even though Foguang is relatively new in the cemetery business and has a shorter operating history and less of an established customer network, it still has a lot of room to grow and believes that it can remain competitive in the cemetery business for a long time. Foguang also conducts market research and prices its products and services more competitively than its competitors and provides more added values for its services and products.

Intellectual Properties

Foguang currently does not have any intellectual properties.

Governmental Regulations

Regulations Relating to Cemetery Development and Funeral Services

Under the Regulations on Funeral and Interment Control promulgated by Decree No. 225 of the State Council of the PRC on July 21, 1997, all funeral services are under the jurisdiction of the Ministry of Civil Affairs, with local civil affairs authorities above county level to supervise within their respective administrative areas. Each such local civil affairs authority shall designate specific areas for cemetery and shall include such areas in its urban, rural and capital construction planning, provided that such planning shall be approved by the relevant provincial-level government. If body interment or cremains interment is permitted under such planning, the relevant provincial or municipal government shall determine how big cemetery plots within its jurisdiction can be, as well as how long the plots may be used, in conformity with the national policy of preserving land, especially arable lands.

In accordance with the foregoing regulations, the municipal government of Chongqing, where Foguang operates, promulgated the Rules of Chongqing on Funeral and Interment Control on May 29, 1998. Under such rules, each cemetery plot within Chongqing may be used for up to 20 years, after which its owner must apply to extend its use. Additionally, a burial vault for one or two persons’ cremains shall not exceed one square meter, a burial vault for one body shall not exceed four square meters, and a burial vault for two bodies shall not exceed six square meters.

We believe that Foguang and its business operations are in compliance with the foregoing regulations and rules.

Compliance with Circular 106 and the 2006 M&A Regulations

On May 29, 2007, China’s State Administration of Foreign Exchange (“SAFE”) issued an official notice known as “Circular 106”, which requires the owners of any Chinese companies to obtain SAFE’s approval before establishing any offshore holding company structure in so-called “round-trip” investment transactions for foreign financing as well as subsequent acquisition matters in China. Likewise, the “Provisions on Acquisition of Domestic Enterprises by Foreign Investors”, issued jointly by Ministry of Commerce (“MOFCOM”), State-owned Assets Supervision and Administration Commission, State Taxation Bureau, State Administration for Industry and Commerce (“SAIC”), China Securities Regulatory Commission and SAFE in August 2006, impose approval requirements from MOFCOM for “round-trip” investment transactions, including acquisitions in which equity was used as consideration.

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by our PRC operating subsidiary include the Company Law of the PRC (1993), as amended in 1999, 2004 and 2005 respectively, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, our PRC subsidiary may pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulative amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends. The board of directors of a wholly foreign-owned enterprise (“WFOE”) has the discretion to allocate a portion of its after-tax profits to its staff welfare and bonus funds. After the allocation of relevant welfare and funds, the equity owners can distribute the rest of the after-tax profits provided that all the losses of the previous fiscal year have been made up.

Taxation

The applicable income tax laws, regulations, notices and decisions (collectively referred to as “Applicable Foreign Enterprises Tax Law”) related to foreign investment enterprises and their investors mainly include the following:

•
Notice Relating to Taxes Applicable to Foreign Investment Enterprises / Foreign Enterprises and Foreign Nationals in Relation to Dividends and Gains obtained from Holding and Transferring of Shares promulgated by State Tax Bureau on July 21, 1993;

•	Amendments to the Income Tax Law Applicable to Individuals of the PRC promulgated by Standing Committee of the National People’s Congress (“NPC”) on October 31, 1993;

•	Notice on Relevant Policies Concerning Individual Income Tax issued by Ministry of Finance and the State Tax Bureau on May 13, 1994;

•	Notice on Reduction of Income Tax in Relation to Interests and Gains Derived by Foreign Enterprises from the PRC, promulgated by the State Council on November 18, 2000; and

•	Enterprise Income Tax Law of the PRC (“New EIT Law”) issued by NPC on March 16, 2007, which came into effect on January 1, 2008.

Income Tax on Foreign Investment Enterprises

According to the New EIT Law, PRC domestic enterprises and foreign investment enterprises (including Sino-foreign equity joint ventures, Sino-foreign co-operative joint ventures and WFOEs established in the territory of the PRC) are required to pay a uniform income tax at a rate of 25% of their taxable income and the former tax exemption, reduction and preferential treatments applicable to foreign investment enterprises are revoked.

Value Added Tax

The Provisional Regulations of the PRC Concerning Value Added Tax promulgated by the State Council came into effect on January 1, 1994 and were amended in 2008. Under these regulations and the Implementing Rules of the Provisional Regulations of the PRC Concerning Value Added Tax, value added tax is imposed on goods sold in or imported into the PRC and on processing, repair and replacement services provided within the PRC.

Value added tax payable in the PRC is charged on an aggregated basis at a rate of 13% or 17% (depending on the type of goods involved) on the full price collected for the goods sold or, in the case of taxable services provided, at a rate of 17% on the charges for the taxable services provided but excluding, in respect of both goods and services, any amount paid in respect of value added tax included in the price or charges, and less any deductible value added tax already paid by the taxpayer on purchases of goods and service in the same financial year.

Business Tax

According to the Provisional Regulations of the PRC Concerning Business Tax promulgated by the State Council on December 13, 1993 and came into effect on January 1, 1994, which was revised by the State Council on November 10, 2008 and enforced from January 1, 2009, business that provides services, assigns intangible assets or sells immovable property became liable to business tax at a rate ranging from 3 to 5% of the charges of the services provided, intangible assets assigned or immovable property sold, as the case may be.

Tax on Dividends from PRC Enterprise with Foreign Investment

According to the Applicable Foreign Enterprises Tax Law, income such as rental, royalty and profits from the PRC derived by a foreign enterprise which has no establishment in the PRC or has establishment but the income has no relationship with such establishment is subject to a 10% withholding tax, subject to reduction as provided by any applicable double taxation treaty, unless the relevant income is specifically exempted from tax under the Applicable Foreign Enterprises Tax Law. The profit derived by a foreign investor from a PRC enterprise with foreign investment is exempted from PRC withholding tax according to the Applicable Foreign Enterprises Tax Law.

Wholly-Owned Foreign Enterprise (“WFOE”)

WFOEs are governed by the Law of the PRC Concerning Enterprises with Sole Foreign Investments, which was promulgated on April 12, 1986 and amended on October 31, 2000, and its Implementation Regulations promulgated on December 12, 1990 and amended on April 12,2001 (together the “Foreign Enterprises Law”).

(a)	Procedures for establishment of a WFOE

The establishment of a WFOE will have to be approved by the MOFCOM (or its delegated authorities). If two or more foreign investors jointly apply for the establishment of a WFOE, a copy of the contract between the parties must also be submitted to the MOFCOM (or its delegated authorities) for its record. A WFOE must also obtain a business license from the SAIC before it can commence business.

(b)	Nature

A WFOE is a limited liability company under the Foreign Enterprises Law. It is a legal person which may independently assume civil obligations, enjoy civil rights and has the right to own, use and dispose of property. It is required to have a registered capital contributed by the foreign investor(s). The liability of the foreign investor(s) is limited to the amount of registered capital contributed. A foreign investor may make its contributions by installments and the registered capital must be contributed within the period as approved by the MOFCOM (or its delegated authorities) in accordance with relevant regulations.

(c)	Profit distribution

The Foreign Enterprise Law provides that after payment of taxes, a WFOE must make contributions to a reserve fund, an enterprise development fund and an employee bonus and welfare fund. The allocation ratio for the employee bonus and welfare fund may be determined by the enterprise. However, at least 10% of the after tax profits must be allocated to the reserve fund. If the cumulative total of allocated reserve funds reaches 50% of an enterprise’s registered capital, the enterprise will not be required to make any additional contribution. The reserve fund may be used by a WFOE to make up its losses and with the consent of the examination and approval authority, can also be used to expand its production operations and to increase its capital. The enterprise is prohibited from distributing dividends unless the losses (if any) of previous years have been made up. The development fund is used for expanding the capital base of the company by way of capitalization issues. The employee bonus and welfare fund can only be used for the collective benefit and facilities of the employees of the WFOE.

Catalogue for the Guidance of Foreign Investment Industries

China issued the Catalogue for the Guidance of Foreign Investment Industries (“Guidance Catalogue”) in 1995, which was amended in 2002, 2004 and 2007 respectively. The current version of the Guidance Catalogue was promulgated by the MOFCOM and the National Development and Reform Commission (“NDRC”) on October 31, 2007 and became effective as of December 1, 2007, which retains the classification methodology and organizational structure used in the previous versions without significant changes. The Guidance Catalogue divides all industries, and the levels of foreign investments permissible in each industry, into four categories:

(i) Encouraged Category. Industries within this category are deemed ideal for foreign investments, and there are various incentives and preferential treatments, mainly tax exemptions and rebates, to encourage foreign investments in companies of the industries within this category. Foreign investments are allowed to take a majority stake or more of a PRC company in this category, and most take the form of WFOE;

(ii) Permitted Category. Industries that are not specifically identified in the “encouraged,” “restricted” or “prohibited” category fall within this category, where foreign investments are permitted but generally without tax incentives or other preferential treatments. Like those in the “encouraged” category, foreign investments in the “permitted” category are allowed to, and do, take the form of WFOE;

(iii) Restricted Category. While foreign investments are permitted in industries within this category, such investments are subject to stricter approvals or filing requirements. Additionally, foreign investments can generally hold a minority interest in PRC companies within this category, or as a joint venture; and

(iv) Prohibited Category. Foreign investments are not allowed in industries within this category.

We have been advised by our PRC counsel that Foguang’s business is in the permitted category, as it is not specifically identified in the “encouraged,” “restricted” or “prohibited” category, and as such, foreign investment in Foguang is permitted.

Foreign Exchange Controls

Major reforms have been introduced to the foreign exchange control system of the PRC since 1993.

On December 28, 1993, the People’s Bank of China (“PBOC”), with the authorization of the State Council issued the Notice on Further Reform of the Foreign Exchange Control System which came into effect on January 1, 1994. Other new regulations and implementation measures include the Regulations on the Foreign Exchange Settlement, Sale and Payments which were promulgated on June 20, 1996 and took effect on July 1, 1996 and which contain detailed provisions regulating the settlement, sale and payment of foreign exchange by enterprises, individuals, foreign organizations and visitors in the PRC and the regulations of the PRC on Foreign Exchange Control which were promulgated on January 1, 1996 and took effect on April 1, 1996 and which contain detailed provisions in relation to foreign exchange control.

The foreign exchange earnings of all PRC enterprises, other than those foreign investment enterprises (“FIE”), who are allowed to retain a part of their regular foreign exchange earnings or specifically exempted under the relevant regulations, are to be sold to designated banks. Foreign exchange earnings obtained from borrowings from foreign institutions or issues of shares or bonds denominated in foreign currency need not be sold to designated banks, but must be kept in foreign exchange bank accounts of designated banks unless specifically approved otherwise.

At present, control of the purchase of foreign exchange is relaxed. Enterprises within the PRC which require foreign exchange for their ordinary trading and non-trading activities, import activities and repayment of foreign debts may purchase foreign exchange from designated banks if the application is supported by the relevant documents. Furthermore, FIEs may distribute profit to their foreign investors with funds in their foreign exchange bank accounts kept with designated banks. Should such foreign exchange be insufficient, enterprises may purchase foreign exchange from designated banks upon the presentation of the resolutions of the directors on the profit distribution plan of the particular enterprise.

Although the foreign exchange control over transactions under current accounts has decreased, enterprises shall obtain approval from SAFE before they accept foreign-currency loans, provide foreign currency guarantees, make investments in foreign countries or carry out any other capital account transactions involving the purchase of foreign currencies. In foreign exchange transactions, designated banks may freely determine applicable exchange rates based on the rates publicized by PBOC and subject to certain governmental restrictions.

On October 21, 2005, SAFE issued the Notice of the State Administration of Foreign Exchange on Exchange Control Issues Relating to Financing and Reverse Investment by Persons Resident in the People’s Republic of China Through Offshore Special Purpose Vehicles (“SAFE Notice No. 75”), which became effective as of November 1, 2005. According to the SAFE Notice No. 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Moreover, the SAFE Notice No. 75 applies retroactively. As a result, PRC residents who have established or acquired control of offshore companies that have made onshore investments in the PRC in the past are required to complete the relevant registration procedures with the local SAFE branch by March 31, 2006. Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Notice No. 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our Company from time to time are required to register with the SAFE in connection with their investments in us.

Seasonality

The cemetery business is relatively stable and predictable. However, Foguang generally experiences fewer sales in the summer season due to the extreme hot weather in Chongqing since less people are willing to conduct site visits in extreme heat; even though these decreases have not historically had any significant impact on its results of operations.

Employees

The following table sets forth the number of employees for each of Foguang’s areas of operations and as a percentage of its total workforce as of March 31, 2010:

	Number of	%
	Employees	of Employees
Management & Administration	11	25.58%
Finance	5	11.62%
Cemetery Administration Office	8	18.60%
Sales & Marketing	6	13.95%
Construction Projects	8	18.60%
Customer Service	5	11.62%
TOTAL	43	100.0%

Foguang’s employees are interviewed and hired by management team and generally, it offers training programs to new workers to better understand its corporate regulations and professional ethics and improve their relevant skills during the training period. Management believes that relationship with its employees is good. Management also expects that Foguang’s access to reasonably priced and competent labor will continue into the foreseeable future.

Foguang is in full compliance with Chinese labor laws and regulations. Foguang believes in the importance of maintaining its social responsibilities, and it is committed to providing employees with a safe, clean and comfortable working environment and accommodations. Foguang’s employees are also entitled to time off during public holidays, and it is in full compliance with its obligations to provide pension benefits and other social insurance benefit to its workers, as mandated by the PRC government.

Environmental Matters

Foguang’s operations are subject to certain PRC environmental regulations. We believe that Foguang is in substantial compliance with all such laws and regulations. For more information on such environmental laws and regulations, please refer to the section on “PRC Funeral Regulations and Compliance with Environmental Law.”

Offices

Our principal executive office is located at 239 Jianxin Road, Jiangbei District, Chongqing, PRC 400000. Our main telephone number is (86) 023-67755514, and our fax number is (86) 023-67759771.

DESCRIPTION OF PROPERTY

Chongqing offices and facilities

The table below provides a general description of our offices and facilities, all of which are located in Chongqing, China.

Location	Principal Activities	Area (sq. meters)	Lease Expiration Date
71 E. Jianxin Road, F/2 Jiangbei District Chongqing, PRC 300000	Office of Foguang	1,053	12/31/2012 (a)

Fuli Bowling House 131 Changshou Road Changshou District Chongqing, PRC 401220	Office of Guiyuan I	1,363.2	N/A (property use rights owned by Foguang)

1 Huigong Road Nan’an District Chongqing, PRC 400000	Rented out for commercial uses	1,938.15	N/A (property use rights owned by Foguang)

Longqiao Village and Qianfo Village Jiangnan Town, Changshou District Chongqing, PRC 401258	Cemetery (Guiyuan I and part of Guiyuan II)	339,444	N/A (property use rights owned by Foguang)

Agricultural Land, Group 6 Longqiao Village, Changshou District Chongqing, PRC 401258	Employee housing and parking, to be developed in 2011 to 2013	54,027	12/31/2027 (b) (c)

Wasteland, Group 6 Longqiao Village, Changshou District Chongqing, PRC 401258	(1) Cemetery in development (Guiyuan II) (2) Cemetery, to be developed in 2011to 2015 (Guiyuan II)	(1) 79,373 (2) 120,060	12/31/2055 (b) (d)

Timberland, Group 6 Longqiao Village, Changshou District Chongqing, PRC 401258	Cemetery, to be developed in 2011 to 2015 (Guiyuan II)	100,050	12/31/2055 (b) (d)

House Land, Group 6 Longqiao Village, Changshou District Chongqing, PRC 401258	Cemetery, to be developed in 2011 to 2015 (Guiyuan II)	28,014	12/31/2105 (b) (d)

(a)
The term of this lease is from August 1, 2009 to December 31, 2012, at which time Foguang has priority to renew the lease on identical terms except that rent will be adjusted based on the then prevailing market price. If Foguang fails to pay the rent on time, a penalty will be assessed, and if rent is unpaid for three months, the counterparty may terminate the lease. As of March 31, 2010, lease expense was $14,191.

(b)
Foguang is leasing the land use rights for these lands from a group of farmers and villagers (collectively the “Longqiaohu Village Sixth Villager Group”), for an annual fee of approximately $23,000 in the aggregate on or before October 31 for the duration of the leases.  Foguang initially paid approximately $836,000 to the Changshou district government in connection with the leases, to relocate the households of the Longqiaohu Village Six Villager Group from the lands that Foguang is leasing. The cash payment and the annual fee are provided by the Changshou district government to the Longqiaohu Village Six Villager Group for distributions to its households. As of March 31, 2010 and 2009, lease expense was $22,641 and $22,515, respectively.

(c)	The current lease term of agricultural land is 22 years but it is renewable up to a total of 100 years according to Chinese laws.

(d)	The current lease term of non-agricultural land is 22 years but it is renewable up to a total of 100 years according to Chinese laws.

Future minimum operating lease payments relating to the leases under (a) and (b) above are as follows:

Years
Ending
March 31,
2010	$22,641
2011	$43,927
2012	$43,927
2013	$38,606
2014	$22,641
Thereafter	$294,337
Total	$466,079

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the summary consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition or Plan of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The financial data for the three and six months ended September 30, 2010 and 2009 are derived from our unaudited financial statements for such periods included in this prospectus. The financial data for the years ended March 31, 2010 and 2009 are derived from our audited financial statements for such periods included in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

(Amounts in USD)

	Three Months ended		Six Months ended		Year ended
	September 30,		September 30,		March 31,
	2010	2009	2010	2009	2010	2009
	(Unaudited)		(Unaudited)
Income statement data:
Revenues	$11,581,873	$6,746,388	$23,676,460	$15,063,916	$36,498,969	$18,313,720
Cost of goods sold	4,487,805	2,870,697	9,261,263	6,770,583	17,565,765	9,938,853
Gross profit	7,094,068	3,875,691	14,415,197	8,293,333	18,933,204	8,374,867
Total operating expenses	722,728	415,771	2,573,451	753,984	1,792,584	1,471,475
Income from operations	6,371,340	3,459,920	11,841,746	7,539,349	17,140,620	6,903,392
Total other income (expense)	(14,782)	89,959	1,055,700	201,702	(106,026	283,560
Income before income taxes	6,356,558	3,549,879	12,897,446	7,741,051	17,034,594	7,186,952
Income taxes	1,634,562	815,721	3,378,635	1,853,291	4,707,374	1,689,693
Net income	$4,721,996	$2,734,158	$9,518,811	$5,887,760	$12,327,230	$5,497,259

Footnotes

The share exchange transaction between us and Gold Industry is deemed to be a reverse acquisition, where we (the legal acquirer) are considered the accounting acquiree and Gold Industry (the legal acquiree) is considered the accounting acquirer.

Balance Sheet Data

(Amounts in USD)

	At September 30,	At March 31,	At March 31,
	2010	2010	2009
	(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$8,005,280	$9,367,276	$1,392,961
Total Current Assets	$33,047,191	$20,564,611	$7,713,109
Total Current Liabilities	$5,147,467	$6,437,449	$4,202,072
Total Shareholders’ Equity	$47,557,216	$35,848,868	$19,774,555

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

The following discussion and analysis of the results of our operations and financial condition for the three and six months ended September 30, 2010 and 2009, and for the years ended March 31, 2010 and 2009 should be read in conjunction with the Selected Consolidated Financial Data, our financial statements, and the notes to those financial statements that are included elsewhere in this prospectus. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in this prospectus. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements.

OVERVIEW

The Company, through its operating entity, Chongqing Foguang Tourism Development (Group) Co., Ltd. (“Foguang”), is a private provider of cemetery products and services in Chongqing, People’s Republic of China (“PRC” or “China”). Foguang is primarily focused on developing cemeteries and selling cemetery plots, although it also provides park and garden development and construction services.

Foguang’s first cemetery development project was the Chongqing Guiyuan Cemetery I (“Guiyuan I”), located in Changshou District of Chongqing on approximately 66,660 square meters of land. All of the cemetery plots of Guiyuan I have been sold, at an average price of RMB 30,000 ($4,412) per plot. Foguang is currently developing the Chongqing Guiyuan Cemetery II (“Guiyuan II”), its second cemetery project in Changshou. Guiyuan II, in development since 2002, occupies a land area of 667,000 square meters, of which approximately 69,930 square meters have been developed to date and 620,000 square meters remain undeveloped. Approximately 565,000 square meters are identified as land to be developed as a cemetery and the remaining area will be developed as housing, parking and office space in the future.

In addition, the Chongqing municipal government has committed to enable Foguang to secure the land use rights to approximately 1,194,804 square meters of land surrounding Longqiao Lake, which portions of Guiyuan II overlook. However, as of the date of this prospectus, Foguang has yet to officially receive such land use rights. Based on comparable land use rights granted by the government to others, Foguang estimates that its payment obligations may be between $2.25 million to $2.7 million for the land use rights.  However, such obligations should not impact Foguang’s ongoing liquidity because it has sufficient cash flow from its operations for the estimated payment obligations. Foguang is planning to develop this land as a park, with mausoleums and temples, to complement and enhance Guiyuan II. The purpose of the Longqiao Lake project is to make full use of Foguang’s land resources, to cultivate and produce flower seeds, and to increase the overall green effect of its park. So far, Foguang has invested nearly RMB 12 million (approximately US $1.8 million) to cultivate the land for the planting of nursery seedlings and the purchasing of nursery seedlings. A part of such seedlings will be used for the development of Guiyuan II, and the remaining seedlings will be sold either to the Changshou district government for urban landscaping or to outside parties for profit.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to accrued expenses, fair valuation of stock related to stock-based compensation and income taxes. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the condensed consolidated financial statements.

VARIABLE INTEREST ENTITIES

Pursuant to ASC 810 “Consolidation of Variable Interest Entities” (“ASC 810”), an Interpretation of Accounting Research Bulletin No. 51, we are required to include in our condensed consolidated financial statements the financial statements of variable interest entity (“VIE”). ASC 810 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss for the VIE or is entitled to receive a majority of the VIE’s residual returns. VIE is the entity in which we, through contractual arrangements, bear the risk of, and enjoy the rewards normally associated with ownership of the entity, and therefore we are the primary beneficiary of the entity.

Foguang is considered VIE and we are the primary beneficiary. We entered into agreements with Foguang pursuant to which we shall receive 100% of Foguang’s net income. In accordance with these agreements, Foguang shall pay consulting fees equal to 100% of its net income to us and we shall supply business consulting and other general business operation services needed to Foguang The accounts of Foguang are consolidated in the accompanying condensed consolidated financial statements. As a VIE, Foguang’s sales are included in our total sales, Foguang’s income from operations is consolidated with ours, and our net income includes all of Foguang’s net income, and Foguang’s assets and liabilities are included in our condensed consolidated balance sheet. The VIE do not have any non-controlling interest and accordingly, did not subtract any net income in calculating the net income attributable to us. Because of the contractual arrangements, we have pecuniary interest in Foguang that requires consolidation of Foguang financial statements with our condensed consolidated financial statements.

STOCK-BASED COMPENSATION

Stock based compensation is accounted for based on the requirements of the Share-Based Payment topic of ASC 718 which requires recognition in the financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). The Accounting Standards Codification also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Pursuant to ASC Topic 505-50, for share-based payments to consultants and other third-parties, compensation expense is determined at the “measurement date.” The expense is recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. We record compensation expense based on the fair value of the award at the reporting date. The awards to consultants and other third-parties are then revalued, or the total compensation is recalculated based on the then current fair value, at each subsequent reporting date.

FOREIGN CURRENCY TRANSLATION

Our financial statements are expressed in U.S. dollars and the functional currency of our parent company is U.S. dollars, but the functional currency of our operating subsidiaries and affiliates is Chinese Reminbi (“RMB”). For the subsidiaries and affiliates whose functional currencies are the RMB, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. All of our revenue transactions are transacted in the functional currency. We do not enter any material transaction in foreign currencies and accordingly, transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of us.

INVENTORY

Inventory is stated at the lower of cost or fair value, as determined in accordance with U.S. generally accepted accounting principles (“GAAP”), specifically ASC 360-10. In addition to direct land acquisition, land development and plot development costs, when applicable costs also include interest, any real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during periods beginning with the commencement of development and ending with the completion of construction. If any cemetery sections are temporarily closed, no additional interest is allocated to that specific area plot inventory until it re-opens, and other carrying costs are expensed as incurred. Once a parcel of land has been approved for development and we open the plots for sale, it can typically take several more years to fully develop, sell and deliver all the plots. Longer or shorter time periods are possible depending on the number of plot sites in a section and the sales and delivery pace of the plots. Our cemetery may take up to ten years or more to complete. Because our inventory is considered a long-lived asset under GAAP, we are required to regularly review the carrying value of each of our plots and write down the value of those plots for which we believe the values are not recoverable.

When the profitability of an area of plots deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the plot to its carrying value. If the estimated future undiscounted cash flow is less than the designated area plots’ carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of an area of plots, we use various estimates such as: (a) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of plot sites available and pricing and incentives being offered by us or by other cemeteries; (b) the expected sales prices and sales incentives to be offered on the plots; (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, plot construction costs, interest costs and overhead costs;  and (d) alternative uses for the property.

CONTRIBUTED PROPERTY

The Company received land use rights from the PRC government for no consideration paid. The Company recorded the fair value of the land use rights as an intangible asset and deferred revenue as determined by management with the advice of PRC legal counsel and third party consultants.

Article 12 of the PRC’s Regulations on the Land Use Right sets forth the maximum term of land use rights for different uses as follows: (1) 70 years for residential use; (2) 50 years for industrial use; (3) 50 years for educational, technological, cultural, health, and sport site use; (4) 40 years for commercial, tourist and recreational use; (5) 50 years for comprehensive or other use; and (6) 20 years for gas station use. Article 11 of the PRC’s Regulations on Funeral Administration stipulates that the term of the use of cemetery land or grave yard shall be determined by each provincial government. Article 21 of the Chongqing Funeral Rules states that the land use rights for graves shall be no more than 20 years, subject to renewal. Foguang’s land use rights consist of two parts: one piece of allocated land and contributed by the PRC government and one piece of land leased from local farmers which the Company acquired by paying $840,000. The leased land is comprised of both farm land and residential land. The farm land is subject to a maximum term of 20 years and the Company has a priority to renew the lease when it expires. The residential land is under a lease term of 100 years.

REVENUE AND COST RECOGNITION

The construction time of our plots is generally less than one year, although some plot areas may take more than one year to complete. Revenues and cost of revenues from these plot sales are recorded at the time each plot is delivered and title and possession are transferred to the buyer.

For our standard plots, land, land development and related costs, incurred and estimated to be incurred in the future, are amortized to the cost of plots closed based upon the total number of plots to be constructed in each area. Any changes resulting from a change in the estimated number of plots to be constructed or in the estimated costs subsequent to the commencement of delivery of plots are allocated to the remaining undelivered plots in the area. Plot construction and related costs are charged to the cost of plots closed under the specific identification method. The estimated land, common area development and related costs of a cemetery area, including the cost of the surrounding grounds, net of their estimated residual value, are allocated to individual cemetery plot areas within the cemetery on a relative sales value basis. Any changes resulting from a change in the estimated number of plots to be constructed or in the estimated costs are allocated to the remaining plot sites in each of the area of overall cemetery.

Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Sales Incentives:  In order to promote sales of our plots, we grant our plot buyers sales incentives from time-to-time. These incentives will vary by type of incentive and by amount on cemetery area-by-area and plot-by-plot basis. Incentives that impact the value of the plot or the sales price paid, such as special or additional options are generally reflected as a reduction in sales revenues. Incentives that we pay to an outside sales representative  are recorded as an additional cost of revenues. Incentives are recognized at the time the plot is delivered to the plot buyer and we receive the sales proceeds.

Revenue Recognition: The Company recognizes revenue when the amount of revenue can be reliably measured, it is probably that economic benefits will flow to the entity and specific criteria have been met for the Company’s revenue producing activities. Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred with no future other than perfunctory performance obligations; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) is based on management's judgments regarding the fixed nature of the selling prices of the products and services delivered and the collectability of those amounts.

The Company recognizes revenue from the sale of cemetery plots when it is realized or realizable and earnings process is complete. In general, a potential customer will tour the Company’s facility and choose a particular spot or location of the cemetery plot that is ready and available for use.  A sales agreement is executed with Foguang for the exact location at a fixed price. The sales process ends when the consideration is paid in full, at which time, the Company provides the customer full access to the use of the plot.  The Company does not provide any other post-death type services, other than to develop and sell the cemetery plots, obtain executed agreements, full payment and deliver the keys to the plot embedded in a concrete box. The Company records revenue when the title or right to use the completed cemetery plot has passed to the customer in accordance with the terms of the fixed price sale agreement and consideration is exchanged.  The costs associated with revenue from sale of cemetery plots are the costs to convert the land into the actual burial plots.

DERIVATIVE INSTRUMENTS

Our derivative financial instruments consisted of warrants to purchase common stock. The warrants have certain price reset feature, which causes them to be classified as a liability. The accounting treatment of derivative financial instruments required that the we record the derivatives at their fair values as of the issuance date and at fair value as of each subsequent balance sheet date.  Any change in fair value was recorded as non-operating, non-cash income or expense at each reporting date.  If the fair value of the derivatives was higher at the subsequent balance sheet date, we recorded a non-operating, non-cash charge.  If the fair value of the derivatives was lower at the subsequent balance sheet date, we recorded non-operating, non-cash income.  At September 30, 2010, the warrant derivatives were valued using the Black Scholes Option Pricing Model.

RECENT ACCOUNTING PRONOUNCEMENTS

In the first quarter of fiscal 2011, we adopted the following accounting standards, none of which had a material impact on our financial position, results of operations or cash flows:

•	The amendments to the recognition and measurement guidance for the transfers of financial assets. The amendments in this update are the result of ASU 860, Accounting for Transfers of Financial Assets.

•
The amendment to the guidelines for determining the primary beneficiary in a variable interest entity and for improvements to financial reporting by enterprises involved with variable interest entities.

•	The accounting standard improving disclosures about recurring and nonrecurring fair value measurements.

•	The amendment to the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a subsidiary.

Accounting Standards Issued But Not Yet Adopted

In July 2010, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This Update is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010 or our second quarter of fiscal 2011. We are currently evaluating the impact this update will have on our consolidated financial statements.

Other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the SEC did not or are not believed by management to have a material impact on the Company's consolidated financial statements.

RESULTS OF OPERATIONS

Comparison of Three Month and Six Months Periods Ended September 30, 2010 and September 30, 2009

Net Revenues

Net revenues for the three month period ended September 30, 2010 were $11,581,873 as compared to $6,746,388 for the three month period ended September 30, 2009, an increase of $4,835,485 or approximately 71.68%. Net revenues for the six month period ended September 30, 2010 were $23,676,460 as compared to $15,063,916 for the six month period ended September 30, 2009, an increase of $8,612,544 or approximately 57.17%.For the three month and six month periods ended September 30, 2010 and 2009, net revenues consisted of the following:

	Three Month Period Ended Sep 30, 2010	Three Month Period Ended Sep 30, 2010	Six Month Period Ended Sep 30, 2009	Six Month Period Ended Sep 30, 2009
Cemetery	$11,581,873	$6,746,388	$23,676,460	$15,063,916
Net Revenues	$11,581,873	$6,746,388	$23,676,460	$15,063,916

Cemetery

For the three month period ended September 30, 2010, cemetery revenues increased by $4,835,485 or 71.68% from the comparable three month period ended September 30, 2009.  For the six month periods ended September 30, 2010, cemetery revenues increased by $8,612,544 or 57.17% from the comparable six month period ended September 30, 2009. The significant increase in revenues was mainly attributable to the development of new cemetery, which led to an increase of sales of cemetery plots and cemetery plot price.  The new cemetery is being built on approximately 11 acres of land and will have approximately 7,000 plots.  The new cemetery plots were located on more desirable property which was higher up on the hill and had better views of the lake. The new cemetery plots are being sold for approximately 17% more than the old cemetery plots.

The total number of cemetery plots sold increased by 444 plots from 1,282 for three month period ended September 30, 2009 to 1,726 for the comparable three month period ended September 30, 2010. In addition, the average sales price increased by approximately $1,395 per cemetery plot. The total number of cemetery plots sold increased by 672 plots from 2,908 for the six month period ended September 30, 2009 to 3,580 for the comparable six month period ended September 30, 2010. In addition, the average sales price increased by approximately $1,409 per cemetery plot. The increase in cemetery revenues was also attributable to better marketing as Foguang started to focus its advertising costs on television advertisements in targeted areas and increased incentives for its sales agents and hired additional agents to better promote and sell its services and products. Also, with the new cemetery development, we were able to increase average cemetery plot prices.  The new cemetery plots were located on a more desirable property which was higher up on the hill and had better views of the lake. The new cemetery plots are being sold for approximately 17% more than the old cemetery plots.    The overall improvement of local economic conditions in Chongqing with the economy starting to grow at approximately 8%  also contributed to the increase of economic value of Foguang’s cemetery and increased the number of cemeteries sold. The local economic environment experienced overall improvement in fiscal 2010 due to the assistance of large-scale state-owned enterprises and their projects in the Chongqing area has helped the economy to grow at approximately 8%.

Cost of Sales

Cost of sales includes amortization of land use rights, raw materials, conversion costs, direct labor, manufacturing costs, and utilities. For the three month period ended September 30, 2010, cost of sales amounted to $4,487,805 or approximately 38.75% of total net revenues as compared to $2,870,697 or approximately 42.56% of total net revenues for the three month period ended September 30, 2009. For the six months period ended September 30, 2010, cost of sales amounted to $9,261,263 or approximately 39.12% of total net revenues as compared to $6,770,583 or 44.95% of total net revenues for the six months period ended September 30, 2009. The decrease in cost of sales as a percentage of total net revenues was primarily due to economies of scale.  We were able to cut the average cost for per cemetery plot by approximately 5% by developing plots a larger scale.  Foguang achieved favorable contract terms with a supplier due to such supplier’s excess capacity and our agreeing to develop approximately 7,000 cemetery plots at a time instead of 500 cemetery plots at a time. Costs associated with the development of the cemetery were reduced because of an improvement in the production process and the more efficient use of technology. Specifically, a change was made to the way shale stone memorials were casted into cement walls for the cemetery which significantly decreased labor costs and materials. The new technology led to a 60% decrease in the use of raw material for the construction of the cemetery cement walls, which lead to a cost savings on average of approximately 3% per cemetery plot.

Total cost of sales increased by $1,617,108 or 56.33% for the three month period ended September 30, 2010 as compared to the three month period ended September 30, 2009.  Total cost of sales increased by $2,490,680 or 36.79% for the six month periods ended September 30, 2010 as compared to the six month period ended September 30, 2009. The increases were attributable to the following:

Gross Profit

Gross profit for the three month and six month periods ended September 30, 2010 was $7,094,068 or 61.25% and $14,415,197 or 60.88% of total net revenues, respectively, as compared to $3,875,691 or 57.41% and $8,293,333 or 55.05% of total net revenues for the comparable three and six month periods ended September 30, 2009. The increase in gross profit was attributable to a decrease in the cost of goods sold as a percentage of sales as Foguang was able to develop cemetery plots for a cheaper price due to the advantage of economies of scale. Foguang was also able to sell higher margin products since it was able to utilize its historical sales records to develop and sell higher margin cemetery plots. In the cemetery industry, the sale of a deluxe tomb is able to generate a 20% higher margin for Foguang as compared to the basic tombs. Foguang was able to charge higher sales prices as it developed the second phase of the cemetery, which was on more desirable land.  As Foguang continues to develop its cemeteries, it will focus on the development of such deluxe tombs to achieve higher profit margins. In addition, Foguang utilizes Feng Shui concepts to develop its cemetery with the best “Feng Shui” to attract more customers. By having good “Feng Shui”, Foguang is able market its cemetery plots at higher sales prices while keeping the cost of sales relatively constant to achieve higher profit margins.  The new cemetery plots are located on  more desirable  property which is higher up on the hill and has better views of the lake. The new cemetery plots are being sold for approximately 17% more than the old cemetery plots.   The revenue during the month period ended September 30, 2010 did not increase as compared to the three month period ended June 30, 2010 because of some seasonality in our business, since sales are generally slower when the weather becomes extremely hot.

Operating Expenses

Total operating expenses for the three month period ended September 30, 2010 were $722,728, an increase of $306,957 or 73.83% from total operating expenses in the three month period ended September 30, 2009 of $415,771. Total operating expenses for the six month period ended September 30, 2010 were $2,573,451, an increase of $1,819,467 or 241.05% from total operating expenses in the six months period ended September 30, 2009 of $753,984. This increase included the following:

For the three months ended September 30, 2010, selling expenses amounted to $66,274 as compared to $36,421 for the same period ended September 30, 2009, an increase of $29,853 or 81.97%. For the six months ended September 30, 2010, selling expenses amounted to $135,199 as compared to $81,341 for the same period ended September 30, 2009, an increase of $53,853 or 66.21%. Foguang incurred more selling expenses for the three months and six months ended September 30, 2010 due to the increase in number of cemetery plots sold, as we had more expenses associated with sales that came with the higher volume.   We signed a contract that allowed us to develop approximately 7,000 plots at a time versus 500 plots at a time.  This increase in the batch of cemetery plots being developed has decreased costs.

For the three months ended September 30, 2010, general and administrative expenses amounted to $656,454 as compared to $379,350 for the same period ended September 30, 2009, an increase of $277,104 or 73.05%. For the six months ended September 30, 2010, general and administrative expenses amounted to $2,438,252 as compared to $672,643 for the same period ended September 30, 2009, an increase of $1,765,609 or 262.49%.  The substantial increase in expenses was mainly attributable to the increase in salary and wages and to non-cash stock for compensation for directors and consultants to the company.   In addition, the cost of gasoline has also increased which increased Foguang’s transportation costs and costs reimbursed to sales agents for taking the customers to view the cemetery. Our general and administrative expenses increased due to the overall increase of labor costs and rise of inflation in China. For example, the cost to print a high quality pamphlet used in our sales offices went from $.03 to $.05, up 67%. In addition, we incurred additional expenses for being a public company in the United States for the three month period ended September 30, 2010, which included legal and auditing expenses.

Income from Operations

We reported income from operations of $6,371,340 for the three month period ended September 30, 2010 as compared to income from operations of $3,459,920 for the same period ended September 30, 2009, an increase of $2,911,420 or approximately 84.15%. For the six months ended September 30, 2010, income from operations amounted to $11,841,746 as compared to $7,539,349 for the same period ended September 30, 2009, an increase of $4,302,397 or 57.07%. The increase in income from operations was attributable to the increase in the sale of cemetery plots.  In addition, we were able to increase the average price of cemetery plot as we expanded into new developments, which had a more desirable location. The local economic environment experienced overall improvement in fiscal 2010 due to the assistance of large-scale state-owned enterprises and their projects in the Chongqing area, which led to higher overall consumer consumption. The significant increase in income from operations was mainly attributable to Foguang’s overall development momentum and a healthy sales pipeline. Foguang has been able to increase traffic to the cemetery and build momentum, which makes the rest of the cemetery land more desirable and valuable.

Other Income and Expenses

For the three months ended September 30, 2010, total other income (expenses) amounted to ($14,782) as compared to $89,959 for the three months ended September 30, 2009, a decrease of $104,741 or 116.43% from the comparable period in 2009. For the six months ended September 30, 2010, total other income (expenses) amounted to $1,055,700 as compared to $201,702 from the comparable period in 2009. The change was primarily attributable the following:

For the three months ends September 30, 2010, other income amounted to $223,043 as compared to $81,431 for the three months ended September 30, 2009, an increase of $141,612 or 173.90%.  For the six month period ended September 20, 2010, other income amounted to $340,887 as compared to $184,712 for the six months ended September 30, 2009, an increase of $156,175 or 84.55%. The change was primarily attributable to deferred revenue recorded as other income, which increased with the increase in the sale of cemetery plots over the prior period.

For the three months ended September 30, 2010, loss on change in fair value of warrants classified as derivatives amounted to $269,933 as compared to $0 for the three months ended September 30, 2009. This change was primarily attributable to share price changes, which lead to loss on change in fair value of warrants classified as derivatives.   For the six months ended September 30, 2010, gain on change in fair value of warrants classified as derivatives amounted to $664,499 as compared to $0 for the six months ended September 30, 2009. This change was primarily attributable to warrants that were issued in connection with the sale of company shares in private placement transaction during February 2010.

For the three months ended September 30, 2010, interest expense decreased by 17 % from $59,400 as compared to $50,419 for the three months ended September 30, 2009.  For the six months ended September 30, 2010, interest expense decreased by 10% from $106,675 as compared to $118,000 for the six months ended September 30, 2009. The change was primarily attributable to the repayment of a loan in May 2010.

For the three months ended September 30, 2010, rental income, net amounted to $59,483 as compared to $65,433 for the three months ended September 30, 2009, a decrease of $9.09% from the comparable period in 2009. For the six months ended September 30, 2010, rental income, net amounted to $120,789 as compared to $130,866 for the six months ended September 30, 2009, a decrease of 7.7%. This change was primarily due to depreciation costs decrease as the building is depreciated over its useful economic life decrease rental fees.

Comparison of Years Ended March 31, 2010 and March 31, 2009

Net Revenues

Net revenues for the year ended March 31, 2010 were $36,498,969 as compared to $18,313,720 for the year ended March 31, 2009, an increase of $18.185.249 or approximately 99.3%. For the years ended March 31, 2010 and 2009, net revenues consisted of the following:

	Year Ended	Year Ended
	March 31,	March 31,
	2010	2009
Cemetery	$36,498,969	$17,647,785
Park and Nursery Garden Services	—	665,935

Net Revenues	$36,498,969	$18,313,720

Cemetery

For the year ended March 31, 2010, cemetery revenues increased by $18,851,184 or 106.8%. The significant increase in revenues was mainly attributable to the development of new cemetery which led to an increase of sales of cemetery plots. The total number of cemetery plots sold increased from 4,051 in fiscal 2009 to 6,730 in fiscal 2010. In addition, the average sales price increased by approximately US$1,000 per cemetery plot. The increase in cemetery revenues was also attributable to better marketing as Foguang started to focus its advertising costs on television advertisements in targeted areas and increased incentives for its sales agents and hired additional agents to better promote and sell its services and products. Also, the opening of the Changshou Bridge shortened the driving distance between Foguang’s cemetery and the downtown area of Changshou from two hours to 12 minutes, which brought Foguang more customers who used to limit their choices of cemetery products and services to the downtown area for transportation reasons. The overall improvement of local economic conditions in Chongqing also contributed to the increase of economic value of Foguang’s cemetery and increased the number of cemeteries sold. The local economic environment experienced overall improvement in fiscal 2010 due to the assistance of large-scale state-owned enterprises and their projects in the Chongqing area.

Park and Nursery Garden Services

For the year ended March 31, 2010, we had no revenues for park and nursery garden services compared to $665,935 in revenues for the year ended March 31, 2009. We did not incur any revenues for fiscal 2010 because Foguang shifted its focus to the development of its cemetery business. Foguang gradually decreased the input of its resources on the park and nursery garden business starting from fiscal year of 2009. We do not expect this trend to change in the next fiscal year as Foguang continues to focus on developing its cemetery business.

Cost of Sales

Cost of sales includes amortization of land use rights, raw materials, conversion costs, direct labor, commissions and bonuses, manufacturing costs, and utilities. For the year ended March 31, 2010, cost of sales amounted to $17,565,765 or approximately 48.1% of total net revenues as compared to $9,938,853 or approximately 54.3% of total net revenues for the year ended March 31, 2009. The decrease in cost of sales as a percentage of total net revenues was primarily due to economies of scale that Foguang achieved in developing more plots of land, from favorable contract terms with a supplier due to such supplier’s excess capacity, and from being more cost efficient in the development of cemetery derived from its past experiences. Costs associated with the development of the cemetery were reduced because of an improvement in the production process and the more efficient use of technology. Specifically, a change was made to the way shale stone memorials were casted into cement walls for the cemetery which significantly decreased labor costs and materials. The new technology led to a 60% decrease in the use of raw material for the construction of the cemetery cement walls.

Total cost of sales increase of $7,626,912 or 76.7% was attributable to the following:

For the year ended March 31, 2010, cemetery costs amounted to $17,565,765 as compared to $9,445,153 for the year ended March 31, 2009, an increase of $8,120,612 or 85.9% from the comparable period in fiscal 2009. This increase was primarily attributable to the increase in the number of cemetery plots sold and markdown of certain products to the lower of cost or market.

For the year ended March 31, 2010, we incurred no park and nursery garden services costs because Foguang did not provide such services for fiscal 2010 as compared to $493,700 for costs incurred for the park and nursery garden services for the year ended March 31, 2009. We do not expect Foguang to provide much park and nursery garden services as it plans to focus on expanding its cemetery business.

Gross Profit

Gross profit for the year ended March 31, 2010 was $18,933,204 or 51.9% of total net revenues, as compared to $8,374,867 or 45.7% of total net revenues for the year ended March 31, 2009. The increase in gross profit was attributable to a decrease in the cost of goods sold as Foguang was able to develop cemetery plots for a cheaper price due to the advantage of economies of scale. Foguang was also able to sell higher margin products since it was able to utilize its historical sales records to develop and sell higher margin cemetery plots. In the cemetery industry, the sale of a deluxe tomb is able to generate a 20% higher margin for Foguang as compared to the simple tombs. As Foguang continues to develop its cemeteries, it will focus on the development of such deluxe tombs to achieve higher profit margins. In addition, Foguang utilizes Feng Shui concepts to develop its cemetery with the best “Feng Shui” to attract more customers. By having good “Feng Shui”, Foguang is able market its cemetery plots at higher prices while keeping the cost of sales relatively constant to achieve higher profit margins.

Operating Expenses

Total operating expenses for the year ended March 31, 2010 were $1,792,584, an increase of $321,109 or 21.8% from total operating expenses in the year ended March 31, 2009 of $1,471,475. This increase included the following:

For the year ended March 31, 2010, advertising and selling expenses amounted to $196,945 as compared to $426,415 for the year ended March 31, 2009, a decrease of $229,470 or 53.8%. Foguang spent less on advertising expenses for the year ended March 31, 2010 due to the ability to focus its advertising on the channels that have been proven as the most effective. Foguang focused its advertising on mainstream television shows, such as Chongqing Commercial Daily, Evening, Morning, and Chongqing TV 12, which have proven to be the most effective dissemination of advertising to the public. In fiscal 2010, Foguang also cut back on its television advertisements and print advertisements by 50% to reduce advertising expenses.

For the year ended March 31, 2010, general and administrative expenses amounted to $1,595,639 as compared to $1,045,060 for the year ended March 31, 2009, an increase of $550,579 or 52.7%. The increase in expenses was mainly attributable to the increase in costs associated with the increase in sales and costs associated with using more sales agents. Foguang paid a higher sales commission to its sales agents in order to stay competitive to industry standards due to the rapidly increasing labor costs in China. In addition, the cost of gasoline has also increased which increased Foguang’s transportation costs to visit the sales agents and taking the customers to view the cemetery accordingly. Our general and administrative expenses increased due to the overall increase of labor costs and rise of inflation in China. For example, the cost to print a high quality pamphlet used in our sales offices went from $.03 to $.05, up 44%

Income from Operations

We reported income from operations of $17,140,620 for the year ended March 31, 2010 as compared to income from operations of $6,903,392 for the year ended March 31, 2009, an increase of $10,237,228 or approximately 148.3%. The substantial increase in income from operations was attributable to the increase in the sale of cemetery plots. Also, the opening of the Changshou Bridge shortened the driving distance between Foguang’s cemetery and the downtown area of Changshou from two hours to 12 minutes, which brought Foguang more customers who used to limit their choices of cemetery products and services to the downtown area for transportation reasons. The local economic environment experienced overall improvement in fiscal 2010 due to the assistance of large-scale state-owned enterprises and their projects in the Chongqing area, which led to higher overall consumer consumption. The significant increase in income from operations was mainly attributable to Foguang’s overall development momentum and a healthy sales pipeline. Foguang has been able to increase traffic to the cemetery and build momentum, which makes the rest of the cemetery land more desirable and valuable.

Other Income

For the year ended March 31, 2010, total other income (expense) amounted to $(106,026) as compared to $283,560 for the year ended March 31, 2009, a decrease of $389,586 or 135% from the comparable period in 2009. This change was primarily attributable the following:

For the year ended March 31, 2010, other income amounted to $427,510 as compared to $255,893 for the year ended March 31, 2009, an increase of $171,617 or 67.1% from the comparable period in 2009. This change was primarily attributable to recognition of deferred revenue from the government’s contribution of the land use rights for the land underlying Guiyuan I.

For the year ended March 31, 2010, loss on change in fair value of warrants classified as a derivative liability is $571,950 as compared to $0.00 for the year ended March 31, 2009, an increase of $571,950 or 100% from the comparable period. This change was attributable to warrants that were issued in connection with the February 2010 Private Placement of common stock.

For the year ended March 31, 2010, interest expense stayed approximately the same from $235,240 as compared to $235,208 for the year ended March 31, 2009 because our outstanding loans did not change and interest rates stayed stable.

For the year ended March 31, 2010, rental income, net amounted to $261,750 as compared to $260,286 for the year ended March 31, 2009, an increase of $1,464 or 0.5% from the comparable period in 2009. This change was primarily attributable to the change in the foreign exchange rate between the RMB and the US dollar, since the income was paid in RMB and then converted to US dollar.

For the year ended March 31, 2010, non-operating expense amounted to $12,642 as compared to $3,772 for the year ended March 31, 2009, an increase of $8,870 or 235.2% from the comparable period in 2009. This change was primarily attributable to the cost associated with the divesture of non-core assets.

Liquidity and Capital Resources

Six Months Ended September 30, 2010

For the six months ended September 30, 2010, net cash provided by operating activities was $10,613,353, as compared to net cash used in operating activities of ($1,061,361) for the six months ended September 30, 2009. The increase was primarily attributable to decreased inventory costs and prepayment to suppliers.

For the six months ended September 30, 2010, net cash used in investing activities was $11,832,041. The increase was primarily attributable to cash paid for construction in progress – cemetery inventory developed for sale for the six months ended September 30, 2010 is more than the cash paid for inventory developed for sales for six months ended September 30, 2009.

During the second quarter of 2010, the Company’s management modified the strategy for the development and construction of cemetery plots.  Historically, the cemetery plots were developed in batches of approximately 500 plots, which were completed on a monthly basis.  The walls, roads, and other infrastructure were only built where necessary for the individual batch.  The Company is now developing approximately 7,000 cemetery plots simultaneously, along with the related infrastructure.

Details of the project are as follows:

•	The term of the contract is from May 20, 2010 to January 29, 2011 (250 days)

•	The estimated total cost is approximately $19.6M

•	The Company is required to pay up to 80% of the project cost, as it is being developed on a monthly basis

•	The Company will pay an additional 15% of the project cost when completed

•	The Company will pay an additional 2% of the project funds until inspection of the project

•
The Company will hold back 3% as a warranty fee for 2 years (no interest accrued) as a warranty, upon expiration of warranty period the balance of  $589,349 recorded as long-term other payables will be paid under the contract terms to the developer

Upon final completion of the project, all costs associated with developing walls, roads, and other infrastructure will be reclassified into inventory.

For six months ended September 30, 2010, net cash provided by financing activities was $140,249 compared to no cash used in or provided by financing activities for six months ended September 30, 2009.  For the three months ended June 30, 2010, the Company paid off a loan payable.

We have one short term loan of approximately $2 million that is due and payable by March 2011. We plan to use all the funds of approximately $4.6 million from our February 2010 financing to develop the Guiyuan II project. By the end of fiscal year 2011, we plan to complete the first phase of land acquisition and the construction of the cemetery and supporting facilities within the acquired land. We plan to develop 5,000 external tombs and 2,000 internal tombs. After the Guiyuan II project is completed, our next focus will be the development of the Longqiao Lake project. In 2011, we plan to develop tourism, leisure, entertainment, dining accommodation  and other comprehensive services and facilities. We plan to expand our seedling base in the Longqiao Lake area. Management believes that the funds for such short-term developments can be obtained through the sale of securities or issuance of debt instruments in addition to our retained earnings. Foguang’s projected income is approximately $12 million and $16 million in 2011 and 2012, respectively, so Foguang expects to have enough funds for its short term development projects.

Our long term development includes acquisition and merger with cemeteries locally or in other cities. We plan to acquire Shenzhen Huaqiao Public Cemetery in 2013. The funds needed for this acquisition is approximately $100 million.

We believe that cash and cash equivalents currently on hand and cash flows from operations will be sufficient to continue our operations and to pursue our growth strategy for the next eighteen months. Our future capital requirements will depend on many factors, including the rate of our revenue growth; the timing and extent of spending to enhance our advertising and marketing programs; investing in our sales force; the levels of the inventory we carry; and other factors relating to our business. We will require additional financing in the future in order to execute our operating and growth plans and we may not be able to obtain such financing. We cannot predict whether this additional financing will be in the form of equity, debt, or a combination of debt and equity. There are no assurances that our plans will be successful, or even be implemented.

Funding for our business has been provided principally by cash flow from operating activities before inventory additions, bank borrowings and equity markets. Prior to fiscal 2009, we used our cash flow from operating activities before inventory additions, bank borrowings and the proceeds of equity offerings, to develop additional land for new plots needed to meet the requirements of our backlog.

In general, our cash flow from operating activities assumes that, as each plot is delivered, we will develop a plot site to replace it. Because we own several years’ supply of plot sites, we do not need to develop plot sites immediately to replace those which we deliver.

We had in our inventory 5,130 cemetery plot sites, as compared to approximately 4,540 at March 31, 2010, 2,634 at March 31, 2009 and 6,856 at June 20, 2010, the high point of our plot sites owned and controlled.

Year Ended March 31, 2010

For the year ended March 31, 2010, net cash provided by operating activities was $9,497,685, as compared to net cash provided by operating activities of $6,489,196 for the year ended March 31, 2009. The increase was primarily attributable to the increase in the sales of cemetery plots, offset by costs incurred to build up inventory.

For the year ended March 31, 2010, net cash used in investing activities was $5,998,116 as compared to net cash used in investing activities of $6,988,020 for the year ended March 31, 2009. The decrease was mainly due to a previous prepayment for trees which the company received in full this year. Further, we did not make any significant prepayments for headstones or other products to a related party as we did in the prior year.

For fiscal year 2010, the net cash provided by financing activities was $4,195,371 compared to no cash used in or provided by financing activities for fiscal year 2009. On February 19, 2010, we completed a financing transaction with 24 institutional and/or accredited investors (collectively the “Purchasers”) pursuant to which we sold $4,599,371 of units of our equity securities to the Purchasers in a private placement (the “Transaction”). Each unit is comprised of 100,000 shares of our common stock, par value $0.001 per share (the “Common Stock”), at a per share purchase price of $3.28 per share, and warrants to purchase up to 50,000 shares of Common Stock. At the closing of the Transaction on February 23, 2010, we issued 1,402,262 shares of Common Stock and four-year warrants to purchase 701,126 shares of Common Stock (the “Warrants”) at $4.10 per share. In addition, we issued warrants to purchase up to 70,113 shares of common stock at $4.10 per share to our placement agent and its assignees for the Transaction. Offering costs of approximately $404,000 was netted against the proceeds.

As of March 31, 2010, we had available and unrestricted cash and cash equivalents of $9,367,276. Our total current assets were $20,564,611 and our total current liabilities were $6,437,449. We believe that we have adequate working capital to sustain operations and maintain positive operating cash flows for at least the next twelve months.

We have various short term loans of approximately $2.5 million that are due and payable by March 2011. We plan to use all the funds from the Transaction to develop the Guiyuan II project. In 2010, we plan to complete the first phase of land acquisition and the construction of the cemetery and supporting facilities within the acquired land. We plan to develop 5,000 external tombs and 2,000 internal tombs. After the Guiyuan II project is completed, our next focus will be the development of the Longqiao Lake project. In 2011, we plan to develop tourism, leisure, entertainment, dining accommodation and other comprehensive services and facilities.  We also plan to resume the entertainment boats project in 2011. So far, $8,682,600 out of the $63,961,200 has been paid for the entertainment boats project and the remaining balance shall be paid at the completion of the project. We also plan to expand our seedling base in the Longqiao Lake area. Management believes that the funds for such short-term developments can be obtained through its free cash flows, bank loans and the sale of securities or issuance of debt instruments in addition to our retained earnings. Foguang’s projected income is approximately US$12 and US$16 million in 2011 and 2012, respectively.

Our long term development includes acquisition and merger with cemeteries locally or in other cities. We plan to acquire Shenzhen Huaqiao Public Cemetery in 2013. The funds needed for this acquisition is approximately US$29.33 million.

Our future capital requirements will depend on many factors, including the rate of our revenue growth; the timing and extent of spending to enhance our advertising and marketing programs; investing in our sales force; the levels of the inventory we carry; and other factors relating to our business. We will require additional financing in the future in order to execute our operating and growth plans and we may not be able to obtain such financing. We cannot predict whether this additional financing will be in the form of equity, debt, or a combination of debt and equity. There are no assurances that our plans will be successful, or even be implemented.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

There were no material changes in our contractual obligations in the three months ended September 30, 2010 from those for the year ended March 31, 2010. The following tables summarize our contractual obligations as of March 31, 2010, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	5 Years +
	(In Thousands)
Contractual Obligations :
Bank Indebtedness	$2,475	$2,475	$—	$—	$—
Other Indebtedness	$443	$44	$104	$69	$225
Capital Lease Obligations	$—	$—	$—	$—	$—

Purchase Obligations	$50,000	$25,000	$25,000	$—	$—

Total Contractual Obligations:	$52,918	$27,519	$25,104	$69	$225

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Exchange Rates

We maintain our books and records in Renminbi (“RMB”), the lawful currency of the PRC. In general, for consolidation purposes, the Company translates our assets and liabilities into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet date, and the statement of income is translated at average exchange rates during the reporting period. Adjustments resulting from the translation of our financial statements are recorded as accumulated other comprehensive income.

Until July 21, 2005, RMB had been pegged to USD at the rate of RMB8.30: USD$1.00. On July 21, 2005, the PRC government reformed the exchange rate system into a managed floating exchange rate system based on market supply and demand with reference to a basket of currencies. In addition, the exchange rate of RMB to USD was adjusted to RMB8.11: USD$1.00 as of July 21, 2005. The People’s Bank of China announces the closing price of a foreign currency such as USD$ traded against RMB in the inter-bank foreign exchange market after the closing of the market on each working day, which will become the unified exchange rate for the trading against RMB on the following working day. The daily trading price of USD against RMB in the inter-bank foreign exchange market is allowed to float within a band of ±0.3% around the unified exchange rate published by the People’s Bank of China. This quotation of exchange rates does not imply free convertibility of RMB to other foreign currencies. All foreign exchange transactions continue to take place either through the Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the Bank of China or other institutions required submitting a payment application form together with invoices, shipping documents and signed contracts.

The exchange rates used to translate amounts in RMB into US Dollars for the purposes of preparing the consolidated financial statements or otherwise stated in this report were as follows:

	September 30, 2010	March 31, 2010	September 30, 2009	March 31, 2009
Balance sheet items, except for the registered and paid-up capital, as of end of period/year	USD1: RMB 0.1497	USD1:RMB 0.1467	USD1: RMB 0.1465	USD1:RMB 0.1465

Amounts included in the statement of operations, statement of changes in stockholders’ equity and statement of cash flows for the period/year ended	USD1: RMB 0.1473	USD1:RMB 0.14664	USD1: RMB 0.1463	USD1:RMB 0.14582

No representation is made that RMB amounts have been, or would be, converted into US$ at the above rates.

Inflation

We believe that inflation has not had a material effect on our operations to date.

Related Party Transactions

For a description of our related party transactions, see the section of this prospectus entitled “Certain Relationships and Related Transactions.”

Quantitative and Qualitative Disclosures About Market Risk

We do not use derivative financial instruments in our investment portfolio and has no foreign exchange contracts. Our financial instruments consist of cash and cash equivalents, trade accounts receivable, accounts payable and long-term obligations. We consider investments in highly liquid instruments purchased with a remaining maturity of 90 days or less at the date of purchase to be cash equivalents.

Interest Rates. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments and short-term obligations; thus, fluctuations in interest rates would not have a material impact on the fair value of these securities. At September 30, 2010, we had approximately $8,005,000 in cash and cash equivalents. At March 31, 2010, we had approximately $9,367,276 in cash and cash equivalents. A hypothetical 5% increase or decrease in interest rates would not have a material impact on our earnings or loss, or the fair market value or cash flows of these instruments.

Foreign Exchange Rates. A substantial portion of our sales is denominated in RMB. As a result, changes in the relative values of U.S. Dollars and RMB affect our reported levels of revenues and profitability as the results are translated into U.S. Dollars for reporting purposes. In particular, fluctuations in currency exchange rates could have a significant impact on our financial stability due to a mismatch among various foreign currency-denominated sales and costs. Fluctuations in exchange rates, particularly among the U.S. dollar, and RMB, affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our exposure to foreign exchange risk primarily relates to currency gains or losses resulting from all of our revenue and cost of goods sold being conducted in RMB and converting it to USD. We translate monetary assets and liabilities denominated in other currencies into RMB, the functional currency of our operating business. Our results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Translation adjustments resulting from this process are included in accumulated other comprehensive income in our statement of shareholders’ equity. We recorded foreign currency gain of $850,962 for the six months ended September 30, 2010 compared to foreign currency gain of $50,280 for the same period in 2009. We recorded net foreign currency gains of $346,088 and $511,749 for the years ended March 31, 2010 and 2009, respectively. We have not used any forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. As our sales denominated in foreign currencies, such as RMB, continue to grow, we will consider using arrangements to hedge our exposure to foreign currency exchange risk.

Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiary is RMB. The value of your investment in our stock will be affected by the foreign exchange rate between U.S. dollars and RMB. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from this offering, any appreciation of the RMB against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of RMB against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our stock.

Country Risk. The substantial portion of our assets and operations are located and conducted in China. While the PRC economy has experienced significant growth in the past twenty years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations applicable to us. If there are any changes in any policies by the Chinese government and our business is negatively affected as a result, then our financial results, including our ability to generate revenues and profits, will also be negatively affected.

Interest Rate Risk. We may face some risk from potential fluctuations in interest rates, although our debt obligations are primarily short-term in nature, but some bank loans have different rates. If interest rates have great fluctuations, our financing cost may be significantly affected.

LEGAL PROCEEDINGS

Currently there are no legal proceedings pending or threatened against us. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters.

MANAGEMENT

The following table identifies our current executive officers and directors, their respective offices and positions, and their respective dates of election or appointment:

Name	Age	Position	Effective Date of Appointment
Yiyou Ran	47	President, Chief Executive Officer and Chairman of the Board	February 12, 2010
Michael Wang	32	Chief Financial Officer, Treasurer, Secretary and Director	February 12, 2010
Jianquan Chen	36	Director	February 12, 2010
Tim Hudson	56	Director	February 12, 2010
S. Michael Rudolph	59	Director	April 1, 2010
Lihua Zhang	54	Director	April 1, 2010
Ray Hsu	40	Director	May 1, 2010

Biographical Information

The following is a brief account of the education and business experience of these directors and executive officers during at least the past five years, indicating the person’s principal occupation during the period, the name and principal business of the organization by which he or she was employed. Below also includes a discussion of the specific experience, qualifications, attributes or skills of our directors that led to the conclusion that such persons are qualified to serve on our board of directors.

Yiyou Ran founded Foguang in October 2002 and has led the company into one of the 50 largest private companies in Chongqing. Mr. Ran is also a member of the Association of Industry and Commerce of Changshou and the President of the Chamber of Industry and Commerce of Jiangnan Town. Mr. Ran was given the honor as “Non-Public Ownership System Public Figure, Excellent Socialism Constructor” in 2006 by the United Front Work Department of the CPC and the Association of Industry and Commerce of Changshou District in Chongqing. Mr. Ran received a bachelor degree in Atmosphere Quality Assessment from Chengdu Institute of Meteorology in 1983 and a master degree in Economic Management from Southwestern University of Finance and Economics in 1997. Mr. Ran is responsible for developing Foguang’s strategic vision and mission, and his knowledge and experience in the death care industry are invaluable to the Company.

Michael Wang graduated from University of Texas in 2001 with a master degree in accounting and received a M.B.A from the Tuck School of Business in 2007. Licensed as a CPA in the state of Texas, Mr. Wang formerly worked as an auditor at Ernst and Young from April 2002 to January 2005, and started his career as a financial analyst at Arthur Anderson from September 2001 to April 2002. From July 2007 to November 2008, Mr. Wang worked as the Chief Financial Officer of Snif Labs Inc., a RFID technology company based in Massachusetts, and from January 2005 to June 2005 served as a special consultant to the CEO of JTec Inc., a software company based in Beijing, where he provided mergers and acquisitions and growth strategy services. Mr. Wang’s accounting and financial background in the United States and his working knowledge of U.S. GAAP offers a good balance to Foguang which is based in China.

Jianquan Chen helped founded Foguang with Mr. Ran. As Foguang’s General Manager, Mr. Chen has managed Foguang alongside Mr. Ran for over 8 years and is responsible for Foguang’s overall operation and management, including formulating its current strategic plan. Mr. Chen also serves as the Vice President, Deputy Chairman and Senior Engineer of Foguang. As such, Mr. Chen’s years of working with Mr. Ran and other key employees of Foguang are crucial to the company’s long-term development. Mr. Chen graduated from Wuhan University of Electric Engineering in 1996 with a major in Construction Engineering. Mr. Chen has been the Vice President of the Chamber of Industry and Commerce of Jiangnan Town since March 2007, and served as the chief engineer of Chongqing Shenglin Architectural Engineering Co., Ltd. from March 2002 to April 2004.

Tim Hudson is currently the University of Houston System Chancellor's Special Assistant for International Initiatives and Programs. He was President of the University of Houston-Victoria from September 2004 to September 2010. Previously, Dr. Hudson served as provost and founding dean of the College of International and Continuing Education at the University of Southern Mississippi from August 1987 to August 2004. Prior to that, he was an analyst for the U. S. Department of State from December 1983 to August 1985. Hudson received his Ph.D. in Geography from Clark University in Worcester, Massachusetts in 1980. Dr. Hudson has initiated more than 40 study-abroad programs worldwide including China and Japan. In 2001, he was invited as the sole U.S. representative to serve on the European Commission's Millennium Committee, which was responsible for producing a strategic plan for European higher education for the next decade. Dr. Hudson's familiarity with U.S. regulations and relations in the United States is valuable to Foguang, a company based in China.

S. Michael Rudolph is a founder and currently chief financial officer and managing member of Viking Asset Management, LLC, and an investment advisor to Longview Fund, LP and Longview Fund International, Ltd. (BVI). Previously, Mr. Rudolph served as the president of The Edgehill Group, Inc. from July 1995 to December 2000, and held various senior management positions with Charles Schwab’s Institutional Trading Division, Bank of America and Wells Fargo Bank between June 1986 and June 1995. Mr. Rudolph also served on several boards of directors, including ElectroSource, LLC and the Stanford University Medical Center Stroke Advisory Board. Mr. Rudolph received his Bachelor’s degree in Biochemistry from Purdue University in 1973 and a Master of Business Administration degree from Washington University in St. Louis in 1975. The Company believes that Mr. Rudolph’s experience in the financial services industry can assist the Company in better understanding and adapting to the U.S. regulatory and stock market.

Lihua Zhang is currently the chairman of Songyuan Hydropower Plant, Bo Gong Ken Hydropower Plant and Huaxi Hydropower Plant and has invested a total of RMB 100 million in building these three plants. Mr. Zhang also serves as vice chairman of Zhejiang Commercial Association and is responsible for public relations between the Zhejiang Commercial Association and other government agencies in other provinces, including Taiwan and Hong Kong. Mr. Zhang also has served as a member of Political Consultant Conference in Songxi, Fujiang Province from January 2003 to present. Mr. Zhang received his professional degree from Hangzhou Water Resources and Hydropower Professional School in 1980. The Company believes that Mr. Zhang’s experience with Chinese companies and public relations can help guide Foguang’s continuing growth in China.

Ray Hsu serves as the senior product manager at National Instruments (“NI”) where he leads initiatives to create innovative products to enable hands-on learning for science, technology, engineering, and math education. Prior to joining NI in March 2010, Mr. Hsu was the vice president and founding member of @hand Corporation from January 1999 to March 2010, and was responsible for delivering enterprise mobile solutions for the Oil & Gas industry and federal government agencies. Mr. Hsu started his professional career as senior member of the LabVIEW software development team at NI from October 1994 to December 1998. He was awarded three U.S. patents for his work related to detecting and merging differences between two graphical programs. Mr. Hsu received a Master of Science degree from the Georgia Institute of Technology in 1994 and a Bachelor of Science degree from the University of Texas at Arlington in 1992. With his corporate work experience and as a bilingual in Mandarin Chinese and English, Mr. Hsu can bridge the cultural and language gaps between Foguang’s China-based management and the Company’s U.S.-based directors.

Family Relationships

There are no family relationships between or among any of our directors and executive officers.

Involvement in Certain Legal Proceedings

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining any of our officers or directors from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony. Nor are any of the officers or directors of any corporation or entity affiliated with us so enjoined.

Board of Directors

Our board of directors is currently composed of seven members. All members of our board of directors serve in this capacity until their terms expire or until their successors are duly elected and qualified. Our bylaws provide that the authorized number of directors will be not less than one.

Board Committees; Director Independence

Effective May 1, 2010, our board of directors established an audit committee, a nominating committee and a compensation committee.

Audit Committee

Currently, three directors comprise the Audit Committee: Michael Rudolph, Ray Hsu and Tim Hudson. Mr. Rudolph serves as Chairman of the Audit Committee. The members of the Audit Committee are currently “independent directors” as that term is defined under the listing standards of both the American Stock Exchange and the NASD Marketplace Rules. Mr. Rudolph also qualifies as an “audit committee financial expert” as defined by the rules of the SEC. Mr. Rudolph has the requisite attributes of an “audit committee financial expert” as defined by regulations promulgated by the SEC and that such attributes were acquired through relevant education and experience.

Our Audit Committee is responsible, in accordance with the Audit Committee charter, recommending our independent auditors, and overseeing our audit activities and certain financial matters to protect against improper and unsound practices and to furnish adequate protection to all assets and records.

Our Audit Committee pre-approves all audit and non-audit services provided by our independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to particular service or category of services and is generally subject to a specific budget. The Audit Committee has delegated pre-approval authority to its Chairman when expedition of services is necessary. The independent auditors and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent auditor in accordance with this pre-approval, and the fees for the services performed to date.

Compensation Committee

The Compensation Committee currently consists of Dr. Hudson, Mr. Rudolph and Mr. Zhang. Dr. Hudson serves as Chairman of the Compensation Committee. The members of the Compensation Committee are currently “independent directors” under the listing standards of both the American Stock Exchange and the NASD Marketplace Rules.

In accordance with the Compensation Committee’s charter, the Compensation Committee is responsible for overseeing and, and as appropriate, making recommendations to the board regarding the annual salaries and other compensation of the Company’s executive officers and general employees and other polices, providing assistance and recommendations with respect to the compensation policies and practices of the Company.

Nominating Committee

The Nominating Committee currently consists of Mr. Hsu, Mr. Rudolph and Mr. Zhang. Mr. Hsu serves as the Chairman of the Nominating Committee. The members of the Nominating Committee are currently “independent directors” under the listing standards of both the American Stock Exchange and the NASD Marketplace Rules.

In accordance with the Nominating Committee’s charter, the Nominating Committee is responsible for proposing to the board a slate of nominees for election by the stockholders at the Annual Meeting of Stockholders, to periodically review and develop criteria for selection of new directors and nominees for vacancies on the board, to review the desired experience and qualities to assure appropriate board composition, and to recommend to the board qualified candidates for the board.

Code of Ethics

The Company has formally adopted a written financial code of ethics to be applied to the Company’s Chief Executive Officer, Chief Financial Officer and finance department personnel. The Chief Executive Officer, Chief Financial Officer and finance department personnel have a special role both to adhere to the principles of integrity and also to ensure that a culture exists throughout China Redstone as a whole that ensures the fair and timely reporting of our financial results and conditions.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership of Form 3 and changes in ownership on Form 4 or Form 5 with the Securities and Exchange Commission. Such officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, the Company believes that, as of the date of filing of the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2010, all Section 16(a) filing requirements applicable to its officers, directors and 10% stockholders were satisfied.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of our board of directors and our Chief Executive Officer, and Chief Financial Officer are collectively responsible for implementing and administering all aspects of our benefit and compensation plans and programs, as well as developing specific policies regarding compensation of our executive officers. The Board of Directors has determined that all of the members of our Compensation Committee, Dr. Hudson, Mr. Rudolph and Mr. Zhang are currently “independent directors” under the listing standards of both the American Stock Exchange and the NASD Marketplace Rules.

Compensation Objectives

Our primary goal with respect to executive compensation has been to set compensation at levels that attract and retain the most talented and dedicated executives possible. Individual executive compensation is set at levels believed to be comparable with executives in other companies of similar size and stage of development operating in China. The Committee has implemented and maintained compensation policies that attempt to accomplish our strategic goals.

Elements of Compensation

Base Salary. All full time executives are paid a base salary. In all cases, the Committee establishes a minimum base salary for our executive officers. Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies in our industry for similar positions, professional qualifications, academic background, and the other elements of the executive’s compensation, including stock-based compensation. Our intent is to set executives’ base salaries near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy. Base salaries are reviewed annually, and may be increased to align salaries with market levels after taking into account the subjective evaluation described previously.

Chinese Government Imposed Compensation. As a result of mandatory government employment standards, our executives are also entitled to certain annual statutory benefits, including fully subsidized, Company-paid health insurance, seven days of paid vacation and unlimited paid sick leave.

Determination of Compensation

Our Chief Executive Officer and Chief Financial Officer meet during the last several weeks of our fiscal year to evaluate each non-executive employee’s performance and determine his or her compensation for the following year. In the case of our executive officers, the Compensation Committee similarly evaluates the executive’s performance and the objectives set forth above at or about the end of our fiscal year to determine executive compensation.

Summary Compensation Tables

The following table sets forth information concerning the compensation for the fiscal years ended March 31, 2010 and 2009 of the principal executive officer, principal financial officer, in addition to our three most highly compensated officers whose annual compensation exceeded $100,000, and up to two additional individuals for whom disclosure would have been required but for the fact that the individual was not serving as an executive officer of the registrant at the end of the last fiscal year.

						Non-Equity
						Incentive	Nonqualified
						Plan	Deferred
				Stock	Option	Compen-	Compensation	All Other
Name and		Salary	Bonus	Awards	Awards	sation	Earnings	Compensation	Total
principal position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Yiyou Ran, CEO (1)	2010	220,558	0	0	0	0	0	0	220,558
	2009	137,507	0	0	0	0	0	0	137,507

Michael Wang, CFO (2)	2010	9,000	0	0	0	0	0	0	9,000
	2009	0	0	0	0	0	0	0	0

Jianquan Chen, General Manager (3)	2010	148,200	0	0	0	0	0	0	148,200
	2009	106,950	0	0	0	0	0	0	106,950

(1)
Mr. Ran received his compensation for the fiscal year ended March 31, 2010 from Foguang, which was paid in RMB. For reporting purposes, the amount has been converted to U.S. dollars at the conversion rate of RMB 6.82 to one U.S. dollar.

(2)
Mr. Wang received his compensation for the fiscal year ended March 31, 2010 from the Company, which was paid in U.S. dollar, paid by Foguang to the Company. Mr. Wang was appointed as CFO on February 12, 2010.

(3)
Mr. Chen received his compensation for the fiscal year ended March 31, 2010 from Foguang, which was paid in RMB. For reporting purposes, the amount has been converted to U.S. dollars at the conversion rate of RMB 6.82 to one U.S. dollar.

None of our executive officers received, nor do we have any arrangements to pay out, any bonus, stock awards, option awards, non-equity incentive plan compensation, or non-qualified deferred compensation.

Employment Agreements

We have no employment agreements with any of our executive officers as of March 31, 2010.

Director Compensation

For the year ended March 31, 2010, none of the members of our board of directors received compensation for his or her service as a director. The following directors have executed a director offer and acceptance letter with the Company: Tim Hudson, Ray Hsu, S. Michael Rudolph, and Lihua Zhang. The term of the agreement is for one (1) year and shall continue until his or her successor is duly elected and qualified. The position shall be up for re-election each year at the annual stockholder’s meeting and upon re-election, the terms and provisions of the agreement shall remain in full force and effect. The annual compensation for each of the directors is 12,500 shares of the Company’s restricted common stock. Effective April 1, 2010, Tim Hudson, Michael Rudolph and Lihua Zhang have each executed and delivered a director offer and acceptance letter with the Company. Effective May 1, 2010, Ray Hsu has executed and delivered a director offer and acceptance letter with the Company on May 1, 2010. Under the terms of the agreements, Dr. Hudson, Mr. Rudolph, Mr. Zhang and Mr. Hsu shall be entitled to the annual compensation of 12,500 shares of the Company’s common stock.

Potential Payments Upon Termination or Change-in-Control

SEC regulations state that we must disclose information regarding agreements, plans or arrangements that provide for payments or benefits to our executive officers in connection with any termination of employment or change in control of the company. We currently have no employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer’s responsibilities following a change-in-control. As a result, we have omitted this table.

Pension Benefits

We do not sponsor any qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not maintain any non-qualified defined contribution or deferred compensation plans.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name. Unless otherwise indicated, the address of each beneficial owner listed below is 239 Jianxin Road, Jiangbei District, Chongqing, PRC 400000. The percentage of class beneficially owned set forth below is based on 12,672,262 shares of common stock outstanding on December 8, 2010.

	Number of
	Shares		Percentage of
	beneficially		class beneficially
Named executive officers and directors:	owned		owned
Yiyou Ran (1)	7,150,000	(1)	56.4%
Michael Wang (2)	30,000		*	%
Jianquan Chen (1)	7,150,000	(1)	56.4%
Tim Hudson (3)	102,500		*	%
Michael Rudolph (4)	12,500		*	%
Lihua Zhang (5)	12,500		*	%
Ray Hsu (6)	12,500		*	%

All directors and executive officers as a group (7 persons)	7,320,000	(1)	57.8%

5% Shareholders:
Holy Golden Industry Limited (1)	7,150,000	(1)	56.4%

*	Less than 1%.

(1)
The address of Holy Golden Industry Limited (“Holy Golden”) is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY 1-1112, Cayman Islands. The shareholders of Holy Goldenare Yiyou Ran (24.00%), Jianquan Chen (27.9%), Chaoyang Fu (16.74%), Yang Chen (24.36%) and Mingsheng Liu (7.00%), with Yiyou Ran, Jianquan Chen and Yang Chen also as its directors. As such they are deemed to have or share investment control over Holy Golden’s portfolio. The number of shares of common stock reported herein as beneficially owned by Mr. Ran and Mr. Chen are held by Holy Golden, which they in turn own indirectly through their respective ownership of Holy Golden.

(2)	Mr. Wang’s address is: 2500 Citywest Boulevard, Suite 304, Houston, Texas 77402.

(3)	Dr. Hudson’s address is: 3007 North Ben Wilson, Victoria, Texas 77901.

(4)	Mr. Rudolph’s address is: 1435 Alvarado Ave., Burlingame, California 94010.

(5)	Mr. Zhang’s address is: No. 4, Row 1, Wenquan Garden, Wuyi, Zhejiang Province, P.R.C 321200.

(6)	Mr. Hsu’s address is: 10304 Tularosa Pass, Austin, Texas 78726

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Share Exchange Agreement

On February 12, 2010 (“Closing” or the “Closing Date”), we executed the Exchange Agreement with Gold Industry and the Cayman Shareholder. Gold Industry owns 100% of Gold Holy, which in turn owns 100% of Ran Ji, a WFOE under the laws of the PRC. On the Closing Date of the Exchange Agreement, we issued 8,800,000 shares of our common stock to the Cayman Shareholder in exchange for 100% of the issued and outstanding common stock of Gold Industry. Immediately after the Closing, we had a total of 11,000,000 shares of Common Stock outstanding, with the Cayman Shareholder owning approximately 80% of our total issued and outstanding common shares.

Our Officers and Directors’ Relationship with Us, Our Subsidiaries and VIE

As described in “Business — Our History and Corporate Structure” above, we control Foguang through contractual arrangements between Foguang and Ran Ji. These contracts include a consulting services agreement, operating agreement, equity pledge agreement, option agreement, and proxy agreement. As described below, some of our officers and directors are also management members of Gold Industry, Gold Holy, Ran Ji and Foguang:

Mr. Yiyou Ran, our Chairman and Chief Executive Officer, is also a director of Gold Industry, Gold Holy, Ran Ji and Foguang. He is also a shareholder and director of Holy Golden Industry Limited, which owned approximately 56.4% of our common stock issued and outstanding as of July 9, 2010.

Mr. Jianquan Chen, a member of our board of directors, is also a director of Gold Industry, Gold Holy, Ran Ji and Foguang. He is also a shareholder and director of Holy Golden Industry Limited, which owned approximately 56.4% of our common stock issued and outstanding as of July 9, 2010.

Other Related Party Transactions

The Company had $1,437,120, $1,408,320 and $1,406,400 in prepayments to Chongqing Kun Yu Stone Co., Ltd. (“Kun Yu”), a related party, as of September 30, 2009, March 31, 2010 and 2009, respectively. The shareholders of Kun Yu and their respective interests in Kun Yu are: Mingsheng Liu (51%), Yongsheng Xie (30%) and Yang Chen (19%). Mr. Yang Chen and Mr. Mingsheng Liu also hold a 24.36% and 7% interest in Foguang, respectively.

DESCRIPTION OF SECURITIES

The following information describes our capital stock and provisions of our articles of incorporation and our bylaws, both in effect as of the date of this prospectus. This description is only a summary. The reader should also refer to our articles of incorporation and bylaws that have been incorporated by reference of filed with the SEC as exhibits.

General

Our authorized capital stock consists of 100,000,000 shares of common stock at a par value of $0.001 per share and 20,000,000 shares of preferred stock at a par value of $0.001 per share.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy. Holders of our common stock representing fifty percent (50%) of our capital stock issued, outstanding, and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our certificate of incorporation. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

The holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore. Upon liquidation, dissolution, or winding up, the holders of shares of our common stock will be entitled to receive pro rata all assets available for distribution to such holders after distribution of assets to the holders of Series A Preferred. In the event of any merger or consolidation with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities, or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).Holders of our common stock have no pre-emptive rights and no conversion rights, and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our board of directors, without further stockholder approval, may issue preferred stock in one or more classes or series as the board may determine from time to time. Each such class or series shall be distinctly designated. All shares of any one class or series of the preferred stock shall be alike in every particular, except that there may be different dates from which dividends thereon, if any, shall be cumulative, if made cumulative. The voting powers, designations, preferences, limitations, restrictions and relative rights thereof, if any, may differ from those of any and all other series outstanding at any time. Our board of directors has express authority to fix (by resolutions adopted prior to the issuance of any shares of each particular class or series of preferred stock) the number of shares, voting powers, designations, preferences, limitations, restrictions and relative rights of each such class or series. The rights granted to the holders of any series of preferred stock could adversely affect the voting power of the holders of common stock and issuance of preferred stock may delay, defer or prevent a change in our control.

Common Stock Purchase Warrants

The Warrants entitle each Purchaser to purchase up to 50% of the number of shares of Common Stock acquired by such Purchaser at the Initial Closing, and expire on the fourth anniversary of their issuance date (the “Termination Date”). The Warrants may be exercised on a “cashless” basis if, at any time after the first anniversary of their issuance date, there is no registration statement in effect registering the resale of the shares of Common Stock underlying the Warrants, provided that all Warrants outstanding on Termination Date shall be exercised on a cashless basis.

The exercise price of the Warrants is $4.10 per share, subject to certain adjustments:

•
If the Registrant issue rights to all holders of Common Stock (but not to holders of the Warrants) to purchase shares of Common Stock at a price per share less than the VWAP at the record date for determination of stockholders entitled to receive such rights, the exercise price shall be adjusted by multiplying a fraction, of which the denominator shall be the number of Common Stock outstanding on the issuance date of such rights plus the number of Common Stock issuable under such rights, and of which the numerator shall be the number of Common Stock outstanding on the issuance date of such rights plus the number of Common Stock issuable under such rights at the VWAP;

•
If the Registrant distribute evidence of its indebtedness or assets or rights to purchase any security other than the Common Stock to all holders of Common Stock (but not to holders of the Warrants), the exercise price shall be adjusted by multiplying a fraction, of which the denominator shall be the VWAP on the record date for determination of stockholders entitled to receive such distribution, and of which the numerator shall be such VWAP minus the then per share fair market value at such record date of the portion of such evidence of indebtedness or assets so distributed to one outstanding share of Common Stock as determined in good faith by the Registrant’s board of directors;

•	The exercise price is subject to proportional adjustment for stock splits, stock dividends, recapitalizations and the like; and

•	For purposes of the Warrants, VWAP is defined as the volume weighted average price of the Common Stock on the date a price determination is required.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY
AND RELATED SHAREHOLDER MATTERS

Market Information

The Company’s shares are currently listed on Over-The-Counter Bulletin Board, or OTCBB, under the symbol “CGPI.OB.”

Market Price of Common Stock

The following table sets forth for the periods indicated the high and low prices per share traded for our common stock as reported on the OTCBB.

	High		Low
Quarter ended September 30, 2010		$4.25		$2.95
Quarter ended June 30, 2010		6.60		2.80

Quarter ended March 31, 2010	$		$
Quarter ended December 31, 2009
Quarter ended September 30, 2009
Quarter ended June 30, 2009

Quarter ended March 31, 2009	$		$

As of December 8, 2010, we had 12,672,262 shares of common stock issued and outstanding. Additionally, there were warrants to purchase up to 701,126 shares of common stock outstanding as of such date. Assuming the full exercise of these warrants as of such date, we would have had approximately 13,373,388 shares of common stock outstanding.

Holders

As of December 8, 2010, there were approximately 42 shareholders of record of our common stock (not including beneficial owners who hold shares at broker/dealers in “street name”). Our transfer agent is Continental Stock Transfer & Trust Company. The transfer agent’s address is 17 Battery Place, 8th Floor, New York, New York 10004 and its phone number is (212) 845-3299.

Dividends

We have never paid cash dividends on our common stock. We intend to keep future earnings, if any, to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Our future payment of dividends will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors that our board of directors may deem relevant. Our retained earnings deficit currently limits our ability to pay dividends.

Recent Sales of Unregistered Securities

The following is a summary of our transactions during the last three years involving sales of our securities that were not registered under the Securities Act of 1933, as amended (the “Act”):

On March 1, 2009, we entered into an agreement with a consultant to provide investor relations related consulting services for the Company. Under the terms of the agreement, compensation to the consultant includes an issuance of 60,000 shares of our common stock, which shares were issued to the consultant on April 2, 2010. The issuance of these securities was exempt under Section 4(2) under the Act, as it was a transaction by the Company not involving any public offering.

On February 10, 2010, we entered into an agreement with a consultant to provide public relations related consulting services for the Company. Under the terms of the agreement, compensation to the consultant was an issuance of 250,000 shares of our common stock, which shares were issued to the consultant on April 2, 2010. The issuance of these securities was exempt under Section 4(2) under the Act, as it was a transaction by the Company not involving any public offering.

On February 23, 2010, we sold and issued to 24 investors 1,402,262 shares of Common Stock (the “Shares”) and Warrants to purchase 701,126 shares of Common Stock. The Shares and Warrants were issued to accredited investors in a private placement transaction exempt from registration under the Act, pursuant to Rule 506 of Regulation D promulgated thereunder. Neither the Shares nor the Warrants have been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or an applicable exemption from registration requirements. We also issued warrants to purchase up to 70,113 shares of Common Stock to our placement agent for this transaction and its assignees.

   On February 12, 2010, we issued 8,800,000 shares of our common stock to the Cayman Shareholder in exchange for 100% of the capital stock of Gold Industry. The issuance of the common stock to the Cayman Shareholder was exempt from registration pursuant to Regulation S under the Act. We made this determination based on the representations of the Cayman Shareholder, which included, in pertinent part, that such shareholder was not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Act, and that such shareholder was acquiring the common stock for investment purposes for its own account and not as nominee or agent, and not with a view to the resale or distribution thereof, and that such shareholder understood that the shares of common stock may not be sold or otherwise disposed of without registration under the Act or an applicable exemption therefrom.

In February 2009, we issued 375,000 shares of common stock to an individual at $0.02 per share. The shares were issued under an exemption from registration of Section 4(2) of the Act.

Equity Compensation Plan Information

The Company did not have any equity compensation plans as of March 31, 2010 and 2009.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

As reported in a Current Report on Form 8-K filed with the SEC on April 8, 2010, we changed our independent accountants from Webb & Company, P.A. to PMB Helin Donovan, LLP effective April 5, 2010.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Delaware Law

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Pursuant to the provisions of Section 145, a corporation may indemnify its directors, officers, employees, and agents as follows:

 “(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Charter Provisions and Other Arrangements of the Registrant

We currently have not adopted any indemnification provisions in our certificate of incorporation or bylaws for our officers and directors.

EXPERTS

The consolidated financial statements of Gold Industry Limited and its subsidiaries as of March 31, 2010 and 2009 appearing in this prospectus and registration statement have been audited by PMB Helin Donovan, LLP, an independent registered public accounting firm, as set forth in their report appearing herein, and are included in reliance upon such reports given on the authority of such firm as experts in auditing and accounting.

LEGAL MATTERS

Richardson & Patel LLP has passed upon the validity of the shares of common stock to be sold in this offering.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, together with any amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock that we are offering in this prospectus.

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Our Securities and Exchange Commission filings are available to the public over the Internet at the Securities and Exchange Commission’s website at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Access to those electronic filings is available as soon as practicable after filing with the Securities and Exchange Commission. You may also request a copy of those filings, excluding exhibits, from us at no cost. Any such request should be addressed to us at: 239 Jianxin Road, Jiangbei District, Chongqing, PRC 400000.

CHINA REDSTONE GROUP, INC.
Consolidated Financial Statements
TABLE OF CONTENTS

CHINA REDSTONE GROUP, INC
CONSOLIDATED BALANCE SHEETS

	September 30, 2010	March 31, 2010
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,005,280	$9,367,276
Inventory	13,209,870	11,194,905
Construction in progress - cemetery property	11,832,041	-
Other current assets	-	2,430
TOTAL CURRENT ASSETS	33,047,191	20,564,611

PROPERTY AND EQUIPMENT, NET	7,171,687	7,241,174

OTHER NON-CURRENT ASSETS
Costs incurred for real estate projects in progress	8,682,600	10,122,300
Related party receivable	1,437,120	1,408,320
Prepaid lease expense	784,232	787,412
Intangible assets , net	11,758,545	11,787,903
TOTAL OTHER NON-CURRENT ASSETS	22,662,497	24,105,935

TOTAL ASSETS	$62,881,375	$51,911,720

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$110,070	$113,197
Welfare payable	99,049	97,064
Taxes payable	1,655,381	1,441,490
Other accrued payables	68,370	76,507
Current portion of deferred revenue	436,431	425,000
Accrued inventory purchases	-	443,036
Short-term notes payable	2,076,339	2,474,829
Warrant derivative liability	701,827	1,366,326
TOTAL CURRENT LIABILITIES	5,147,467	6,437,449

LONG-TERM LIABILITIES
Long-term other payables	589,349	-
Deferred revenue	9,587,343	9,625,403
TOTAL LONG-TERM LIABILITIES	10,176,692	9,625,403

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY
Preferred stock, 20,000,000 shares authorized, $0.001 par value; no shares issued and outstanding	-	-
Common stock, 100,000,000 shares authorized, $0.001 par value; 12,672,262 and 12,402,262 shares issued and outstanding, respectively	12,673	12,402
Additional-paid-in capital	16,826,897	15,488,593
Retained earnings	27,680,674	18,161,863
Accumulated other comprehensive income	3,036,972	2,186,010
TOTAL STOCKHOLDERS' EQUITY	47,557,216	35,848,868

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$62,881,375	$51,911,720

The accompanying notes are an integral part of these consolidated financial statements.

CHINA REDSTONE GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the three months ended September 30, 2010	For the three monts ended September 30, 2009	For the six months ended September 30, 2010	For the six months ended September 30, 2009
REVENUE	$11,581,873	$6,746,388	$23,676,460	$15,063,916

COST OF GOODS SOLD	4,487,805	2,870,697	9,261,263	6,770,583

GROSS PROFIT	7,094,068	3,875,691	14,415,197	8,293,333

OPERATING EXPENSES
Selling expenses	66,274	36,421	135,199	81,341
General & administrative expenses	656,454	379,350	2,438,252	672,643
TOTAL OPERATING EXPENSES	722,728	415,771	2,573,451	753,984

INCOME FROM OPERATIONS	6,371,340	3,459,920	11,841,746	7,539,349

OTHER INCOME (EXPENSES)
Other income	223,043	81,431	340,887	184,712
Gain on change in fair value of warrants classified as derivatives	(269,933)	-	664,499	-
Interest expenses	(50,419)	(59,400)	(106,675)	(118,800)
Interest income	23,044	2,495	38,812	4,924
Rental income, net	59,483	65,433	120,789	130,866
Non-operating expenses	-	-	(2,612)	-
TOTAL OTHER INCOME (EXPENSES)	(14,782)	89,959	1,055,700	201,702

INCOME BEFORE INCOME TAXES	6,356,558	3,549,879	12,897,446	7,741,051

INCOME TAXES	(1,634,562)	(815,721)	(3,378,635)	(1,853,291)

NET INCOME	$4,721,996	$2,734,158	$9,518,811	$5,887,760

OTHER COMPREHENSIVE INCOME
Foreign currency translation	694,332	31,327	850,962	50,280
COMPREHENSIVE INCOME	$5,416,328	$2,765,485	$10,369,773	$5,938,040

EARNINGS PER SHARE:
EARNINGS PER SHARE - BASIC	$0.37	$0.31	$0.75	$0.67
EARNINGS PER SHARE - DILUTED	$0.37	$0.31	$0.75	$0.67
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC	12,672,262	8,800,000	12,663,929	8,800,000
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED	12,672,262	8,800,000	12,663,929	8,800,000

The accompanying notes are an integral part of these consolidated financial statements.

CHINA REDSTONE GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended September 30, 2010	For the six months ended September 30, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$9,518,811	$5,887,760

Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	178,720	161,465
Gain on change in fair value of warrants classified as derivatives	(664,499)	-
Stock issued for consulting services	1,220,450	-
Stock issued for board of director fees	118,126	-
Changes in assets and liabilities:		-
Accounts receivable	-	61,468
Inventory	189,219	(2,334,934)
Prepaid lease expense	2,662	-
Other currents assets	-	30
Prepayments to related party supplies	-	(4,841,130)
Accounts payable	(29,940)	29,609
Taxes payable	184,412	(29,062)
Other accrued payables	(9,702)	3,433
Accrued inventory purchases	(452,097)	-
Deferred revenue	(232,158)	-
Net cash provided by (used in) operating activities	10,613,353	(1,061,361)

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction in progress - cemetery property	(11,832,041)	-
Net cash used in investing activities	(11,832,041)	-

CASH FLOWS FROM FINANCING ACTIVITY:
Long-term other payables	589,349	-
Payment on note payable	(449,100)	-
Net cash provided by financing activities	140,249	-

Net decrease in cash and cash equivalents	(1,667,788)	(1,061,361)

Effects of foreign exchange	305,792	1,902

Cash and cash equivalents, beginning of period	9,367,276	1,392,961

Cash and cash equivalents, end of period	$8,005,280	$333,502

SUPPLIMENTAL INFORMATION
Interest paid	$109,052	$59,552
Taxes paid	$3,463,456	$1,034,519

The accompanying notes are an integral part of these consolidated financial statements.

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

NOTE 1 - BASIS OF PRESENTATION

China Redstone Group, Inc. (the “Company”) was incorporated in Delaware on July 10, 2007, originally under the name “Artistry Publications, Inc.” for the purpose of entering the photography industry and establishing a large scale photography publishing business focused on American History. The Company’s plan was to develop a successful photo journal publishing company by depicting history and producing excellent affordable artwork in practical items to entertain and educate.

On February 12, 2010, the Company entered into a share exchange agreement (the “Exchange Agreement”) with Gold Industry Limited, a Cayman Island company (“Gold Industry”), and the holders of 100% of Gold Industry’s issued and outstanding capital stock (the “Cayman Shareholder”), pursuant to which the Company agreed to issue an aggregate of 8,800,000 shares of its common stock, par value $0.001 per share (the “Common Stock”) to the Cayman Shareholder in exchange for all of the issued and outstanding capital stock of Gold Industry (the “Share Exchange”). On February 12, 2010, the Share Exchange closed and Gold Industry became the Company’s wholly-owned subsidiary. On April 6, 2010, in connection with the Share Exchange, the Company changed its name to “China Redstone Group, Inc.” to better reflect its business operations.

All of the Company’s business operations are carried out by Chongqing Foguang Tourism Development (Group) Co., Ltd. (“Foguang”), which the Company controls through contractual arrangements between Foguang and Chongqing Ran Ji Industrial Co., Ltd. (“Ran Ji”), a company wholly-owned by Gold Holy Industry Limited (“Gold Holy”), a company wholly-owned by Gold Industry. Further, Mr. Yiyou Ran, the Company’s chairman and chief executive officer, and Mr. Jianquan Chen, a Company director, are directors of Gold Industry, Gold Holy, Ran Ji and Foguang. Messrs. Ran and Chen are also shareholders and directors of Holy Golden Industry Limited, a British Virgins Island company which currently owns approximately 56% of the Company’s issued and outstanding common stock. Through these contractual arrangements, the Company has the ability to substantially influence Foguang’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable the Company to control Foguang, the Company is considered the primary beneficiary of Foguang. Accordingly, the Company consolidates Foguang’s results, assets and liabilities in its financial statements.

Specifically, on December 15, 2009, Ran Ji entered into following exclusive agreements with Foguang and its owners (collectively the “Contractual Arrangements”):

(1) Consulting Services Agreement, through which Ran Ji has the right to advise, consult, manage and operate Foguang, and collect and own all of its net profits;

(2) Operating Agreement, through which Ran Ji has the right to recommend director candidates and appoint the senior executives of Foguang, approve any transactions that may materially affect the assets, liabilities, rights or operations of Foguang, and guarantee the contractual performance by Foguang of any agreements with third parties, in exchange for a pledge by Foguang of its accounts receivable and assets;

(3) Proxy Agreement, under which the owners of Foguang have vested their collective voting control over Foguang to Ran Ji and will only transfer their respective equity interests in Foguang to Ran Ji or its designee(s);

(4) Option Agreement, under which the owners of Foguang have granted Ran Ji the irrevocable right and option to acquire all of their equity interests in Foguang; and

(5) Equity Pledge Agreement, under which the owners of Foguang have pledged all of their rights, titles and interests in Foguang to Ran Ji to guarantee the performance of their obligations under the Consulting Services Agreement.

Other than the interests in the Contractual Arrangements, neither the Company, Gold Industry, Gold Holy nor Ranji owns any equity interests in Foguang. As a result of these Contractual Arrangements, which obligates Ran Ji to absorb a majority of the risk of loss from Foguang’s activities and enable Ran Ji to receive a majority of its expected residual returns, the Company believes that Foguang is a Variable Interest Entity (“VIE”), because the owners of Foguang do not have the characteristics of a controlling financial interest and the Company should be considered the primary beneficiary of Foguang. Accordingly, the Company consolidates Foguang’s results, assets and liabilities in the accompanying consolidated financial statements.

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

However, Chinese laws and regulations concerning the validity of the Contractual Arrangements is uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the Chinese government involves substantial uncertainty. Additionally, the Contractual Arrangements may not be as effective in providing control over Foguang as direct ownership, which the Company is restricted from under current Chinese law. Due to such uncertainty, the Company may take such additional steps in the future as may be permitted by the then applicable laws and regulations in China to further strengthen our control over or toward actual ownership of Foguang or its assets or business operations, which could include direct ownership of selected assets without jeopardizing any favorable government policies toward domestic owned enterprises. Because the Company relies on Foguang for its revenue, any termination of or disruption to the Contractual Arrangements would detrimentally affect the Company’s business and financial condition.

Gold Industry was incorporated on September 11, 2009, under the laws of the Cayman Islands. Gold Holy was incorporated on September 29, 2009, under the laws of Hong Kong Special Administrative Region. Ran Ji was established under the laws of the People’s Republic of China (“China” or the “PRC”) on December 15, 2009, as a wholly foreign owned enterprise (“WFOE”), with registered capital of $25,000,000 USD, of which the first $3,000,000 USD has been contributed and the balance due within two years. Foguang is a PRC limited liability company established on October 10, 2002 with registered capital of 100,000,000 Renminbi. Foguang is engaged in selling death care products, and holds the licenses and approvals necessary to operate its business in China.

All of the Company’s business operations are carried out by Foguang in the PRC. The Company’s fiscal year-end is March 31st.

NOTE 2 – ORGANIZATION AND DESCRIPTION OF BUSINESS

The interim unaudited consolidated financial statements include herein, presented in accordance with US GAAP principles and stated in US Dollars have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. Certain information and footnote disclosers normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these consolidated interim financial statements be read in conjunction with the consolidated financial statements of the Company for the period ended March 31, 2010 and notes thereto included in the Company’s Form 10-K. The Company follows the same accounting policies in the preparation of consolidated interim reports. Results of operations for the interim periods are not indicative of annual results.

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company’s functional currency is the Chinese Renminbi (“RMB”); however, the accompanying consolidated financial statements have been re-measured, translated and presented in United States Dollars ($).

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollars. The functional currency of the Company’s Chinese subsidiaries is the Renminbi, the official currency of the People’s Republic of China, (“RMB”). Capital accounts of the consolidated financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred. Assets and liabilities are translated at the exchange rates as of the balance sheet date. Income and expenditures are translated at the average exchange rates for the three month period ended September 30, 2010 and 2009. A summary of the conversion rates for the periods presented is as follows:

	September 30,
	2010	2009
Quarter end RMB: U.S. dollar exchange rate	6.6800	6.8248
Average year-to-date RMB: U.S. dollar exchange rate	6.7879	6.8345

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through PRC authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates applied in the translation.

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the understanding of the Company’s consolidated financial statements. The consolidated financial statements and notes are presentations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to the accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

Reverse Acquisition

On February 12, 2010, Artistry Publications, Inc. entered into a share exchange agreement (“Share Exchange Agreement”) under which it issued 8,800,000 shares of its Common Stock, par value $0.001, to the shareholders of Gold Industry Ltd. a Cayman Island company, in exchange for all the issued and outstanding shares of Gold Industry Limited (the “Share Exchange”). As a result of the Share Exchange, Gold Industry Ltd. has become a wholly-owned legal subsidiary of Artistry Publications, Inc., and Gold Industry Ltd. shareholders acquired a majority of Artistry Publications, Inc.’s issued and outstanding stock. Concurrent with the Share Exchange, Mr. Yiyou Ran (the managing director of Gold Industry Ltd., and all of its operating subsidiaries, “Mr. Ran”) has been appointed the Chief Executive Officer of the Company.

As a result, the Share Exchange has been accounted for as a reverse acquisition using the purchase method of accounting, whereby Gold Industry, Ltd. is deemed to be the accounting acquirer (legal acquiree) and Artistry Publications, Inc. to be the accounting acquiree (legal acquirer). The financial statements before the date of Share Exchange are those of Gold Industry, Ltd., with the results of Artistry Publications, Inc. being consolidated from the date of Share Exchange. The equity section and earnings per share have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded.

The Reporting Entities

The Company’s consolidated financial statements reflect the activities of the Company and the following subsidiaries and VIE:

Subsidiaries/VIE	Incorporated in	Percentage of Ownership
Gold Industry Limited	Cayman Islands	100.00%
Gold Holy Industry Limited	Hong Kong	100.00%
Chongqing Ran Ji Industry Co, Limited	PRC	100.00%
Foguang	PRC	VIE by Contractual Arrangements

Recent Accounting Pronouncements

In the first quarter of fiscal 2011, we adopted the following accounting standards, none of which had a material impact on our financial position, results of operations or cash flows:

•
The amendments to the recognition and measurement guidance for the transfers of financial assets. The amendments in this update are the result of formerly, FASB Statement No. 166, Accounting for Transfers of Financial Assets.

•
The amendment to the guidelines for determining the primary beneficiary in a variable interest entity and for improvements to financial reporting by enterprises involved with variable interest entities.

•	The accounting standard improving disclosures about recurring and nonrecurring fair value measurements.

•	The amendment to the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a subsidiary.

Accounting Standards Issued But Not Yet Adopted

In July 2010, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This Update is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010 or our second quarter of fiscal 2011. We are currently evaluating the impact this update will have on our consolidated financial statements.

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

Other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the SEC did not or are not believed by management to have a material impact on the Company's consolidated financial statements.

Consolidation of Variable Interest Entities

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. Each VIE with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has concluded that Foguang is a VIE and that the Company’s indirect wholly owned subsidiary, Ran Ji, absorbs a majority of the risk of loss from the activities of Foguang, and enable the Company to receive a majority of Foguang’s expected residual returns. Accordingly, the Company accounts for Foguang as a VIE.

Because the Company and Foguang are under common control, the initial measurement of the assets and liabilities of Foguang for the purpose of consolidation by the Company is at book value. Neither the Company nor any of its subsidiaries has had any other business activities except for entering into the Contractual Arrangements with Foguang and its shareholders. For the purpose of presenting the financial statements on a consistent basis, the consolidated financial statements are prepared as if the Company had been in existence since April 1, 2007 and throughout each of the two year periods ended March 31, 2010 and period ended September 30, 2010.

The consolidated financial statements include the financial statements for the Company, its subsidiaries and the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates reflected in the Company’s consolidated financial statements include the fair value of financial instruments, the useful lives of and impairment for property and equipment, estimates of intangible assets, and accruals for taxes due. Actual results could differ from those estimates.

Fair value measurements and financial instruments

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level one — Quoted market prices in active markets for identical assets or liabilities;

•	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

•	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

Assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Fair value measurement using inputs			Carrying amounts
Financial instruments	Level 1	Level 2	Level 3	September 30, 2010	March 31, 2010
Liabilities:
Derivative instruments − Warrants	$—	$701,827	$—	$701,827	$1,366,326
Total	$—	$701,827	$—	$701,827	$1,366,326

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

Derivative Instruments – Warrants

The Company issued 701,126 warrants in connection with the February 2010 Private Placement of 1,402,262 shares of common stock, during the year ended March 31, 2010. 70,113 warrants were issued to the placement agent. The strike price of these warrants is $4.10 per share. These warrants were not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign operation.

These warrants were issued with a down-round provision whereby the exercise price would be adjusted downward in the event that, during additional shares of the Company’s common stock or securities exercisable, convertible or exchangeable for the Company’s common stock were issued at a price less than the exercise price. Therefore, according to the guidance provided in FASB ASC 815-40-15-5 through 815-40-15-8, which was adopted by the Company on April 1, 2009, the Company accounted for these warrants as derivative liabilities. All changes in the fair value of these warrants were recognized in statement of income until they are exercised or expire or otherwise extinguished. As of September 30, 2010, the Company recorded a gain of $664,499 for the re-measurement of the derivative liability.

The Company estimates the fair value of the warrants using the Black-Scholes option pricing model using the following assumptions:

	Warrants	Underwriter Warrants
	September 30, 2010	September 30, 2010
Market price and estimated fair value of common stock:	$3.44	$2.80
Exercise price:	$4.10	4.10
Expected term (years):	3.39	3.39
Dividend yield:	–	–
Expected volatility:	41%	41%
Risk-free interest rate:	1.68%	1.68%

The risk-free rate of return reflects the interest rate for United States Treasury Note with similar time-to-maturity to that of the warrants.

Financial Instruments, The carrying values of the Company’s financial instruments, including cash and cash equivalents, trade receivables, other receivables, prepayments and deposits, trade payables, accruals and other payables, and short-term notes payable approximate their fair values due to the short-term maturity of such instruments.

It is management’s opinion that the Company is not exposed to significant interest, price or credit risks arising from these financial instruments. In respect of foreign currency risk, the Company is not exposed to this risk as majority of its trading transactions are denominated in its functional currency.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivables. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company periodically reviews its trade receivables in determining its allowance for doubtful accounts. The Company maintains certain amounts of its cash at state-owned banks in the PRC and has some cash on hand. The total cash balances maintained in accounts at these state-owned banks are not insured. The Company has not experienced any losses on such accounts.

The company maintains additional cash in a US Bank which, at times, may exceed federally insured limits. The amount in excess of the federally insured limits was $560,514 and $2,703,253 at September 30, 2010 and March 31, 2010, respectively.

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

Country Risk

As the Company's principal operations are conducted in the PRC, the Company is subject to special considerations and significant risks not typically associated with companies in the United States. These risks include, among others, risks associated with the political, economic and legal environments and foreign currency exchange limitations encountered in the PRC. The Company's results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Company's transactions undertaken in the PRC are denominated in RMB, which must be converted into other currencies before remittance out of the PRC may be considered. Both the conversion of RMB into foreign currencies and the remittance of foreign currencies abroad require the approval of the PRC government.

Inventory

Inventory is stated at the lower of cost or fair value, as determined in accordance with U.S. generally accepted accounting principles (“GAAP”), specifically ASC 360-10. In addition to direct land acquisition, land development and plot development costs, when applicable costs also include interest, any real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during periods beginning with the commencement of development and ending with the completion of construction. If any cemetery sections are temporarily closed, no additional interest is allocated to that specific area plot inventory until it re-opens, and other carrying costs are expensed as incurred. Once a parcel of land has been approved for development and we open the plots for sale, it can typically take several more years to fully develop, sell and deliver all the plots. Longer or shorter time periods are possible depending on the number of plot sites in a section and the sales and delivery pace of the plots. Our cemetery may take up to ten years or more to complete. Because our inventory is considered a long-lived asset under GAAP, we are required to regularly review the carrying value of each of our plots and write down the value of those plots for which we believe the values are not recoverable.

 When the profitability of an area of plots deteriorates, the sales pace declines significantly or some other factor indicates a possible impairment in the recoverability of the asset, the asset is reviewed for impairment by comparing the estimated future undiscounted cash flow for the plot to its carrying value. If the estimated future undiscounted cash flow is less than the designated area plots’ carrying value, the carrying value is written down to its estimated fair value. Estimated fair value is primarily determined by discounting the estimated future cash flow. The impairment is charged to cost of revenues in the period in which the impairment is determined. In estimating the future undiscounted cash flow of an area of plots, we use various estimates such as: (a) the expected sales pace in a community, based upon general economic conditions that will have a short-term or long-term impact on the market in which the community is located and on competition within the market, including the number of plot sites available and pricing and incentives being offered by us or by other cemeteries; (b) the expected sales prices and sales incentives to be offered on the plots; (c) costs expended to date and expected to be incurred in the future, including, but not limited to, land and land development costs, plot construction costs, interest costs and overhead costs;  and (d) alternative uses for the property.

Construction in progress – cemetery property

Construction in progress – cemetery property includes the costs of materials, labor and overhead costs associated with constructing walls, roads and other infrastructure costs in the Company’s cemetery.  Upon completion of the project, the capitalized construction in progress costs will be allocated  and reclassified to  inventory.

Contributed property

The Company received land use rights from the PRC government for no consideration paid. The Company recorded the fair value of the land use rights as an intangible asset and deferred revenue as determined by management with the advice of PRC legal counsel and third party consultants.

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

Article 12 of the PRC’s Regulations on the Land Use Right sets forth the maximum term of land use rights for different uses as follows: (1) 70 years for residential use; (2) 50 years for industrial use; (3) 50 years for educational, technological, cultural, health, and sport site use; (4) 40 years for commercial, tourist and recreational use; (5) 50 years for comprehensive or other use; and (6) 20 years for gas station use. Article 11 of the PRC’s Regulations on Funeral Administration stipulates that the term of the use of cemetery land or grave yard shall be determined by each provincial government. Article 21 of the Chongqing Funeral Rules states that the land use rights for graves shall be no more than 20 years, subject to renewal. Foguang’s land use rights consist of two parts: one piece of allocated land and contributed by the PRC government and one piece of land leased from local farmers which the Company acquired by paying approximately $835,000. The leased land is comprised of both farm land and residential land. The farm land is subject to a maximum term of 20 years and the Company has a priority to renew the lease when it expires. The residential land is under a lease term of 100 years.

Revenue and Cost Recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, it is probably that economic benefits will flow to the entity and specific criteria have been met for the Company’s revenue producing activities. Four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred with no future other than perfunctory performance obligations; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) is based on management's judgments regarding the fixed nature of the selling prices of the products and services delivered and the collectability of those amounts.

The Company recognizes revenue from the sale of cemetery plots when it is realized or realizable and earnings process is complete. In general, a potential customer will tour the Company’s facility and choose a particular spot or location of the cemetery plot that is ready and available for use.  A sales agreement is executed with Foguang for the exact location at a fixed price. The sales process ends when the consideration is paid in full, at which time, the Company provides the customer full access to the use of the plot.  The Company does not provide any other post-death type services, other than to develop and sell the cemetery plots, obtain executed agreements, full payment and deliver the keys to the plot embedded in a concrete box. The Company records revenue when the title or right to use the completed cemetery plot has passed to the customer in accordance with the terms of the fixed price sale agreement and consideration is exchanged.  The costs associated with revenue from sale of cemetery plots are the costs to convert the land into the actual burial plots.  Additionally, direct selling costs incurred in selling the cemetery plots are recorded in cost of goods sold.

The construction time of the Company plots is generally less than one year, although some plot areas may take more than one year to complete. Revenues and cost of revenues from these plot sales are recorded at the time each plot is delivered and title and possession are transferred to the buyer.

For standard plots, land, land development and related costs, incurred and estimated to be incurred in the future, are amortized to the cost of plots closed based upon the total number of plots to be constructed in each area. Any changes resulting from a change in the estimated number of plots to be constructed or in the estimated costs subsequent to the commencement of delivery of plots are allocated to the remaining undelivered plots in the area. Plot construction and related costs are charged to the cost of plots closed under the specific identification method. The estimated land, common area development and related costs of a cemetery area, including the cost of the surrounding grounds, net of their estimated residual value, are allocated to individual cemetery plot areas within the cemetery on a relative sales value basis. Any changes resulting from a change in the estimated number of plots to be constructed or in the estimated costs are allocated to the remaining plot sites in each of the area of overall cemetery.

Any changes resulting from a change in the estimated total costs or revenues of the project are allocated to the remaining units to be delivered.

Sales Incentives:  In order to promote sales of the Company’s plots, the Company grants cemetery plot buyers sales incentives from time-to-time. These incentives will vary by type of incentive and by amount on cemetery area-by-area and plot-by-plot basis. Incentives that impact the value of the plot or the sales price paid, such as special or additional options are generally reflected as a reduction in sales revenues. Incentives that we pay to an outside sales representative  are recorded as an additional cost of revenues. Incentives are recognized at the time the plot is delivered to the plot buyer and we receive the sales proceeds.

Advertising

Advertising is expensed as incurred. Advertising expenses were included in selling expenses.  Advertising expense amounted to $135,199 and $81,341 for the periods ended September 30, 2010 and 2009, respectively.

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

Foreign currency translation

As of September 30, 2010 and March 31, 2010, the accounts of the Company were maintained, and its consolidated financial statements were expressed, in the RMB. Such consolidated financial statements were translated into U.S. Dollars with the RMB as the functional currency. All assets and liabilities were translated at the exchange rate on the consolidated balance sheet dates, stockholders’ equity are translated at the historical rates and the statements of income items are translated at the weighted average exchange rate for the year. The resulting translation adjustments are reported under other comprehensive income.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Such amounts were not material during each of the periods ended September 30, 2010 and 2009.

Cash flow from the Company's operations included in the statement of cash flows is calculated based upon the functional currency using the average translation rate. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with arithmetical changes in the corresponding balances on the consolidated balance sheet. No presentation is made that the RMB amounts could have been, or could be, converted into U.S dollars at the rates used in translation.

Earnings per common share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted income per share is computed by dividing net income available to common shareholders (as adjusted for income and expenses arising from certain potentially dilutive securities) by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive common shares consist of common stock warrants (using the treasury stock method).

Comprehensive income

Comprehensive income or loss is defined as the change in equity during a period resulting from transactions and other events and circumstances from non-owner sources. The Company’s total comprehensive income or loss consists of net unrealized income or loss from foreign currency translation adjustments and net income. The Company has presented comprehensive income on the Consolidated Statements of Income and Comprehensive Income.

Reclassifications

Certain prior year items have been reclassified to conform to the current year presentation.  These reclassifications had no impact on the Company’s consolidation financial statements.

NOTE 4 – INVENTORY

Cemetery plots and other inventories, net of reserves, at September 30, 2010 and March 31, 2010, consists of the following:

	Six Months Ended 9/30/10	Year Ended 3/31/10
Basic plots	$1,001,841	981,764
Standard plots	7,152,878	6,842,800
Deluxe plots	1,943,349	1,929,406
Artist plots	3,108,230	1,437,490
Supplies	3,572	3,445
Total	$13,209,870	$11,194,905

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

NOTE 5 – WORK IN PROGRESS – CEMETERY PROPERTY

Work in progress – cemetery property at September 30, 2010 and March 31, 2010, consists of the following:

	Six Months Ended 9/30/10	Year Ended 3/31/10
Work in progress – cemetery property	$11,832,041	$-

During the second quarter of 2010, the Company’s management modified the strategy for the development and construction of cemetery plots.  Historically, the cemetery plots were developed in batches of approximately 500 plots, which were completed on a monthly basis.  The walls, roads, and other infrastructure were only built where necessary for the individual batch.  The Company is now developing approximately 7,000 cemetery plots simultaneously, along with the related infrastructure.

Details of the project are as follows:

•	The term of the contract is from May 20, 2010 to January 29, 2011 (250 days).

•	The estimated total cost is approximately $19.6M.

•	The Company is required to pay up to 80% of the project cost, as it is being developed on a monthly basis.

•	The Company will pay an additional 15% of the project cost when completed.

•	The Company will pay an additional 2% of the project funds until inspection of the project.

•
The Company will hold back 3% as a warranty fee for 2 years (no interest accrued) as a warranty, upon expiration of warranty period the balance of  $589,349 recorded as long-term other payables will be paid under the contract terms to the developer.

Upon final completion of the project, all costs associated with developing walls, roads, and other infrastructure will be moved into inventory.

NOTE 6 – PREPAID LEASE EXPENSE

Prepaid lease expense consists of the following as of:

	Six Months Ended 9/30/10	Year Ended 3/31/10
Prepaid Lease expenses	$784,232	$787,412

During 2009, the Company leased land use rights for an additional 377,634 square meters from a group of local farmers and villagers for a period of 20 years, subject to renewals, in exchange for a cash payment of approximately $840,000.  Pursuant to the agreement, the payment was made to the PRC government for the benefit of the local farmers and villagers.  The Company is also obligated to pay an annual fee of approximately $23,000 for the duration of the lease to the farmers. None of this land area was developed as of September 30, 2010. The Company has presented this amount as prepaid lease expense on the consolidated balance sheet. The villagers and farmers were originally located in Longqiao and Qianfo villages. The cash received by the PRC from the Company is expected to be redistributed to the local farmers and villagers by the Government as a payment for relocating them to ChangShou Jiang Nan. The Company also agreed to clear land for the building of these homes at the relocated site.

Payments made to the Government for the building of homes and relocation of farmers is the cost to the Company to lease the land use rights for the development and sale of the cemetery plots.  The Company capitalizes any direct and incremental costs associated with the development of the project and amortizes over the estimated future benefit period as cost of the plots. When the plots are sold, the related carrying costs are charged off to the statement of income.

The prepaid expenses are amortized over 20 years per the terms of the contract.

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

NOTE 7 – RELATED PARTY RECEIVABLE

Related party receivable consists of the following as of:

	Six Months Ended 9/30/10	Year Ended 3/31/10
Prepayments on contracts on behalf of related party	$1,437,120	$1,408,320

On January 28, 2008, Foguang entered into a long term manufacturing contract with Chongqing Kun Yu Stone Co., Ltd. (“Kun Yu”), a related party.. In April 2008, Foguang made an advance to Kun Yu in the amount of $1,437,120 to use as a down payment by Kun Yu to purchase headstones from an unrelated third-party vendor.  The headstones will be received and sold by Kun Yu.  Foguang may refer its customers to Kun Yu to purchase headstones but will not take possession of or sell these headstones.  Kun Yu will repay the advance down payment to Foguang and is responsible to pay the balance of the invoice to the vendor of the headstones. As of November 2010, the entire advance has been repaid by  Kun Yu to Foguang.

NOTE 8 - COSTS INCURRED WITH REAL ESTATE PROJECTS IN PROGRESS

Real estate projects in progress consists of the following as of:

	Six Months Ended 9/30/10	Year Ended 3/31/10
Costs incurred with real estate projects in progress	$8,682,600	$10,122,300

In February 2009, Foguang recorded a prepayment related to a contract in the amount of $4,101,970 (7% of the contract), for the construction of entertainment boats in connection with a project to develop a park near the Longqiao Lake as a way to attract tourism in the Changshou area near Guiyuan II. The scope of the project contemplated the construction of 10 to 20 entertainment boats, a welcome center, a large sailboat and nine docks.  On February 27, 2009, Foguang executed a contract with Chongqing Bo Gao Tourism Company (“Bo Gao”), an unrelated third party, to jointly develop such project. In September 2009, Foguang took over as the sole developer on this project.    As of September 30, 2010, the project has been temporarily halted by Foguang due to funds being used to focus on Foguang’s cemetery development projects. Foguang plans to resume the project at a later time. Foguang expects delivery of some of the boats by December 2010 and the remaining boats in fiscal year 2012.
As of September 30, 2010, the Company’s total prepayment for this project is $8,682,600.The total price of the contract is approximately $64,000,000. The Company plans to fund this project through its free cash flows as well as through financing transactions. Foguang is currently in discussions with banks to secure loans for the balance, as well as possibly raising more money through the private placement of the Company’s equity securities.

NOTE 9 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of:

	Six Months Ended 9/30/10	Year Ended 3/31/10
Buildings and structures	$8,216,808	$8,052,142
Machinery and equipment	876,086	858,529
Office equipment	6,397	6,269
Less: accumulated depreciation	(1,927,604)	(1,675,766)
Total Property and equipment	$7,171,687	$7,241,174

Depreciation expense for the six months ended September 30, 2010 and 2009 was $178,720 and $161,465, respectively.

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

NOTE 10 –INTANGIBLE ASSETS

Land use rights are stated at the estimated fair value on the contribution date less accumulated units of production costs and any impairment losses. The land use rights are expensed on ratable basis based on the number of plots developed over the life of the rights.

During 2005, the Company received land use rights for 339,444 square meters for a period of 20 years, subject to four 20-year renewals, which were contributed by the PRC government for no consideration. The Company recorded this transaction at fair value of approximately $13.6 million as determined by management after consultation with PRC counsel and consultants.  The land use rights include the Company’s cemetery site located in Changshou. Under PRC regulations, all land in the PRC is state-owned.   The Company’s management determined the fair market value of the land use rights based upon the actual square meters of useable land underlying the land use rights. The Company expects approximately 210,000 plots can be developed and sold from the 339,444 square meters of land.

Intangible assets consist of the following as of:

	Six Months Ended 9/30/10	Year Ended 3/31/10
Land use rights	$13,618,209	$13,345,299
Less: Accumulated units of production costs	1,859,664	1,557,396
Total	$11,758,545	$11,787,903

At September 30, 2010, the Company reviewed the land use rights for impairment and concluded that no impairment existed. The land use rights contributed by the PRC government are expensed based upon the number of cemetery plots capitalized in inventory using the units of production method. During the six months ended September 30, 2010 the Company expensed $266,119 and year ended March 31, 2010, the Company expensed $640,484, which was included in the capitalized cost of inventory.

NOTE 11 – ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following as of:

	Six Months Ended 9/30/10	Year Ended 3/31/10
Welfare payable	$99,049	$97,064
Taxes payable	1,655,381	1,441,490
Other accrued payables	68,370	76,507
Total	$1,822,800	$1,615,061

These expenses are accrued by the Company over time and paid to the PRC government.

NOTE 12 – DEFERRED REVENUE

At December 31, 2005, the Company recorded deferred revenue related to land use rights that were contributed to the Company by the PRC government.  As the Company sells cemetery plots, a portion of the deferred revenue is recognized as a reduction of cost of the land use rights based on the number of cemetery plots that the Company sells during the year.  For the six months ended September 30, 2010 and 2009, the Company recorded $340,887 and $184,712, respectively, as other income.

NOTE 13 – SHORT-TERM NOTES PAYABLE

Short term notes payable represent amounts due to a bank normally due within one year. The principal balance of the loans is due at maturity and the loans can be renewed each year.

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

Short-term note payable – Chongqing Rural Commercial Bank, is secured by Chongqing bowling museum building, is due on demand, bears interest at an annual rate of 8.4% and matures in March 2011. The company is responsible for all economic disputes or liabilities related to this property. If any terms of the contract were breached, the Company would have to pay a penalty of approximately $37,000.  As of September 30, 2010 and March 31, 2010, the Company had short-term notes payable in the amount of $0 and $440,100, respectively.  The company paid off the outstanding loan balance in May 2010.

Short-term note payable – Chongqing Rural Commercial Bank, is secured by approximately 123,334 square meters of land use rights valued at approximately $882,000 at inception, is due on demand, bears interest at an annual rate of 9.6% and matures in March 2011.  In the event of default on this short-term notes payable, the interest rate is calculated at annual rate of 9.612%.  As of September 30, 2010 and March 31, 2010, the Company had a loan payable of $2,076,339 and $2,034,729, respectively.  This short-term notes payable contain covenants that restrict the use of proceeds to developing cemetery plots.  If the Company uses the money in breach of these covenants, the interest rate is calculated at 19.2%.  As of September 30, 2010, the Company was in compliance with these covenants.

For the six months ending September 30, 2010 and 2009, interest expense was $106,675 and $118,800, respectively.

NOTE 14 – RENTAL INCOME FROM OPERATING LEASE

Rental income consists of the following as of:

	Six Months Ended 9/30/10	Three Months Ended 9/30/09
Rental income	$169,713	$83,945
Less: depreciation of building	(48,924)	(24,462)
Net rental income	$120,789	$59,483

The Company rents its excess office space in Changshou to an unreleated third party under a cancellable operating lease that is on a month to month basis. The third party is responsible for all expenses related to the occupancy of the office space. As of September 30, 2010 and 2009, the lease called for monthly rental of approximately $28,000.

NOTE 15 – STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock, par value $0.001 per share.  At September 30, 2010 and March 31, 2010, no shares were issued and outstanding.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share.  At September 30, 2010, the Company had 12,672,262 and at March 31, 2010, the Company had 12,402,262 common shares issued and outstanding, respectively.

During the period ended September 30, 2010, the Company’s Board of Directors approved and granted the award of 50,000 shares of restricted stock to each of the Company’s non-employee members of the board. The restricted stock awards each vest quarterly in equal amounts over a one year period from the date of grant. The fair value of the restricted stock at the measurement date was $236,252, of which $118,126 was expensed for the period ended September 30, 2010.

During the period ended September 30, 2010, the Company’s Board of Directors approved and granted the award of 60,000 shares of restricted stock to a consulting firm.  The restricted stock awards each vest quarterly in equal amounts over a one year period.  The fair value of the restricted stock at the grant date was $165,900 of which $82,950 was expensed for the period ended September 30, 2010.

During the period ended September 30, 2010, the Company’s Board of Directors approved and granted 250,000 shares of restricted stock to a consulting firm to provide business and financial consulting services.  The Company has issued (60,000 of the restricted shares with a fair value of $728,000 and is to issue an additional 90,000 restricted shares with a fair value of $409,500.  The restricted share have all been expensed as of the grant date because there is no specific performance requirement related to the agreement and the restricted share are fully vested at the time of grant.

CHINA REDSTONE GROUP, INC.
Notes to the Condensed Consolidated Financial Statements
September 30, 2010 and 2009

In accordance with ASC 718 (formerly SFAS 123R), the Company valued the restricted stock award at fair value as of the grant date and recognizes compensation expense on a straight-line basis over the vesting period.

Restricted Stock

The following table summarizes our restricted stock activity during the three months ended September 30, 2010 for the above plans:

	Number	Weighted Average Grant Date Fair Value
Non-vested at March 31, 2010	-	$-
Granted	360,000	3.27
Vested	(215,000)	4.32
Forfeited	—	—
Non-vested at September 30, 2010	145,000	4.72

The grant date fair values of restricted stock awards which vested during the period ended September 30, 2010 was approximately $929,000.

As of September 30, 2010, there was approximately $611,000 of unrecognized compensation cost related to unvested outstanding restricted stock. The Company expects to recognize these costs over a weighted average period of 0.5 year.

NOTE 16 – CONCENTRATION RISK

Suppliers

The Company obtained approximately 100% of its inventory purchases from two suppliers for the three months ended September 30, 2010 and year ended March 31, 2010.  Management believes other suppliers could provide similar products and services on comparable terms in the area.  Although alternate suppliers may provide identical or similar products, such a change could result in delays and a possible loss of sales.  The Company did have long-term contracts with its suppliers for the six months ended September 30, 2010 and year ended March 31, 2010.

Customers

The Company did not have concentrations related to any of its customers and revenue for the six months ended September 30, 2010 and year ended March 31, 2010.

NOTE 17 – CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As described in Note 1 above, the Company controls Foguang through the Contractual Arrangements between Foguang and Ran Ji, which include a consulting services agreement, an operating agreement, an equity pledge agreement, an option agreement, and a proxy agreement. As described below, some of the Company’s officers and directors are also management members of Ran Ji and Foguang:

Mr. Yiyou Ran, the Company’s chairman and chief executive officer, is also a director of Gold Industry, Gold Holy, Ran Ji and Foguang. Mr. Jianquan Chen, a member of the Company’s board of directors, is also a director of Gold Industry, Gold Holy, Ran Ji and Foguang. Both Mr. Ran and Mr. Chen are also shareholders and directors of Holy Golden Industry Limited, which owned approximately 56.4% of the Company’s common stock issued and outstanding as of July 9, 2010. The Company does not have any other relationship with Mr. Ran or Mr. Chen, except as described herein and except for employer/employee compensation relationship.

The Company had $1,437,120 in prepayments to a related party receivable as of September 30, 2010 and $1,408,320 as of March 31, 2010. (See Note 7)

REPORT OF INDEPENDENT REGISTER PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

We have audited the accompanying consolidated balance sheets of China Redstone Group, Inc. (the “Company”) as of March 31, 2010 and 2009, and the related consolidated statement of operations and comprehensive income, stockholders’ equity, and cash flows for the years ended March 31, 2010 and 2009. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Redstone Group, Inc. as of March 31, 2010 and 2009 and the results of its operations and comprehensive income and its cash flows for the years ended March 31, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ PMB Helin Donovan, LLP
PMB Helin Donovan, LLP
Spokane, WA
July 14, 2010

CHINA REDSTONE GROUP, INC
CONSOLIDATED BALANCE SHEETS

	March 31, 2010	March 31, 2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$9,367,276	$1,392,961
Accounts receivable	—	61,384
Inventory	11,194,905	6,178,182
Other current assets	2,430	80,582
TOTAL CURRENT ASSETS	20,564,611	7,713,109

PROPERTY AND EQUIPMENT, NET	7,241,174	7,629,342

OTHER NON-CURRENT ASSETS
Costs incurred for real estate projects in progress	10,122,300	4,101,970
Related party receivable	1,408,320	1,406,400
Prepaid lease expense	787,412	828,124
Other assets	—	16,592
Intangible assets, net	11,787,903	12,319,893
TOTAL OTHER NON-CURRENT ASSETS	24,105,935	18,672,979

TOTAL ASSETS	$51,911,720	34,015,430

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$113,197	$308,637
Welfare payable	97,064	96,932
Taxes payable	1,441,490	845,525
Other accrued payables	76,507	54,523
Current portion of deferred revenue	425,000	425,000
Accrued inventory purchases	443,036	—
Short-term notes payable	2,474,829	2,471,455
Warrent derivative liability	1,366,326	—
TOTAL CURRENT LIABILITIES	6,437,449	4,202,072

LONG-TERM LIABILITIES
Deferred revenue	9,625,403	10,038,803
TOTAL LONG-TERM LIABILITIES	9,625,403	10,038,803

COMMITMENTS AND CONTINGENCIES (NOTE 17)	—	—

STOCKHOLDERS’ EQUITY
Preferred stock, 20,000,000 shares authorized, $0.001 par value; no shares issued and outstanding	—	—
Common stock, 100,000,000 shares authorized, $0.001 par value; 12,402,262 and 8,800,000 shares issued and outstanding, respectively	12,402	8,800
Additional paid-in capital	15,488,593	12,091,200
Retained earnings	18,161,863	5,834,633
Accumulated other comprehensive income	2,186,010	1,839,922
TOTAL STOCKHOLDERS’ EQUITY	35,848,868	19,774,555
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$51,911,720	$34,015,430

The accompanying notes are an integral part of these consolidated financial statements.

CHINA REDSTONE GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the year ended	For the year ended
	March 31, 2010	March 31, 2009
REVENUE
Cemetery	$36,498,969	$17,647,785
Park construction services	—	665,935
Total revenue	36,498,969	18,313,720

COST OF GOODS SOLD
Cemetery	17,565,765	9,445,153
Park construction services	—	493,700
Total cost of goods sold	17,565,765	9,938,853

GROSS PROFIT	18,933,204	8,374,867

OPERATING EXPENSES
Selling expenses	196,945	426,415
General & administrative expenses	1,595,639	1,045,060
TOTAL OPERATING EXPENSES	1,792,584	1,471,475

INCOME FROM OPERATIONS	17,140,620	6,903,392

OTHER INCOME (EXPENSES)
Other income	427,510	255,893
Loss on change in fair value of warrants classified as derivatives	(571,950)	—
Interest expenses	(235,240)	(235,208)
Interest income	24,546	6,361
Rental income, net	261,750	260,286
Non-operating expenses	(12,642)	(3,772)
TOTAL OTHER INCOME	(106,026)	283,560

INCOME BEFORE INCOME TAXES	17,034,594	7,186,952

INCOME TAXES	(4,707,364)	(1,689,693)

NET INCOME	$12,327,230	$5,497,259

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	346,088	511,749
COMPREHENSIVE INCOME	$12,673,318	$6,009,008

EARNINGS PER SHARE:
EARNINGS PER SHARE — BASIC	$1.33	$0.62
EARNINGS PER SHARE — DILUTED	$1.33	$0.62
WEIGHTED AVERAGE SHARES OUTSTANDING — BASIC	9,283,591	8,800,000
WEIGHTED AVERAGE SHARES OUTSTANDING — DILUTED	9,283,591	8,800,000

The accompanying notes are an integral part of these consolidated financial statements.

CHINA REDSTONE GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock
	Number				Accumulated Other	Stockholders’
	of Shares	Amount	APIC	Retained Earnings	Comprehensive income (loss)	Equity
Balance, March 31, 2008	8,800,000	$8,800	$12,091,200	$337,374	$1,328,174	$13,765,548

Net income for the year ended March 31, 2009	—	—	—	5,497,259	—	5,497,259

Foreign currency translation adjustment	—	—	—	—	511,748	511,748

Balance, March 31, 2009	8,800,000	$8,800	$12,091,200	$5,834,633	$1,839,922	$19,774,555

Sale of common shares and warrants (units) for cash, net of costs of $404,000	1,402,262	1,402	3,399,593	—	—	3,400,995

Effect of reverse merger	2,200,000	2,200	(2,200)	—	—	—
Net income for the year ended March 31, 2010	—	—	—	12,327,230	—	12,327,230

Foreign currency translation adjustment	—	—	—	—	346,088	346,088

Balance, March 31, 2010	12,402,262	$12,402	$15,488,593	$18,161,863	$2,186,010	$35,848,868

The accompanying notes are an integral part of these consolidated financial statements.

CHINA REDSTONE GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended	For the year ended
	March 31, 2010	March 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$12,327,230	$5,497,259

Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	440,245	422,774
Loss on change in fair value of warrants classified as derivatives	571,950	—
Changes in assets and liabilities:
Accounts receivable	61,467	122,828
Other receivable	78,052	—
Inventory	(4,459,479)	2,915,901
Prepaid lease expense	39,412	(828,124)
Advances to suppliers	—	263,703
Related party receivable	2,641	373,572
Other current assets	—	50,898
Accounts payable	(195,862)	(1,549,472)
Welfare payable	(44)	2,448
Taxes payable	594,812	263,206
Other accrued payables	21,910	(53,422)
Related party payables	—	(735,289)
Accrued inventory purchases	443,036	—
Deferred revenue	(427,685)	(257,086)
Net cash provided by operating activities	9,497,684	6,489,196

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	—	(1,479,650)
Costs incurred for real estate projects in progress	(5,998,116)	(4,101,970)
Advance to related party	—	(1,406,400)
Net cash used in investing activities	(5,998,116)	(6,988,020)

CASH FLOWS FROM FINANCING ACTIVITY:
Sale of common stock units including warrants, net of costs of $404,000	4,195,371	—
Net cash provided by financing activities	4,195,371	—

Net (decrease) increase in cash and cash equivalents	7,694,940	(498,824)

Effects of foreign exchange translation	279,375	172,165

Cash and cash equivalents, beginning of period	1,392,961	1,719,620

Cash and cash equivalents, end of period	$9,367,276	$1,392,961

The accompanying notes are an integral part of these consolidated financial statements.

CHINA REDSTONE GROUP, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
March 31, 2010 and 2009

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS

China Redstone Group, Inc. (the “Company”) was incorporated in Delaware on July 10, 2007, originally under the name “Artistry Publications, Inc.” China Redstone Group Inc., and its subsidiaries and its controlled entity, Chongqing Foguang Tourism Development (Group) Co., Ltd, are principally engaged in the development of cemetery plots and cemetery in the Peoples’ Republic of China. All operations are carried out under Chongqing Foguang Tourism Development (Group) Co., Ltd., which sells the burial spaces. As a part of business integration and cross-marketing, Chongquing Fouguang Tourism Development Co.., Ltd., is also engaged in the development of a park in the PRC.

In the PRC, the Company has developed 113,280 square meters and will develop 565,000 square meters for cemetery plots, and will develop 1,194,804 square meters for a park in Chongqing.

History

Artistry Publications, Inc. was originally formed for the purpose of entering the photography industry and establishing a large scale photography publishing business focused on American History. The Company’s plan was to develop a successful photo journal publishing company by depicting history and producing excellent affordable artwork in practical items to entertain and educate.

On February 12, 2010, the Share Exchange closed and Gold Industry became the Company’s wholly-owned subsidiary. On April 6, 2010, in connection with the Share Exchange, the Company changed its name to “China Redstone Group, Inc.” to better reflect its business operations.

All of the Company’s business operations are carried out by Chongqing Foguang Tourism Development (Group) Co., Ltd. (“Foguang”), which the Company controls through contractual arrangements between Foguang and Chongqing Ran Ji Industrial Co., Ltd. (“Ran Ji”), a company wholly-owned by Gold Holy Industry Limited (“Gold Holy”), a company wholly-owned by Gold Industry. Further, Mr. Yiyou Ran, the Company’s chairman and chief executive officer, and Mr. Jianquan Chen, a Company director, are directors of Gold Industry, Gold Holy, Ran Ji and Foguang. Mr. Ran and Mr. Chen are also shareholders and directors of Holy Golden Industry Limited, a British Virgins Island company which currently owns approximately 56% of the Company’s issued and outstanding common stock. Through these contractual arrangements, the Company has the ability to substantially influence Foguang’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result of these contractual arrangements, which enable the Company to control Foguang, the Company is considered the primary beneficiary of Foguang. Accordingly, the Company consolidates Foguang’s results, assets and liabilities in its financial statements.
Specifically, on December 15, 2009, Ran Ji entered into following exclusive agreements with Foguang and its owners (collectively the “Contractual Arrangements”):

(1) Consulting Services Agreement, through which Ran Ji has the right to advise, consult, manage and operate Foguang, and collect and own all of its net profits;

(2) Operating Agreement, through which Ran Ji has the right to recommend director candidates and appoint the senior executives of Foguang, approve any transactions that may materially affect the assets, liabilities, rights or operations of Foguang, and guarantee the contractual performance by Foguang of any agreements with third parties, in exchange for a pledge by Foguang of its accounts receivable and assets;

(3) Proxy Agreement, under which the owners of Foguang have vested their collective voting control over Foguang to Ran Ji and will only transfer their respective equity interests in Foguang to Ran Ji or its designee(s);

(4) Option Agreement, under which the owners of Foguang have granted Ran Ji the irrevocable right and option to acquire all of their equity interests in Foguang; and

(5) Equity Pledge Agreement, under which the owners of Foguang have pledged all of their rights, titles and interests in Foguang to Ran Ji to guarantee the performance of their obligations under the Consulting Services Agreement.

Other than the interests in the contractual arrangements, neither the Company, Gold Industry, Gold Holy nor Ranji owns any equity interests in Foguang. As a result of these Contractual Arrangements, which obligates Ran Ji to absorb a majority of the risk of loss from Foguang’s activities and enable Ran Ji to receive a majority of its expected residual returns, the Company believes that Foguang is a Variable Interest Entity (“VIE”), because the owners of Foguang do not have the characteristics of a controlling financial interest and the Company should be considered the primary beneficiary of Foguang. Accordingly, the Company consolidates Foguang’s results, assets and liabilities in the accompanying consolidated financial statements.

However, Chinese laws and regulations concerning the validity of the contractual arrangement is uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the Chinese government involves substantial uncertainty. Additionally, the contractual arrangement may not be as effective in providing control over Foguang as direct ownership, which the Company is restricted from under current Chinese law. Due to such uncertainty, the Company may take such additional steps in the future as may be permitted by the then applicable laws and regulations in China to further strengthen our control over or toward actual ownership of Foguang or its assets or business operations, which could include direct ownership of selected assets without jeopardizing any favorable government policies toward domestic owned enterprises. Because the Company relies on Foguang for its revenue, any termination of or disruption to the contractual arrangement would detrimentally affect the Company’s business and financial condition.

Gold Industry was incorporated on September 11, 2009, under the laws of the Cayman Islands. Gold Holy was incorporated on September 29, 2009, under the laws of Hong Kong Special Administrative Region. Ran Ji was established under the laws of the People’s Republic of China (“China” or the “PRC”) on December 15, 2009, as a wholly foreign owned enterprise (“WFOE”), with registered capital of $25,000,000 USD, of which the first $3,000,000 USD has been contributed and the balance due within two years. Foguang is a PRC limited liability company established on October 10, 2002 with registered capital of 100,000,000 RMB. Foguang is engaged in selling death care products, and holds the licenses and approvals necessary to operate its business in China.

All of the Company’s business operations are carried out by Foguang in the PRC. The Company’s fiscal year-end is March 31st.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist the understanding of the Company’s consolidated financial statements. The consolidated financial statements and notes are presentations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to the accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the consolidated financial statements.

Reverse Acquisition

On February 12, 2010, Artistry Publications, Inc., entered into a share exchange agreement (“Share Exchange Agreement”) under which it issued 8,800,000 shares of its Common Stock, par value $0.001, to the shareholders of Gold Industry Ltd, a Cayman Island company., in exchange for all the issued and outstanding shares of Gold Industry Limited (the “Share Exchange”). As a result of the Share Exchange, Gold Industry Ltd. has become a wholly-owned legal subsidiary of Artistry Publications, Inc., and Gold Industry Ltd. shareholders acquired a majority of Artistry Publications, Inc.’s issued and outstanding stock. Concurrent with the Share Exchange, Mr. Yiyou Ran (the managing director of Gold Industry Ltd., and all of its operating subsidiaries, “Mr. Ran”) has been appointed the Chief Executive Officer of the Company.

As a result, the Share Exchange has been accounted for as a reverse acquisition using the purchase method of accounting, whereby Gold Industry, Ltd., is deemed to be the accounting acquirer (legal acquiree) and Artistry Publications, Inc., to be the accounting acquiree (legal acquirer). The financial statements before the date of Share Exchange are those of Gold Industry, Ltd., with the results of Artistry Publications, Inc. being consolidated from the date of Share Exchange. The equity section and earnings per share have been retroactively restated to reflect the reverse acquisition and no goodwill has been recorded.

The reporting entities

The Company’s consolidated financial statements reflect the activities of the Company and the following subsidiaries and VIE:

		Percentage of
Subsidiaries/VIE	Incorporated in	Ownership
Gold Industry Limited	Cayman Islands	100.00%
Gold Holy Industry Limited	Hong Kong	100.00%
Chongqing Ran Ji Industry Co, Limited	PRC	100.00%
Foguang	PRC	VIE by Contractual Arrangements

Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company’s functional currency is the Chinese Renminbi ( “RMB”), however, the accompanying consolidated financial statements have been re-measured, translated and presented in United States Dollars ($).

Consolidation of variable interest entities

VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. Each VIE with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has concluded that Foguang is a VIE and that the Company’s indirect wholly owned subsidiary, Chongqing Ran Ji, absorbs a majority of the risk of loss from the activities of Foguang, and enable the Company to receive a majority of Foguang’s expected residual returns. Accordingly, the Company accounts for Foguang as a VIE.

Because the Company and Foguang are under common control, the initial measurement of the assets and liabilities of Foguang for the purpose of consolidation by the Company is at book value. Neither the Company nor any of its subsidiaries has had any other business activities except for the entering into the Contractual Arrangements with Foguang and its shareholders. For the purpose of presenting the financial statements on a consistent basis, the consolidated financial statements are prepared as if the Company had been in existence since April 1, 2007 and throughout each of the two-year period ended March 31, 2010.

The consolidated financial statements include the financial statements for the Company, its subsidiaries and the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates reflected in the Company’s consolidated financial statements include the fair value of financial instruments, the useful lives of and impairment for property and equipment, estimates of intangible assets, and accruals for taxes due. Actual results could differ from those estimates.

Fair value of financial instruments

FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

ASC Topic 820, Fair Value Measurement and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

☐	Level one — Quoted market prices in active markets for identical assets or liabilities;

☐	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

☐	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

Assets and liabilities measured at fair value on a recurring basis are summarized as follows:

	Fair value measurement using inputs			Carrying amount at March 31,
Financial instruments	Level 1	Level 2	Level 3	2010	2009
Liabilities:
Derivative instruments — Warrants	$—	$1,366,327	$—	$1,366,327	$—
Total	$—	$1,366,327	$—	$1,366,327	$—

Derivative Instruments — Warrants

The Company issued 701,126 Warrants in connection with the February 2010 Private Placement of 1,402,262 shares of common stock, which are further disclosed in Note 13. 70,113 Warrants were issued to the placement agent. The strike price of these warrants is $4.10 per share. These warrants were not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign operation.

These Warrants were issued with a down-round provision whereby the exercise price would be adjusted downward in the event that, during additional shares of the Company’s common stock or securities exercisable, convertible or exchangeable for the Company’s common stock were issued at a price less than the exercise price. Therefore, according to the guidance provided in FASB ASC 815-40-15-5 through 815-40-15-8, which was adopted by the Company on April 1, 2009, the Company accounted for these warrants as derivative liabilities. All changes in the fair value of these warrants were recognized in statement of income until they are exercised or expire or otherwise extinguished.

The Company estimates the fair value of the warrants using the Black-Scholes option pricing model using the following assumptions:

	Warrants			Underwriter Warrants
	March 31,		Feb. 19,	March 31,	Feb. 19,
	2010		2010	2010	2010
Market price and estimated fair value of common stock:	$4.55		$3.50	$4.55	$3.50
Exercise price:	$4.10		$4.10	4.10	$4.10
Expected term (years):	3.87		4.00	3.87	4.00
Dividend yield:	—		—	—	—
Expected volatility:	41.	%	41%	41%	41%
Risk-free interest rate:	2.07%		2.11%	2.07%	2.11%

The fair value of the warrants on February 18, 2009 was determined using the Black-Scholes option pricing model based on the following assumptions: dividend yield: 0%, expected volatility: 41.40%, risk-free interest rate: 1.88%, and expected term: 3.86 years.
Before the reverse merger, the Company’s common stock had not been publicly traded. Whilst the Company’s common stock began public trading and was quoted on the OTCBB in February 2010, the fair value of the Company’s common stock as of February 19, 2010 has been determined based on market price.

As the Company’s stock only begun public trading effective with the reverse merger date, historical volatility information is limited and considered not representative of the expected volatility. In accordance with ASC 718-10-30-2 (formerly SFAS No. 123R, “Accounting for Stock-Based Compensation”), the Company identified similar public entities for which share and option price information was available, and considered the historical volatilities of those public entities’ share prices in calculating the expected volatility appropriate to the Company (i.e. the calculated value).
The risk-free rate of return reflects the interest rate for United States Treasury Note with similar time-to-maturity to that of the warrants.

Allocation of Proceeds from Private Placement

The proceeds from the Private Placement were first allocated between the Common Shares and the warrants issued in connection with the Private Placement based upon their estimated fair values as of the closing date, resulting in an aggregate amount of $794,376 being allocated to the Warrants and $3,400,995 to the common shares.

In April 2009, the FASB issued the following updates that provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities: FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, ASC 820-10-65. This update relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to exercise judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive.

FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, ASC 320-10-65. This update applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity’s management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not have to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: (1) the amount related to credit losses (recorded in earnings) and (2) all other amounts (recorded in other comprehensive income).

FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, ASC 320-10-65. This update requires fair value disclosures for financial instruments that are not currently reflected on the balance sheet at fair value on a quarterly basis.
We elected to adopt these updates effective for interim and annual reporting periods ending after June 15, 2009.

ASC 825-10 Financial Instruments, previously SFAS No. 159, allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments. The carrying values of the Company’s financial instruments, including cash and cash equivalents, trade receivables, other receivables, prepayments and deposits, trade payables, accruals and other payables, and short-term notes payable approximate their fair values due to the short-term maturity of such instruments.

It is management’s opinion that the Company is not exposed to significant interest, price or credit risks arising from these financial instruments. In respect of foreign currency risk, the Company is not exposed to this risk as majority of its trading transactions are denominated in its functional currency.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Concentrations of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company extends credit based on an evaluation of the customer’s financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. The Company periodically reviews its trade receivables in determining its allowance for doubtful accounts. The Company maintains certain amounts of its cash at state-owned banks in the PRC and has some cash on hand. The total cash balances maintained in accounts at these state-owned banks are not. The Company has not experienced any losses on such accounts.

The company maintains additional cash in a US Bank which, at times, may exceed federally insured limits. The amount in excess of the federally insured limits was $2,703,523 and $0 at March 31, 2010 and 2009 respectively.

Country risk

As the Company’s principal operations are conducted in the PRC, the Company is subject to special considerations and significant risks not typically associated with companies in the United States. These risks include, among others, risks associated with the political, economic and legal environments and foreign currency exchange limitations encountered in the PRC. The Company’s results of operations may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, among other things.

In addition, all of the Company’s transactions undertaken in the PRC are denominated in RMB, which must be converted into other currencies before remittance out of the PRC may be considered. Both the conversion of RMB into foreign currencies and the remittance of foreign currencies abroad require the approval of the PRC government.

Accounts receivable

Accounts receivable are carried at original invoice amount less allowance for doubtful receivables. Management’s evaluation on the adequacy of the allowance for doubtful accounts is based on a review of all outstanding amounts by account on a monthly basis. Specifically, the Company analyzes the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms. Significant changes in customer concentration or payment terms, deterioration of customer credit-worthiness or weakening in economic trends could have a significant impact on the collectability of receivables and the Company’s operating results. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, the Company will write off 100% as bad debt. In management’s opinion, no allowance for doubtful accounts is necessary at March 31, 2010 and 2009.

Inventory

Inventory is stated at the lower of cost or market (using the first in, first out method). Market value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
The Company uses the full cost absorption method of accounting for direct costs associated with land development and construction of cemetery plots, including interest and costs of land use rights. Such costs are allocated to the estimated number of cemetery plots to be developed using the selling price relative fair value method. When the cemetery plots are sold, the carrying costs are charged to cost of goods sold.

During 2005, the Company received land use rights which were contributed by the PRC government for no consideration. Under PRC law, all land in the PRC is state-owned.

Inventory Impairment

Management periodically compares the carrying cost of inventory with the expected net realizable value. An allowance is made for the decline in market value of inventory if lower than the carrying cost. As of March 31, 2010 and 2009, the impairment was $999,805 and $0, respectively.

Property and equipment

Property and equipment are carried at cost. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Depreciation and amortization are computed on the straight-line method over the following estimated useful lives of the related assets, which range from five to thirty years, and are as follows:

Buildings, improvements and structures	25 to 30 years
Machinery and equipment	5 to 10 years
Office equipment	5 years

Long-lived asset

Long-lived assets and certain identifiable intangibles held and used by the Company are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. Management assesses the recoverability of the Company’s long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment if any, is measured based on fair value and is charged to operations in the period in which long lived assets impairment is determined by management. At March 31, 2010 and 2009, the Company’s management believes there was no impairment of the Company’s long lived assets. There can be no assurance however, that market conditions will not change or competition will increase or demand for the Company’s services will continue, which could result in an impairment of long-lived assets in the future.

Contributed property

The Company received land use rights from the PRC government for no consideration paid. The Company recorded the fair value of the land use rights as an intangible asset and deferred revenue as determined by management with the advice of PRC legal counsel and third party consultants.

Article 12 of the PRC’s Regulations on the Land Use Right sets forth the maximum term of land use rights for different uses as follows: (1) 70 years for residential use; (2) 50 years for industrial use; (3) 50 years for educational, technological, cultural, health, and sport site use; (4) 40 years for commercial, tourist and recreational use; (5) 50 years for comprehensive or other use; and (6) 20 years for gas station use. Article 11 of the PRC’s Regulations on Funeral Administration stipulates that the term of the use of cemetery land or grave yard shall be determined by each provincial government. Article 21 of the Chongqing Funeral Rules states that the land use rights for graves shall be no more than 20 years, subject to renewal. Foguang’s land use rights consist of two parts: one piece of allocated land and contributed by the PRC government and one piece of land leased from local farmers which the Company acquired by paying $836,000. The leased land is comprised of both farm land and residential land. The farm land is subject to a maximum term of 20 years and the Company has a priority to renew the lease when it expires. The residential land is under a lease term of 100 years.

Intangible assets

Intangible assets consist primarily of the land use rights contributed by the PRC government and are recorded at estimated fair value.

The Company reviews annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable for impairment of long lived assets and intangible assets in accordance with accounting for impairment of long lived assets. An impairment loss of the excess of the carrying value over the fair value of the underlying long lived assets will be recognized if the carrying amount of the long lived asset is not recoverable and its carrying amount exceeds its fair value. During the year ended March 31, 2010 and 2009, the Company performed these reviews and concluded that no impairment existed.

Income taxes

The Company uses the asset-liability method of accounting for income taxes prescribed by ASC 740 Income Taxes. Under the asset-liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company is governed by the PRC’s Income Tax Law and local income tax laws (collectively the “PRC Income Tax Law”). Pursuant to the PRC Income Tax Law, enterprises are subject to tax at a statutory rate of 25%. The local government has also provided companies with various incentives to encourage economic development in the region. Such incentives include reduced tax rates and other measures.

Revenue recognition

The Company recognized revenue when the amount of revenue can be reliably measured, it is probable that economic benefits will flow to the entity and specific criteria have been met for the Company’s revenue producing activities.

The requires that four basic criteria that must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred with no future other than perfunctory performance obligations; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) is based on management’s judgments regarding the fixed nature of the selling prices of the products and services delivered and the collectability of those amounts.

The Company has two revenue sources and the following revenue recognition policies:

The Company recognizes revenue from the sale of cemetery plots when it is realized or realizable and earnings process is complete. In general, a potential customer will tour the Company’s facility and choose a particular spot or location of the cemetery plot that is ready and available for use. A sales agreement is executed with Foguang for the exact location at a fixed price. The sales process ends when the consideration is paid in full, at which time, the Company provides the customer full access to the use of the plot. The Company does not provide any other post-death type services, other than to develop and sell the cemetery plots, obtain executed agreements, full payment and deliver the keys to the plot embedded in a concrete box. The Company records revenue when the title or right to use the completed cemetery plot has passed to the customer in accordance with the terms of the fixed price sale agreement and consideration is exchanged. The costs associated with revenue from sale of cemetery plots are the costs to convert the land into the actual burial plots. Additionally, direct selling costs incurred in selling the cemetery plots are recorded in cost of goods sold.

Park construction income is recognized when the Company is contracted to provides services for third party clients. These services include the construction of sidewalks, pagodas, landscaping and other structures for parks. These projects are not associated with the Company’s sales of cemetery plots. Revenue is recognized upon the completion of the park, and the project has been approved by the customer and collection is assured. The costs associated with the park construction income are raw materials purchased for that specific project and services performed by the Company recorded in costs of goods sold.

Cost of goods sold

Cost of goods sold includes the capitalized costs of cemetery plots sold and services provided by the Company to third parties for development and construction of parks.

Operating Expenses

Operating expenses include management and staff salaries, administrative and facilities related expenses, and other expenses to the non-production functions of the business, all of which are expensed as incurred.

Advertising

Advertising is expensed as incurred. Advertising expenses were included in selling expenses. Advertising expense amounted to $0 and $291,640 for the years ended March 31, 2010 and 2009, respectively.

Foreign currency translation

As of March 31, 2010 and 2009, the accounts of the Company were maintained, and its consolidated financial statements were expressed, in the RMB. Such consolidated financial statements were translated into U.S. Dollars with the RMB as the functional currency. All assets and liabilities were translated at the exchange rate on the consolidated balance sheet dates, stockholders’ equity are translated at the historical rates and the statements of income items are translated at the weighted average exchange rate for the year. The resulting translation adjustments are reported under other comprehensive income. The exchange rate for the conversion of one US Dollar to RMB was 6.8194 and 6.8256 at March 31, 2010 and 2009, respectively.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Such amounts were not material during each of the years ended March 31, 2010 and 2009.

Cash flow from the Company’s operations included in the statement of cash flows is calculated based upon the functional currency using the average translation rate. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with arithmetical changes in the corresponding balances on the consolidated balance sheet. No presentation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

Earnings per common share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted income per share is computed by dividing net income available to common shareholders (as adjusted for income and expenses arising from certain potentially dilutive securities) by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive common shares consist of common stock warrants (using the treasury stock method). The following table presents a reconciliation of basic and diluted net income per share:

	Year Ended March 31,
	2010	2009
Net income for basic and diluted earnings per share	$12,327,230	$5,497,259
Weighted average shares outstanding — basic	9,283,591	8,800,000
Weighted average shares outstanding — diluted	9,283,591	8,800,000
Earnings per share — basic	$1.33	$.62
Earnings per share — diluted	$1.33	$.62

Comprehensive income

Comprehensive income or loss is defined as the change in equity during a period resulting from transactions and other events and circumstances from non-owner sources. The Company’s total comprehensive income or loss consists of net unrealized income or loss from foreign currency translation adjustments and net income. The Company has presented comprehensive income or loss on the Statement of Operations and Comprehensive Income.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. For the years ended March 31, 2010 and 2009, the Company derived almost all of its revenue from the sale of cemetery plots and operated only in one segment.

Recent accounting pronouncements

In August 2009, the FASB issued an Accounting Standards Update regarding measuring liabilities at fair value. This ASU provides additional guidance clarifying the measurement of liabilities at fair value in circumstances in which a quoted price in an active market for the identical liability is not available; under those circumstances, a reporting entity is required to measure fair value using one or more of valuation techniques, as defined. This ASU is effective for the first reporting period, including interim periods, beginning after the issuance of this ASU. The adoption of this ASU did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued an Accounting Standards Update regarding the accounting for own-share lending arrangements in contemplation of convertible debt issuance or other financing. This ASU requires that at the date of issuance of the shares in a share-lending arrangement entered into in contemplation of a convertible debt offering or other financing, the shares issued shall be measured at fair value and be recognized as an issuance cost, with an offset to additional paid-in capital. Further, loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings-per-share calculation. This ASU is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In December 2009, the FASB issued an Accounting Standards Update regarding the accounting for transfers of financial assets which amends previous guidance. The amendments in this ASU improve financial reporting by eliminating the exceptions for qualifying special-purpose entities from the consolidation guidance and the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets. In addition, the amendments require enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets. Comparability and consistency in accounting for transferred financial assets will also be improved through clarifications of the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting. The Company does not expect the adoption of this ASU to have a material impact on its consolidated financial position, results of operations or cash flows.

In December, 2009, the FASB issued an Accounting Standards Update regarding improvements to financial reporting by enterprises involved with variable interest entities which amends previous guidance. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. An approach that is expected to be primarily qualitative will be more effective for identifying which reporting entity has a controlling financial interest in a variable interest entity. The amendments in this ASU also require additional disclosures about a reporting entity’s involvement in variable interest entities, which will enhance the information provided to users of financial statements. The adoption of this ASU did not have any material impact on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued an Accounting Standards Update regarding the accounting and reporting for decreases in ownership of a subsidiary. Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, and entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a subsidiary or de-recognition of a group of assets. This ASU is effective for beginning in the first interim or annual reporting period ending on or after December 31, 2009. The adoption of this ASU did not have any material impact on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued an Accounting Standards Update regarding the accounting for distributions to shareholders with components of stock and cash. The amendments in this ASU clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of applying Topics 505 and 260 (Equity and Earnings Per Share). The amendments in this ASU are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The adoption of this ASU did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued an Accounting Standards Update regarding the accounting and reporting for decreases in ownership of a subsidiary — a scope clarification. The amendments in this ASU affect accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity. The amendments also affect accounting and reporting by an entity that exchanges a group of assets that constitutes a business or nonprofit activity for an equity interest in another entity. The amendments in this update are effective beginning in the period that an entity adopts accounting for “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51.” The amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. The amendments in this update should be applied retrospectively to the first period that an entity adopted accounting for “Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51.” The adoption of this ASU did not have a material impact on the Company’s consolidated position, results of operations or cash flows.

In January 2010, the FASB issued an Accounting Standard Update regarding improving disclosures about fair value measurements. This update provides amendments to Subtopic 820-10 that requires new disclosure as follows: 1) Transfers in and out of Levels 1 and 2. A reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. 2) Activity in Level 3 fair value measurements. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, and settlements (that is, on a gross basis rather than as one net number). This update provides amendments to Subtopic 820-10 that clarifies existing disclosures as follows: 1) Level of disaggregation. A reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. A class is often a subset of assets or liabilities within a line item in the statement of financial position. A reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities. 2) Disclosures about inputs and valuation techniques. A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Those disclosures are required for fair value measurements that fall in either Level 2 or Level 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU, however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued an accounting standard update to address implementation issues related to the changes in ownership provisions in the Consolidation—Overall Subtopic (Subtopic 810-10) of the FASB Accounting Standards Codification™, originally issued as FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. Subtopic 810-10 establishes the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a subsidiary. An entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. The gain or loss includes any gain or loss associated with the difference between the fair value of the retained investment in the subsidiary and its carrying amount at the date the subsidiary is deconsolidated. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction.

While Subtopic 810-10 provides general guidance on accounting for the decreases in ownership of a subsidiary, including a deconsolidation, some constituents raised concerns that the guidance appears to conflict with the gain or loss treatment or derecognition criteria of other U.S. generally accepted accounting principles, such as the guidance for sales of real estate, transfers of financial assets, conveyances of oil and gas mineral rights, and transactions with equity method investees.

Some constituents also questioned whether the FASB intended for the decrease in ownership provisions of Subtopic 810-10 to apply to all entities because a subsidiary is defined as an entity, including an unincorporated entity such as a partnership or trust, in which another entity, known as its parent, holds a controlling financial interest. Those constituents were concerned that such an interpretation could result in the accounting for a transaction being driven by its form rather than its substance. For example, different accounting might be applied to a transaction involving the same underlying assets depending on whether those assets were transferred in asset or entity form.” The amendments in this update are effective beginning in the period that an entity adopts Subtopic 810-10. If an entity has previously adopted Subtopic 810-10 as of the date of the amendments in this update are included in the Accounting Standards Codification, the amendments in this update are effective beginning in the interim or annual reporting period ending on or after December 31, 2009. The amendments in this update should be applied retrospectively to the first period upon adoption. The adoption of this update for the changes in the accounting and reporting guidance for noncontrolling interests and changes in ownership interests of a subsidiary, as codified in ASC 810-10, did not have any impact on the Company’s financial position, results of operations or cash flows. Other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants AICPA, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present consolidated financial statements.

Reclassifications

Certain prior year items have been reclassified to conform to the current year presentation. These reclassifications had no impact on the Company’s consolidation financial statements.

NOTE 3 — INVENTORY

Cemetery plots and other inventories, net of reserves, at March 31, 2010 and 2009, consisted of the following:

	2010	2009
Basic plots	$981,764	1,885,623
Standard plots	6,842,800	1,818,225
Deluxe plots	1,929,406	1,904,877
Artist plots	1,437,490	565,963
Small tools and supplies	3,445	3,494
Total	$11,194,905	$6,178,182

NOTE 4 — PREPAID LEASE EXPENSES

Prepaid lease expense consists of the following as of:

	Year Ended March 31,
	2010	2009
Prepaid Lease expenses	$787,412	$828,124

During 2009, the Company leased land use rights for an additional 377,634 square meters from a group of local farmers and villagers for a period of 20 years, subject to renewals, in exchange for a cash payment of approximately $836,000. Pursuant to the agreement, the payment was made to the PRC government for the benefit of the local farmers and villagers. The Company is also obligated to pay an annual fee of approximately $23,000 for the duration of the lease to the farmers. (Note 17)

None of this land area was developed as of March 31, 2010. The Company has presented this amount as prepaid lease expense on the consolidated balance sheet. The villagers and farmers were originally located in Longqiao and Qianfo villages. The cash received by the PRC from the Company is expected to be redistributed to the local farmers and villagers by the Government as a payment for relocating them to ChangShou Jiang Nan. The Company also agreed to clear land for the building of these homes at the relocated site.

Payments made to the Government for the building of homes and relocation of farmers is the cost to the Company to lease the land use rights for the development and sale of the cemetery plots. The Company capitalizes any direct and incremental costs associated with the development of the project and amortizes over the estimated future benefit period as cost of the plots. When the plots are sold, the related carrying costs are charged off to the statement of income.

The prepaid expenses are amortized over 20 years per the terms of the contract. For the years ended March 31, 2010 and 2009, the Company had recorded approximately $41,000 and $8,000 which was recorded as an operating expense.

NOTE 5 — RELATED PARTY RECEIVABLE

Related party receivable consists of the following as of:

	Year Ended March 31,
	2010	2009
Prepayments on contracts on behalf of related party	$1,408,320	$1,406,400

In April 2008, Foguang made an advance to Kun Yu, a related party, in the amount of $1,437,120 to use as a down payment by Kun Yu to purchase headstones from an unrelated third-party vendor.  The headstones will be received and sold by Kun Yu.  Foguang may refer its customers to Kun Yu to purchase headstones but will not take possession of or sell these headstones.  Kun Yu will repay the advance down payment to Foguang and is responsible to pay the balance of the invoice to the vendor of the headstones. As of November 2010, the entire advance has been returned from Kun Yu to Foguang.

NOTE 6-COSTS INCURRED WITH REAL ESTATE PROJECTS IN PROGRESS

Real estate projects in progress consist of the following as of:

	Year Ended March 31,
	2010	2009
Costs incurred with real estate projects in progress	$10,122,300	$4,101,970

In February 2009, Foguang recorded a prepayment related to a contract in the amount of $4,101,970 (7% of the contract), for the construction of entertainment boats in connection with a project to develop a park near the Longqiao Lake as a way to attract tourism in the Changshou area near Guiyuan II. . On February 27, 2009, Foguang executed a contract with Chongqing Bo Gao Tourism Company (“Go Bao”), an unrelated third party, to jointly develop such project. The scope of the project contemplated 10 to 20 entertainment boats, a welcome center, a large sailboat and nine docks. In September 2009, Foguang took over as the sole developer on this project.

As of March 31, 2010, Foguang’s total prepayment for real estate projects in progress  is $10,122,300 of which $8,682,600 is a prepayment for the construction of boats. ,. The total price of the contract is approximately $63,961,200. The Company plans to fund this project through its free cash flows as well as through financing transactions. Foguang is currently in discussions with banks to get loans for the balance, as well as possibly raising more money through the private placement of the Company’s equity securities.

NOTE 7 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of:

	Year Ended March 31,
	2010	2009
Buildings and structures	$8,052,142	$8,041,165
Machinery and equipment	858,529	855,542
Office equipment	6,269	8,077
Less: accumulated depreciation	(1,675,766)	(1,275,442)
Total Property and equipment	$7,241,174	$7,629,342

Depreciation expense for the years ended March 31, 2010 and 2009 were approximately $399,000 and $414,000, respectively.

NOTE 8 — INTANGIBLE ASSETS

Land use rights are stated at the estimated fair value on the contribution date less accumulated units of production costs and any impairment losses. The land use rights are expensed on ratable basis based on the number of plots developed over the life of the rights.

During 2005, the Company received land use rights for 339,444 square meters for a period of 20 years, subject to four 20-year renewals, which were contributed by the PRC government for no consideration. The Company recorded this transaction at fair value of approximately $13.2 million as determined by management after consultation with PRC counsel and consultants. The land use rights include the Company’s cemetery site located in Changshou. Under PRC regulations, all land in the PRC is state-owned. The Company’s management determined the fair market value of the land use rights based upon the actual square meters of useable land underlying the land use rights. The Company expects approximately 210,000 plots can be developed and sold from the 339,444 square meters of land.

The Company has yet to receive the rights to use the land surrounding the Longqiao Lake for approximately 1,196,000 square meters (which have been committed to the Company), and therefore, the Company has yet to incur any costs related to these rights and land usage. If and when the Company receives these rights, management will evaluate the estimated useful life based on the facts that exists at the moment and continue to re-evaluate periodically.

Intangible assets consist of the following as of:

	Year Ended March 31,
	2010	2009
Land use rights	$13,345,299	$13,236,805
Less: Accumulated units of production costs	1,557,396	916,912
Total	$11,787,903	$12,319,893

At March 31, 2010 and 2009, the Company reviewed the land use rights for impairment and concluded that no impairment existed. The land use rights contributed by the PRC government are expensed based upon the number of cemetery plots capitalized in inventory using the units of production method. During the year ended March 31, 2010 and 2009, the Company expensed $640,484 and $172,890, respectively, which was included in the capitalized cost of inventory. Cemetery plots sold are then expensed through cost of goods sold.

NOTE 9 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consist of the following as of:

	Year Ended March 31,
	2010	2009
Welfare payable	$97,064	$96,932
Taxes payable	1,441,490	845,525
Other accrued payables	76,507	54,523
Total	$1,615,061	$996,980

These expenses are accrued by the Company over time and paid to the PRC government.

NOTE 10 — DEFERRED REVENUE

At December 31, 2005, the Company recorded deferred revenue related to land use rights that were contributed to the Company by the PRC government. As the Company sells cemetery plots, a portion of the deferred revenue is recognized as a reduction of cost of the land use rights based on the number of cemetery plots that the Company sells during the year. As of March 31, 2010 and 2009, the Company recorded $427,510 and $255,893 of income, respectively as other income.

NOTE 11 — SHORT-TERM NOTES PAYABLE

Short term notes payable represent amounts due to a bank normally due within one year. The principal balance of the loans is due at maturity and the loans can be renewed each year.

Short-term note payable — Chongqing Rural Commercial Bank, is secured by Chongqing bowling museum building, is due on demand, bears interest at an annual rate of 8.4% and matures in March 2011. The company is responsible for all economic disputes or liabilities related to this property. If any terms of the contract were breached the company would have to pay a penalty of approximately $37,000. As of March 31, 2010 and 2009, the Company had short-term notes payable in the amount of $440,100 and $439,500, respectively. The company paid off the outstanding loan balance in May 2010.

Short-term note payable — Chongqing Rural Commercial Bank, is secured by approximately 123,334 square meters of land use rights valued at approximately $882,353 at inception, is due on demand, bears interest at an annual rate of 9.6% and matures in March 2011. In the event of default on this short-term notes payable, the interest rate is calculated at annual rate of 9.6%. As of March 31, 2010 and 2009, the Company had a loan payable of $2,034,729 and $2,031,955, respectively. This short-term notes payable contain covenants that restrict the use of proceeds to developing cemetery plots. If the Company uses the money in breach of these covenants, the interest rate is calculated at 19.2%. As of March 31, 2010 and 2009, the Company was in compliance with these covenants.

As of March 31, 2010 and 2009, interest expense was $235,240 and $235,208, respectively.

NOTE 12 — RENTAL INCOME FROM OPERATING LEASE

Rental income consists of the following as of:

	Year Ended March 31,
	2010	2009
Rental income	$337,859	$335,969
Less Depreciation of building	(76,109)	(75,683)
Net rental income	$261,750	$260,286

The Company rents its excess office space in Changshou to an unrelated third party under a cancellable operating lease that is on a month to month basis. The third party is responsible for all expenses related to the occupancy of the office space. As of March 31, 2010 and 2009, the lease called for monthly rental of approximately $28,000 and $28,000, respectively.

NOTE 13 — STOCKHOLDERS’ EQUITY

Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock, par value $0.001 per share. At March 31, 2010 and 2009, no shares were issued and outstanding.

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. At March 31, 2010 and 2009, the Company had 12,402,262 and 8,800,000 common shares issued and outstanding, respectively.

The Company’s board of directors has the ability, without seeking stockholder approval, to issue additional shares of common stock and/or preferred stock in the future for such consideration under the discretion of board of directors. On February 19, 2010, the Company initiated a financing transaction with 24 institutional and/or accredited investors pursuant for which the Company sold $4,599,371 of units of its equity securities to investors in a private placement. Each unit is comprised of 100,000 shares of the Company’s common stock and warrants to purchase up to 50,000 shares of common stock at a per share purchase price of $3.28 per share. At the closing of the transaction on February 23, 2010, the Company issued 1,402,262 shares of common stock and 701,126 four-year warrants with an exercise price of $4.10 per share. In addition, the Company issued warrants to purchase up to 70,113 shares of common stock with an exercise price of $4.10 per share to the placement agent and its assignees. Offering costs of approximately $404,000 was netted against the proceeds.

The Company issued the following warrants at the corresponding exercise price as of March 31, 2010:

	Warrants	Exercise Price
Outstanding as of March 31, 2009	—	$—
Issued and Vested	771,239	$4.10
Cancelled or expired	—	$—

Exercised	—	$—
Outstanding as of March 31, 2010	771,239	$4.10

At March 31, 2010, the vested warrants of 771,239 had an aggregate intrinsic value of $347,058.

NOTE 14 — CONCENTRATION RISK

Suppliers

The Company obtained approximately 100% of its inventory purchases from two suppliers for the years ended March 31, 2010 and 2009, respectively. Management believes other suppliers could provide similar products and services on comparable terms in the area. Although alternate suppliers may provide identical or similar products, such a change could result in delays and a possible loss of sales. The Company did have long-term contracts with its suppliers for the years ended March 31, 2010 and 2009.

Customers

The Company did not have concentrations related to any of its customers and revenue for the years ended March 31, 2010 and 2009.

NOTE 15 — CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

As described in Note 1 above, the Company controls Foguang through the Contractual Arrangements between Foguang and Ran Ji, which include a consulting services agreement, an operating agreement, an equity pledge agreement, an option agreement, and a proxy agreement. As described below, some of the Company’s officers and directors are also management members of Ran Ji and Foguang: Mr. Yiyou Ran, the Company’s chairman and chief executive officer, is also a director of Gold Industry, Gold Holy, Ran Ji and Foguang. Mr. Jianquan Chen, a member of the Company’s board of directors, is also a director of Gold Industry, Gold Holy, Ran Ji and Foguang. Both Mr. Ran and Mr. Chen are also shareholders and directors of Holy Golden Industry Limited, which owned approximately 56.4% of the Company’s common stock issued and outstanding as of July 9, 2010. The Company does not have any other relationship with Mr. Ran or Mr. Chen, except as described herein and except for employer/employee compensation relationship. The Company had $1,408,320 and $1,406,400 in prepayments to a related party receivable as of March 31, 2010 and 2009, respectively. (See Note 5)

NOTE 16 — INCOME TAXES

The Company uses the asset-liability method of accounting for income taxes prescribed by ASC 740 Income Taxes.

United States

China Redstone Group Inc. is subject to the United States of America Tax law at tax rate of up to 35%. No provision for the US federal income taxes has been made as the Company had no US taxable income for the years ended March 31, 2010 and 2009 and believes that its earnings are permanently invested in PRC.

BVI

Gold Industry was incorporated in the Cayman Islands and, under the current laws of the Cayman Islands, it is not subject to income taxes.

Hong Kong

Gold Holy was incorporated in Hong Kong and is subject to Hong Kong profits tax. The Company is subject to Hong Kong taxation on its activities conducted in Hong Kong and income arising in or derived from Hong Kong. The applicable statutory tax rate for the fiscal years ended March 31, 2010 and 2009 was 16.5%. The company had no income derived from its Hong Kong subsidiary.

PRC

The Company generated substantially all of its net income from its PRC operations for the year ended December 31, 2009. The components of income tax consist of the following as of:

	Year Ended March 31,
	2010	2009
Current Taxes
Chinese Operations	4,707,364	1,689,693
Total	$4,707,364	$1,689,693

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The Company did not have any temporary differences, which give rise to a net deferred tax asset for years end March 31, 2010 and 2009.

The reconciliation of the effective income tax rate to the statutory rate for years ended March 31, 2010 and 2009 is as follows:

	2010	2009
Statutory income tax rate for funeral company	25.0%	33.0%
Tax exemptions	(1.0)%	(4.0)%
Effective income tax rate for funeral chains	24.0%	29.0%

Beginning January 1, 2008, the new PRC Enterprise Income Tax (“EIT”) law replaced the existing laws for PRC Domestic Enterprises (“DEs”) such as Foguang and PRC Foreign Invested Enterprises (“FIEs”) such as Ran Ji.

The key changes are:

•	The new standard PRC EIT rate of 25% replaced the 33% rate then applicable to both DEs and FIEs, except for high-tech companies which pays a reduced rate of 15%; and

•
Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

NOTE 17 — COMMITMENTS AND CONTINGENCIES

(a) Lease commitments

The Company has a lease commitment in relation to the land use lease rights that were acquired by the Company through a cash payment of $836,000 from local farmers. The tenure of arable land is 22 years, from January 1, 2005 to December 31, 2027. The tenure of non-arable land is 50 years, from January 1, 2005 to December 31, 2055. At the end of these terms, the Company will have to negotiate new lease terms. The Company pays annual lease payment on or before October 31st to the provincial government in Changshou Chongqing, Peoples Republic of China (“PRC”) and in turn the PRC government then pays the sixth villager group, Longqiaohu village according to the terms of the contract, and the sixth villager group re-distributes the funds to each farmer household. This is the consideration that was agreed upon by the farmers for relocating in ChangShou Jiang Nan. As of March 31, 2010 and 2009, lease expense was $22,641 and $22,515, respectively.

The Company leased office space of 1,053 square meters at 239 Jianxi Road in Chongqing, PRC. The term of the lease was for four and a half years from August 1, 2009 to December 31, 2012, at which time the Company would have priority to renew it lease under the same conditions, with rent adjusted based on the market price. If the Company fails to pay the rent on time, a penalty will be assessed and if rent is due for three months, the counterparty could terminate its lease. As of March 31, 2010, lease expense was $14,191.

Future minimum operating lease payments relating to the above lease is as follows:

Years Ending
March 31,
2010	$22,641
2011	43,927
2012	43,927
2013	38,606
2014	22,641
Thereafter	294,337
Total	$466,079

(b) Litigation

In the ordinary course of business, the Company is generally subject to claims, complaints, and legal actions. At March 31, 2010 and 2009, management believes that the Company is not a party to any action which would have a material impact on its financial condition, operations, or cash flows.

(c) Economic Environment

Because all of the Company’s operations are conducted in the PRC, the Company is subject to special considerations and significant risks not typically associated with companies operating in the United States. These risks include, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The granting of land use rights is a common practice in China as all land is state-owned, and, at present, no option to purchase land has ever been granted. However, the Company does have very limited rights in accordance with land use rights for the cemetery plot development and corresponding sales of the burial spaces.

(d) Retirement Plans

The Company participates in a defined contribution retirement program organized by the relevant local government authority. Employees of the Company eligible to participate in the retirement plan are entitled to retirement benefits from the plan. The local government authority is responsible for the pension liabilities to retired employees. The Company is required to make monthly contributions to the retirement plan up to the time of retirement of the eligible employees, at 20% of the local standard basic salaries. As of March 31, 2010 and 2009, the Company had no significant obligation apart from the contribution as stated above.

Note 18 — SUBSEQUENT EVENT

During the quarter ended June 30, 2010, the Company' granted stock award of 12,500 shares of restricted common stock to each of the Company’s four non-employee directors. Each award vests quarterly in equal amounts over a one year period from the date of grant.  The fair value of the restricted stock at the measurement date was $236,252, of which $59,063 has been expensed at June 30, 2010.

During the quarter ended June 30, 2010, the Company issued 60,000 shares of restricted stock to a consulting firm.  The restricted stock awards each vest quarterly in equal amounts over a one year period. The fair value of the restricted stock at the grant date was $165,900, and $41,475 was expensed for the three months ended June 30, 2010.

During the quarter ended June 30, 2010, the Company issued 250,000 shares of restricted stock to a consulting firm to provided business and financial consulting services. The Company has issued 160,000 of the restricted shares with a fair value of $728,000 and is to issue an additional 90,000 restricted shares with a fair value of $409,500.  The restricted shares have all been expensed as of the grant date because there is no specific performance requirement related to the agreement and the restricted shares are fully vested at the time of grant.

In accordance with ASC 718 (formerly SFAS 123R), the Company valued the restricted stock award at fair value as of the grant date and recognizes compensation expense on a straight-line basis over the vesting period.

The following table summarizes the activity of the above restricted stock awards during the three months ended June 30, 2010:

	Number	Weighted Average Grant Date Fair Value

Non-vested at March 31, 2010	-	$-
Granted	360,000	3.27
Vested	(187,500)	4.42
Forfeited	—	—
Non-vested at June 30, 2010	172,500	4.12

The grant date fair values of restricted stock awards which vested during the three month ended June 30, 2010 were $828,538.

As of June 30, 2010, there was $711,338 of unrecognized compensation cost related to unvested outstanding restricted stock. The Company expects to recognize these costs over a weighted average period of 0.75 years.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	$606.41
Printing and engraving expenses	0
Blue Sky fees and expenses	7,585	*
Legal fees and expenses	50,000	*
Accounting fees and expenses	20,000	*
Miscellaneous	0

Total	$78,191.41

*     Estimated

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware Law

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Pursuant to the provisions of Section 145, a corporation may indemnify its directors, officers, employees, and agents as follows:

     “(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

     (b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

     (e) Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

     (h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Charter Provisions and Other Arrangements of the Registrant

     We currently have not adopted any indemnification provisions in our certificate of incorporation or bylaws for our officers and directors.

ITEM 15. Unregistered Sales of Equity Securities

     The following is a summary of our transactions during the last three years involving sales of our securities that were not registered under the Securities Act of 1933 (the “Act”):

On March 1, 2009, we entered into an agreement with a consultant to provide investor relations related consulting services for the Company.  Under the terms of the agreement, compensation to the consultant includes an issuance of 60,000 shares of our common stock, which shares were issued to the consultant on April 2, 2010.  The issuance of these securities was exempt under Section 4(2) under the Act, as it was a transaction by the Company not involving any public offering.

On February 10, 2010, we entered into an agreement with a consultant to provide public relations related consulting services for the Company.  Under the terms of the agreement, compensation to the consultant was an issuance of 250,000 shares of our common stock, which shares were issued to the consultant on April 2, 2010.  The issuance of these securities was exempt under Section 4(2) under the Act, as it was a transaction by the Company not involving any public offering.

On February 23, 2010, we sold and issued to 24 investors 1,402,262 shares of Common Stock (the “Shares”) and Warrants to purchase 701,126 shares of Common Stock. The Shares and Warrants were issued to accredited investors in a private placement transaction exempt from registration under the Act, pursuant to Rule 506 of Regulation D promulgated thereunder. Neither the Shares nor the Warrants have been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration under the Securities Act and applicable state securities laws or an applicable exemption from registration requirements. We also issued warrants to purchase up to 70,113 shares of Common Stock to our placement agent for this transaction and its assignees.

On February 12, 2010, we issued 8,800,000 shares of our common stock to the Cayman Shareholder in exchange for 100% of the capital stock of Gold Industry. The issuance of the common stock to the Cayman Shareholder was exempt from registration pursuant to Regulation S under the Act. We made this determination based on the representations of the Cayman Shareholder, which included, in pertinent part, that such shareholder was not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Act, and that such shareholder was acquiring the common stock for investment purposes for its own account and not as nominee or agent, and not with a view to the resale or distribution thereof, and that such shareholder understood that the shares of common stock may not be sold or otherwise disposed of without registration under the Act or an applicable exemption therefrom.

In February 2009, we issued 375,000 shares of common stock to an individual at $0.02 per share.  The shares were issued under an exemption from registration of  Section 4(2) of the Act..

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

     See “Exhibit Index” below, which follows the signature page to this registration statement.

ITEM 17. UNDERTAKINGS

(a)   The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus file with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
For purposes of determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
For determining liability of the undersigned registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(vi)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized in the Province of Chongqing, People’s Republic of China, on December 14, 2010.

CHINA REDSTONE GROUP, INC.

By:	/s/ Yiyou Ran
Yiyou Ran
Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Michael Wang
Michael Wang
Chief Financial Officer
(Principal Financial and Accounting
Officer)

 Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Yiyou Ran	Chairman of the Board, President and	December 14, 2010
Yiyou Ran	Chief Executive Officer

/s/ Michael Wang	Chief Financial Officer and Director	December 14, 2010
Michael Wang

/s/ Jianquan Chen	Director	December 14, 2010
Jianquan Chen

/s/ Tim Hudson	Director	December 14, 2010
Tim Hudson

/s/ Michael Rudolph	Director	December 14, 2010
Michael Rudolph

/s/ Lihua Zhang	Director	December 14, 2010
Lihua Zhang

/s/ Ray Hsu	Director	December 14, 2010
Ray Hsu

EXHIBIT INDEX

Exhibit	Description
2.1	Share Exchange Agreement by and among Artistry and Your Out Doors LLC. (“YOD”) and the members of YOD dated March 12, 2009 (2)

2.2	Share Exchange Agreement by and among Artistry Publications, Inc. , Gold Industry Limited and the shareholders of Gold Industry dated February 12, 2010 (4)

3.1	Articles of Incorporation (1)

3.2	By-Laws (1)

3.3	Amended and Restated By-Laws (10)

4.1	Form of Warrant Issued to Purchasers in the February 2010 Financing (6)

5.1	Opinion of Richardson & Patel LLP*

5.2	Opinion of Exceedon & Partners Law Firm *

10.1	Consulting Service Agreement (4)

10.2	Operating Agreement (4)

10.3	Equity Pledge Agreement (4)

10.4	Option Agreement (4)

10.5	Voting Rights Proxy Agreement (4)

10.6	Rural Land Lease Agreement (4)

10.7	Jiangbei Office Lease Agreement (4)

10.8	Nan’an Office Lease Agreement (4)

10.9	Bowling House Lease Agreement (4)

10.10	Form of Securities Purchase Agreement dated February 23, 2010 (6)

10.11	Form of Registration Rights Agreement, dated February 23, 2010 (6)

10.12	Form of Director’s Offer and Acceptance Letter (8)

10.13	Bluestone Pavement Slab and Tombstone Memorial Contract dated January 28, 2010. (10)

10.14	Construction Agreement dated November 4, 2009 (10)

10.15	Construction Agreement dated May 20, 2010*

10.16	Tourism Development Agreement dated February 28, 2009*

14.1	Code of Ethics (3)

21.1	List of subsidiaries(9)

23.1	Consent of Richardson & Patel LLP (contained in Exhibit 5.1)

23.2	Consent of PMB Helin Donovan, LLP*

23.3	Consent of Exceedon & Partners Law Firm (contained in Exhibit 5.2)

99.1	Presentation materials (5)

99.2	Press Release dated March 4, 2010 (7)

99.3	Schedule to Form of Warrant (10)

99.4	Schedule to Form of Securities Purchase Agreement (10)

99.5	Schedule to Form of Registration Rights Agreement(10)

99.6	Schedule to Form of Director’s Offer and Acceptance Letter (10)

*	Filed herewith.

(1)	Filed as an Exhibit to Form SB-2 filed with the SEC on October 26, 2007.

(2)	Filed as an Exhibit to Form 8-K filed with the SEC on March 20, 2009.

(3)	Filed as an Exhibit to Form 10-K filed with the SEC on December 1, 2008.

(4)	Filed as an Exhibit to Form 8-K filed with the SEC on February 18, 2010.

(5)	Filed as an Exhibit to Form 8-K filed with the SEC on February 23, 2010.

(6)	Filed as an Exhibit to Form 8-K filed with the SEC on February 24, 2010.

(7)	Filed as an Exhibit to Form 8-K filed with the SEC on March 4, 2010.

(8)	Filed as an Exhibit to Form 8-K filed with the SEC on April 6, 2010.

(9)	Filed as an Exhibit to Form S-1 filed with the SEC on April 9, 2010.

(10)	Filed as an Exhibit to Form 10-K filed with the SEC on July 15, 2010.